As filed with the Securities and Exchange Commission on August 5, 2015

Registration No. 333-

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

C1 Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida	6022	46-4241720
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	100 5th Street South St. Petersburg, Florida 33701 (877) 266-2265
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Trevor R. Burgess President and Chief Executive Officer C1 Financial, Inc. 100 5th Street South St. Petersburg, Florida 33701 (877) 266-2265
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000		Anna T. Pinedo Morrison & Foerster LLP 250 West 55th Street New York, New York 10019 (212) 468-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common stock, par value $1.00 per share	1,256,255 shares	$19.38	$24,346,222	$2,829.03

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the Registrant’s common stock on August 3, 2015, as reported by the NYSE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 5, 2015

PROSPECTUS

1,256,255 Shares

C1 Financial, Inc.
Common Stock

The selling stockholders identified in this prospectus are offering 1,256,255 shares of C1 Financial, Inc.’s common stock.

We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “BNK.” On August 3, 2015, the last reported sale price of our common stock was $19.04 per share.

Certain directors and executive officers of our company intend to purchase shares of our common stock in the offering.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 14.

	Per Shares	Total
Public offering price	$	$
Underwriting discounts and commissions (1)
Proceeds to selling stockholders, before expenses

_______________

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

These securities are not deposits, savings accounts, or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to make delivery of the shares to purchasers on or about          , 2015

RAYMOND JAMES

The date of this prospectus is           , 2015

Neither we, the selling stockholders nor the underwriter have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

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About This Prospectus

In this prospectus, unless the context suggests otherwise, references to “C1 Financial,” “C1 Financial, Inc.,” the “Company,” “we,” “us” and “our” refer to C1 Financial, Inc., its subsidiaries, including its wholly owned subsidiary, C1 Bank, and its predecessor CBM Florida Holding Company, and the “Bank” refers to C1 Bank, formerly known as the Community Bank of Manatee through February 2011 and Community Bank & Co. through April 2012.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. You should read this prospectus, any free writing prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.

Neither we, nor any of our officers, directors, agents or representatives nor the underwriter, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

“C1 Bank” and its logos and other trademarks referred to in this prospectus including, A Bank by Entrepreneurs for Entrepreneurs™, Clients 1st™ and Community 1st™ belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the ™ symbol, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Industry and Market Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

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Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

C1 Bank

Our name expresses our ideals to put our Clients 1st and our Community 1st. We are focused on serving the needs of entrepreneurs, tailoring a wide range of relationship banking services to entrepreneurs and their families, including commercial loans and a full line of depository products. We are based in St. Petersburg, Florida and operate from 31 banking centers and one loan production office on the West Coast of Florida and in Miami-Dade and Orange Counties. We were the sixth fastest growing bank in the United States as measured by asset growth for the five-year period ending June 30, 2014, according to SNL Financial. As of December 31, 2014, we were the 18th largest bank headquartered in the state of Florida by assets and the 16th largest by equity, having grown both organically and through acquisitions, increasing assets from $260 million at December 31, 2009 to $1.7 billion at June 30, 2015.

Why Do Our Clients Bank with Us?

1.	We are a Bank by Entrepreneurs for Entrepreneurs. We believe our team is comprised of people with deep relationships in the communities we serve, with fundamental market and product knowledge and people who can provide sophisticated business advice to Florida’s entrepreneurs. We believe that we care more and that we try harder and that’s why businesses across the state of Florida are switching to C1 Bank. We invest in technology, developing applications to enhance our relationships with our clients and to make us more productive.

2.	We believe we are great at making loans that satisfy the unique needs of our clients. In 2014, we made $489 million in new loan commitments with a focus on businesses and entrepreneurs across the state of Florida. From a $250,000 SBA loan to a $33 million commercial loan—we have the knowledge, sophistication and desire to get deals done quickly, and tailor them to meet the specific needs of businesses and entrepreneurs.

3.	We believe our deposit accounts are simple and fair. We offer two types of checking accounts for businesses, depending on their needs. Same for families—two easy choices (plus special accounts for seniors and for students). We have 31 banking centers in eight counties as well as online and mobile banking. We believe our fees are fair when we charge them. We even pay clients $5 per month for the first year they bank with us as opposed to our regional and money-center competitors who often charge $5 per month for checking accounts.

4.	We are committed to the communities we serve. We are the bank of the Tampa Bay Buccaneers, the bank of the Outback Bowl, the bank of the Tampa Bay Rowdies and a corporate partner of the Miami HEAT. We volunteer, we give back, and we are committed to being a good corporate citizen. The design of our banking centers is deliberate—saying something about who we are—modern, technology forward and relevant to the communities we serve.

5.	We believe we treat our people right. Our culture is based on passion—for our clients, for technology, for productivity and for being the best at what we do. In 2014, we announced an industry leading initiative to pay a living wage and full benefits to all of our employees. We believe that we do the right thing by our employees and that this allows us to attract and retain who we believe to be the very best banking employees.

 Our History

While the Bank’s charter dates back to 1995, the modern history of the Bank began in December 2009, in the midst of the recession, when four investors, including our President and CEO, Trevor Burgess, made a significant recapitalizing investment in Community Bank of Manatee, a small five-branch traditional community bank based in Bradenton, Florida. These investors led the turnaround and transformation of the Bank by instituting the entrepreneurial and service-based culture the Bank enjoys today, changing the name to C1 Bank, and making the following successful strategic acquisitions of challenged Florida banks:

•	First Community Bank of America. On May 31, 2011, we acquired First Community Bank of America, or FCBA, for $10 million in cash, adding approximately $434 million in assets and 11 banking centers, raising our total assets to approximately $750 million and expanding our footprint to 17 locations covering the entire Tampa Bay region.

•	The Palm Bank. On May 31, 2012, we acquired The Palm Bank for $5.5 million in cash, adding approximately $119 million in assets and three banking centers taking us to 21 total locations and expanding our footprint in Tampa.

•	First Community Bank of Southwest Florida. On August 2, 2013, we assumed approximately $241 million in assets and all of the approximately $237 million in deposits of the failed First Community Bank of Southwest Florida from the Federal Deposit Insurance Corporation, or FDIC, as receiver. This transaction raised our total assets to approximately $1.3 billion, total deposits to approximately $1 billion, and total loans to approximately $900 million. Additionally, we acquired all seven of First Community Bank of Southwest Florida’s banking centers to expand our footprint further south on the West Coast of Florida into Fort Myers, Cape Coral and Bonita Springs.

These acquisitions immediately increased our scale and geographic footprint. We were incorporated in the state of Florida in July 2013 and became the holding company of the Bank that same month when the stockholders of the Bank exchanged their shares of common stock in the Bank for shares of our common stock. The stockholders received one share of our common stock for each share of common stock of the Bank that they held. As a result, the Bank’s former stockholders owned all of our shares and the Bank became our wholly owned subsidiary. On December 19, 2013, the Bank’s primary stockholder, CBM, merged with and into us. As part of the merger, the stockholders of CBM received shares of the Company in exchange for their shares of CBM.

On August 14, 2014 we completed our initial public offering (“IPO”) on the New York Stock Exchange under the ticker “BNK.”

Making It Happen at C1 Bank

We have achieved a number of exciting milestones since December 2009, including:

•	growing our total assets from $260 million at December 31, 2009 to $1.7 billion at June 30, 2015, a compound annual growth rate of 40%;

•	growing non-interest-bearing deposits from $17 million at December 31, 2009 to $322 million at June 30, 2015, a compound annual growth rate of 70%, while growing overall deposits from $219 million to $1.2 billion during the same timeframe, with a compound annual growth rate of 37%;

•	growing new loan origination from $202 million in 2012 to $418 million in 2013 to $488.7 million in 2014 and $353 million in the six months ended June 30, 2015, which, combined with acquisitions, allowed us to grow our loans by 21%, 59%, 13% and 14%, respectively, during these periods;

•	capitalizing on the investment of our four lead investors who personally invested nearly $70 million and attracted approximately $35 million of additional capital to support the growth of the Bank prior to the IPO;

•	successful IPO on the New York Stock Exchange completed in August 2014 resulted in net proceeds of $42.3 million to support future growth of the Bank;

•	hiring a differentiated management team with diverse knowledge and prior experience not typically seen at a community bank;

•	expanding into Miami beginning in January 2013 with a loan production office and then, in January 2014, opening our highly publicized first flagship banking center in Miami’s Wynwood Arts District;

•	attracting and retaining the best talent by initiatives such as the community-focused introduction of a living-wage rate of pay for all full-time employees;

•	introducing in April 2015 our “C1 Bankmobile”, primarily to be used for disaster recovery and community outreach, and at sporting and community events throughout Florida;

•	highlighting the recognition of our President and CEO, Trevor Burgess, who was named the 2013 Ernst & Young Florida Entrepreneur of the Year in the Financial Services Category and Community Banker of the Year by the American Banker Magazine in 2014;

•	establishing C1 Labs, a technology innovation group within the Bank, and filing seven patent applications for financial technology products, which we believe will help increase productivity and improve our relationships with our clients;

•	developing a partnership with a third party to offer Smart Loan Express, an inexpensive mobile relationship profitability model for community bankers developed by C1 Labs;

•	winning the Coolest Office Space in Tampa Bay by the Tampa Bay Business Journal in recognition of our open plan, productivity and technology focused headquarters; and

•	opening three branches in Miami-Dade County (Doral, Coral Gables and Miami Beach) and one in Hillsborough since our IPO.

C1 Market Areas

Our banking operations are concentrated in three of the top six metropolitan statistical areas, or MSAs, in the Southeast by population and the three largest business markets in Florida: Tampa Bay, Miami-Dade and Orlando. Our Florida market includes our headquarters in St. Petersburg and 31 banking centers and one loan production office which are located in Pinellas, Hillsborough, Lee, Manatee, Charlotte, Miami-Dade, Pasco, Sarasota and Orange counties. We have chosen to operate in these markets because we believe they will continue to exhibit higher growth rates than other markets across the state.

We have successfully executed our growth initiative through strategic acquisitions and organic growth. Our acquisitions of FCBA, The Palm Bank and First Community Bank of Southwest Florida strengthened our presence in our existing markets, while growing our franchise in surrounding counties.

Our recent entry into the Miami-Dade market provides us a platform to further expand into this highly populated market, which is home to many small businesses and entrepreneurs. We entered the Miami-Dade market with a loan production office in January 2013 and were able to originate $154 million in loans in our first year. In January 2014, we closed the loan production office and opened our first Miami banking center with a highly differentiated look and feel in Miami’s Wynwood Arts District. In October 2014, we continued our expansion into the Miami-Dade market by opening our Coral Gables banking center. In November 2014, we opened a temporary pop-up branch in Miami Beach in preparation for our full-service branch, which is expected to open across the street in late 2015. In addition, in April 2015, we opened our fourth banking center in the Miami-Dade market located in Doral. Next, we plan to expand to Broward County, with the opening of our first banking center in Fort Lauderdale in late 2015.

We opened a loan production office in Orlando in June 2014 and hired our first full-time commercial lender focused on that market, aiming to replicate our successful Miami strategy. We plan to open our first banking center in Orange County in 2016.

 Our Competitive Strengths

Entrepreneurial approach to banking. Entrepreneurial spirit is paramount to our culture. We focus on hiring and training sophisticated bankers who can be trusted advisors to our business clients in stark contrast to what we believe to be the impersonal, transactional approach of many of our competitors. We seek to establish long-term relationships with our clients so that we can customize loans to meet the needs of these entrepreneurs. Fast, local decision making and certainty of execution further differentiate our approach and we believe give us the ability to charge a competitive, yet premium yield on our new loans. By focusing on entrepreneurial clients, we further refine our ability to provide sophisticated and tailored services, which many of our competitors are unable to match. We focus on growing core deposits from businesses and individuals through our extensive banking center network and via our new proprietary technologies, such as our iPad account opening software. At our headquarters, we have no individual offices and no secretaries in order to emphasize the importance of productivity, collaboration, speed, the use of technology, and client focus. We have also developed a Management Associate Program in partnership with the University of South Florida to attract and develop the future leaders of the Bank.

Well positioned in a growing and attractive market. The state of Florida is the third largest and fourth fastest growing state in the United States based on population. Its population has grown from 12.9 million in 1990 to 19.9 million in 2014 and is expected to approach 21 million by 2020. This growth generates job creation, commercial development and housing starts. Our operations are focused in the Tampa Bay area, with 27 banking centers in seven contiguous counties along the West Coast of Florida. In 2014, we opened Wynwood and Coral Gables banking centers and a pop-up branch in Miami Beach, expanding our branch network into Miami-Dade, one of the fastest growing markets in the state. During 2015 we opened our Doral banking center and by the end of 2015, we plan to open our permanent Miami Beach banking center, completing four banking centers in Miami-Dade. We opened a loan production office in Orlando in June 2014 and we plan to open our first banking center in Orange County in 2016.We believe our demonstrated ability to grow successfully and our focus on entrepreneurs will give us a competitive advantage in these growing markets.

Differentiated brand positioning. We actively work to position our brand to attract entrepreneurs in four ways. First, we have been able to capture the press and the public’s attention through an aggressive public relations strategy. Second, we are deeply involved in the communities in which we serve, which increases our local market knowledge, grows our relationships with members of the local business community and increases awareness of our brand. Third, we use sports marketing to entertain thousands of existing and potential clients each year and to increase brand awareness and strengthen relationships with existing and potential clients. Fourth, we are focused on a highly differentiated modern and technology-forward design for our banking centers and our headquarters, which makes us stand out from our more traditional, mahogany-laden competitors.

Long-term risk mitigation focus. Our directors and management have invested a material portion of their net worth in the Bank and as a result are acutely focused on risk mitigation and cost discipline. Our experience of turning around four troubled banks was extremely valuable in developing broad risk-mitigation policies and procedures. Having foreclosed on hundreds of loans, we learned a lot about the mistakes made by banks in Florida. We make many decisions to benefit long-term risk reduction, even at the expense of short-term gain, such as:

•	we seek a lower risk profile by actively managing our assets and liabilities. We focus on limiting fixed-rate loans to five years or less and more than 60% of our loans have some variable rate component. We continue to grow core deposits and use certificates of deposit and Federal Home Loan Bank, or FHLB, borrowings to extend fixed-rate liabilities. For example, our FHLB borrowings have an average weighted maturity of 47 months as of June 30, 2015;

•	we primarily require properly margined real estate to secure our business loans;

•	we have a complete separation between the lending and credit departments with no individual lending authority at the Bank. All loans over $1 million require consensus of all members of our loan committee; and

•	we liquidated our securities portfolio in 2013 to eliminate mark-to-market interest rate risk in a rising rate environment. Our liquidity therefore largely consists of cash, greatly reducing risk while increasing flexibility to fund loan demand.

Innovative approach to technology. We established C1 Labs as a group of bank employees focused on developing proprietary technology to improve our productivity and enhance our client relationships. For example, our iPad account opening software allows our bankers to open accounts more quickly and accurately than the traditional branch-based method. This software and technology also enables us to open accounts at a client’s office or place of business, or at our banking centers, in under three minutes. In addition, we have an internal tool that empowers our client managers to price loans in real time, in field with a pre-approved, risk-adjusted return-on-equity calculator. We believe our technology offers our clients a unique and convenient banking experience that is not available at traditional community banks, which will help drive future loan and deposit growth in the markets we serve.

We have filed seven non-provisional patent applications in the United States and intend to file additional patent applications on these technologies and others we have in development. We recently announced a partnership with a third party to offer Smart Loan Express, an inexpensive mobile relationship profitability model for community bankers to use in the field. We continue exploring the opportunity of licensing these technologies to third parties.

Our Business Strategy

Our strategy is to “care more and try harder.” We strive to enhance stockholder value by:

Growing organically to leverage our brand awareness and expand our loan and deposit market share in Florida, particularly in the high-growth Tampa Bay and Miami-Dade markets by:

•	growing relationships with new clients and enhancing existing relationships by hiring and retaining client managers with deep community ties, deep subject matter expertise and the sophistication to offer valuable business advice and creative solutions to meet the needs of our clients;

•	opening new banking centers including our permanent Miami Beach location and a new one in Broward County by the end of 2015;

•	having opened a loan production office in Orlando in June 2014, expanding into one of the fastest growing markets in Florida and the third largest business market after Miami-Dade and Tampa, with plans for our first banking center in that market to open in 2016; and

•	hiring, training, and equipping best-in-class client managers to serve the needs of Florida’s entrepreneurs.

Increasing profitability and improving efficiency to increase our return on equity and return on assets by:

•	capitalizing on our established infrastructure to realize economies of scale. Our average assets per employee, for example, have grown from $4.6 million in 2012 to $6.5 million in 2014 (a metric we intend to continue to increase). As of June 30, 2015, our average assets per employee totaled $6.6 million;

•	continuing to invest in technology to drive productivity; and

•	resolving problem loans and selling foreclosed-upon property from acquired banks to reduce costs and to allow those assets to be redeployed into profitable new loans. We work to maximize the outcome of these classified assets by focusing on the recovery of all amounts due under the law including through the collection of deficiency judgments.

Completing strategic acquisitions by building on our track record of successfully acquiring and integrating community banks as follows:

•	analyzing opportunities for acquisition, especially FDIC assisted acquisitions located in our target markets outside of the panhandle;

•	targeting community banks in our existing markets or in adjacent growth regions of Florida such as the I-4 corridor, Orlando and south Florida; and

•	using the Wall Street experience and background of our CEO and fellow investors in negotiating and structuring acquisitions to increase the overall value of our franchise.

Risks to Consider

Before investing in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” These risks include, among others, the following:

•	the geographic concentration of our markets makes our business highly susceptible to downturns in the local economies and depressed banking markets, which could be detrimental to our financial condition;

•	we are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance;

•	a return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations;

•	if we are unable to manage our rapid growth, our business could be disrupted and the price of our common stock could go down;

•	we are currently exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements;

•	we are subject to extensive state and federal financial regulation, and compliance with changing requirements may restrict our activities or have an adverse effect on our results of operations;

•	we have made commercial loans to Brazilian corporations, which if unpaid could negatively affect our earnings and capital;

•	our financial performance will be negatively impacted if we are unable to execute our growth strategy; and

•	the loss of any member of our management team and our inability to make up for such loss with a qualified replacement could harm our business.

Corporate Information

We were incorporated in the state of Florida on July 2, 2013. On December 19, 2013, the Bank’s primary stockholder, CBM Florida Holding Company, or CBM, merged with the Company. Our operations are conducted through C1 Bank which was founded in 1995 under the name Community Bank of Manatee. Our principal executive offices are located at 100 5th Street South, St. Petersburg, Florida, 33701 and our telephone number is (877) 266-2265. We also maintain an Internet site at www.c1bank.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to approximately four years from the completion of this offering, unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced regulatory and reporting requirements. We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part.

We may continue to take advantage of some or all of the reduced regulatory, accounting and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. While we have elected to retain the ability to delay adopting new or revised accounting standards in the future, at June 30, 2015 and December 31, 2014, 2013 and 2012, we had adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities.

The Offering

Common stock offered by selling stockholders	1,256,255 shares
Selling stockholders	CBM Holdings Qualified Family, L.P. Erwin Russel Oakland Investment LLC
Common stock outstanding	16,100,966 shares
Voting rights	One vote per share
Use of proceeds	We will not receive any proceeds from the sale of our common stock offered by the selling stockholders under this prospectus. The selling stockholders will bear the expenses in connection with the registration of the shares being offered for resale hereunder as well as underwriting discounts or selling commissions or any legal or accounting expenses incurred.
NYSE listing	Our common stock is listed on the New York Stock Exchange under the trading symbol “BNK.”
Risk factors	Investing in our common stock involves risks. Please see the section entitled “Risk Factors” as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.

Summary Consolidated Financial and Other Data

The following table sets forth our summary consolidated financial data (i) as of and for the six-month period ended June 30, 2015 and 2014 and (ii) as of and for the years ended December 31, 2014, 2013 and 2012. The summary consolidated financial data as of and for the years ended December 31, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of and for the six-month period ended June 30, 2015 and 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all of our accounts, including the accounts of the Bank, and, in the opinion of management, include all recurring adjustments and normal accruals necessary for a fair presentation of our financial position, results of operations and cash flows for the dates and periods presented.

The Bank acquired FCBA, The Palm Bank and First Community Bank of Southwest Florida on May 31, 2011, May 31, 2012 and August 2, 2013, respectively. Our consolidated financial statements include the financial position, results of operations and cash flows of these acquired banks as of June 1, 2011, June 1, 2012 and August 3, 2013, respectively. Consequently, our results of operations for these periods are not fully comparable.

You should read the information set forth below in conjunction with “Capitalization,” “Management’s Discuss and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical consolidated financial data may not be indicative of our future performance.

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
Statement of Income Data
Interest income	$36,884	$30,907	$64,310	$48,499	$38,201
Interest expense	4,498	4,164	8,626	6,650	6,127
Net interest income	32,386	26,743	55,684	41,849	32,074
Provision for loan losses	1,467	4,608	4,814	1,218	2,358
Bargain purchase gain	-	11	48	13,462	6,235
Gain (loss) on sale of securities	-	241	241	305	3,035
Total noninterest income	5,937	4,387	7,738	21,648	15,051
Total noninterest expense	23,680	21,947	47,232	42,637	33,963
Income before income taxes	13,176	4,575	11,376	19,642	10,804
Income tax expense (benefit)	5,259	1,819	4,652	7,652	(2,304)
Net income	7,917	2,756	6,724	11,990	13,108

Per Share Outstanding Data
Net earnings per share	$0.49	$0.21	$0.48	$1.08	$1.29
Diluted net earnings per share	0.49	0.21	0.48	1.08	1.28
Weighted average shares outstanding (000s)	16,101	12,868	14,112	11,108	10,189
Weighted average diluted shares outstanding (000s)	16,101	12,868	14,112	11,124	10,227
Book value per share	$12.08	$10.51	$11.59	$9.97	$9.06
Tangible book value per share	12.02	10.40	11.51	9.83	9.00
Common shares outstanding at year or period end (000s)	16,101	13,340	16,101	12,217	10,649

Balance Sheet Data
Cash and cash equivalents	$165,200	$258,944	$185,703	$143,452	$77,038
Securities available for sale	—	—	—	—	109,423
Loans receivable, gross	1,361,459	1,062,701	1,188,522	1,053,029	663,634
Loans originated by C1 Bank (Nonacquired)	1,046,227	665,615	840,275	614,613	301,858

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
Loans acquired(1)	315,232	397,086	348,247	438,416	361,776
Total assets	1,677,806	1,449,214	1,536,691	1,323,371	938,066
Total deposits	1,215,988	1,135,451	1,167,502	1,041,043	760,041
Borrowings	261,000	168,500	178,500	153,500	78,300
Total liabilities	1,483,251	1,309,023	1,350,053	1,201,557	841,619
Total stockholders’ equity	194,555	140,191	186,638	121,814	96,447
Tangible stockholders’ equity	193,482	138,752	185,402	120,080	95,828

Capital Ratios
Total capital to risk-weighted assets	13.60%	12.42%	14.74%	10.97%	12.54%
Tier 1 capital to risk-weighted assets	13.08%	11.98%	14.33%	10.62%	12.03%
Tier 1 leverage ratio	12.01%	9.73%	11.95%	9.36%	10.21%
Tangible Common Equity / Tangible Assets	11.54%	9.58%	12.07%	9.09%	10.22%
Equity / Assets	11.60%	9.67%	12.15%	9.20%	10.28%

Asset Quality Ratios
Total non-performing loans to loans receivable	1.28%	2.02%	1.76%	2.26%	3.51%
Total non-performing assets to total assets	2.69%	3.98%	3.63%	4.90%	4.51%
Total allowance for loan losses to non-performing loans	43.96%	21.41%	25.48%	14.35%	12.07%
Net charge-offs (recoveries) to total loans	(0.14)%	0.66%	0.27%	0.08%	0.88%
Nonacquired net charge-offs (recoveries) to total nonacquired loans	(0.08)%	1.27%	0.56%	0.00%	0.02%
Allowance for loan losses to total loans	0.56%	0.43%	0.45%	0.32%	0.42%
Allowance for loan losses to nonacquired loans	0.73%	0.69%	0.63%	0.56%	0.93%

Nonperforming Assets
Nonacquired non-performing assets	$340	$507	$487	$737	$47
Nonaccrual loans	340	463	443	693	—
OREO(2)	—	44	44	44	47
Nonacquired restructured loans	—	—	—	64	—
Nonacquired non-performing assets to nonacquired loans plus OREO	0.03%	0.08%	0.06%	0.12%	0.02%
Acquired non-performing assets	$44,804	$57,224	$55,323	$64,094	$42,295
Nonaccrual loans	17,118	20,990	20,451	23,089	23,315
OREO	27,686	36,234	34,872	41,005	18,980
Acquired restructured loans(3)	891	921	906	916	2,124
Acquired non-performing assets to acquired loans plus OREO	13.07%	13.21%	14.44%	13.37%	11.11%

Loan Composition
Acquired loans by type:(1)
Owner occupied CRE	$95,445	$118,854	$107,169	$132,834	$108,971

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
Non owner occupied CRE	83,227	98,705	88,363	104,130	60,151
C&I	14,556	26,840	16,551	29,707	29,719
C&D	16,985	21,092	19,364	24,049	22,097
1-4 family	90,516	110,548	100,995	119,846	108,058
Multifamily	5,040	6,437	5,516	9,212	12,326
Secured by farmland	1,941	5,584	2,013	7,859	7,492
Consumer and other	7,522	9,026	8,276	10,779	12,962

Nonacquired Loans by Type
Owner occupied CRE	136,789	97,458	124,067	71,662	47,109
Non owner occupied CRE	407,654	240,886	311,239	201,225	112,987
C&I	63,190	55,031	58,809	55,804	37,109
C&D	135,586	52,238	88,072	66,925	37,322
1-4 family	146,192	94,675	123,421	76,392	43,592
Multifamily	26,721	26,295	27,385	46,829	3,219
Secured by farmland	52,876	60,179	57,825	62,487	14,176
Consumer and other	77,219	38,853	49,457	33,289	6,344
New loan origination(4)	351,191	208,222	488,667	417,567	202,189
Yield on loans	5.90%	5.85%	5.83%	5.87%	5.84%
Adjusted yield on loans(5)	5.77%	5.66%	5.65%	5.63%	5.50%

Deposit Composition
Demand	$322,173	$253,148	$278,543	$194,383	$108,862
NOW	148,724	140,939	140,598	138,765	131,562
Money market and savings	483,157	383,259	435,105	362,591	277,775
Retail time	247,700	330,832	286,979	319,780	218,108
Jumbo time(6)	14,234	27,273	26,277	25,524	23,734
Cost of deposits	0.46%	0.55%	0.53%	0.55%	0.70%
Adjusted cost of deposits(7)	0.46%	0.56%	0.54%	0.59%	0.80%

Selected Performance Metrics
ROAA	1.00%	0.40%	0.46%	1.08%	1.50%
ROAE	8.37%	4.14%	4.36%	11.43%	15.63%
Net interest margin (NIM)	4.64%	4.35%	4.28%	4.34%	4.06%
Adjusted NIM(8)	4.51%	4.14%	4.09%	4.04%	3.63%
Efficiency ratio	61.8%	71.1%	74.8%	67.5%	77.0%
Yield on loans	5.90%	5.85%	5.83%	5.87%	5.84%
Cost of deposits	0.46%	0.55%	0.53%	0.55%	0.70%
Full-time employees (end of period)	247	221	238	219	210

____________________

(1)	Loans not originated under C1 Bank (including loans originated by Community Bank of Manatee before the recapitalization by the four investors in December 2009 and those acquired from First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida).

(2)	OREO means other real estate owned.

(3)	Restructured loans include accruing and nonaccrual troubled debt restructurings. Nonaccrual restructured loans are included in Nonaccrual loans. Acquired restructured loans include restructurings from Community Bank of Manatee only. Restructured loans acquired from First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida were considered Purchased Credit Impaired loans.

(4)	Represents new loan commitments during the periods presented.

(5)	Excludes loan accretion from the acquired loan portfolio.

(6)	Jumbo time deposits include deposits over $250 thousand.

(7)	Excludes amortization of premium for acquired time deposits.

(8)	Excludes loan accretion from the acquired loan portfolio and amortization of premiums for acquired time deposits and Federal Home Loan Bank advances.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in our selected consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include “adjusted yield on loans,” “adjusted cost of deposits,” “adjusted net interest margin,” “tangible stockholders’ equity,” “tangible book value per share,” “tangible common equity to tangible assets,” and “efficiency ratio.” Our management uses these non-GAAP financial measures in its analysis of our performance:

•	“Adjusted yield on loans” is our yield on loans after excluding loan accretion from our acquired loan portfolio. Our management uses this metric to better assess the impact on purchase accounting over yield on loans, as the effect of loan discounts accretion is expected to decrease as the acquired loans roll off of our balance sheet.

•	“Adjusted cost of deposits” is our cost of deposits after excluding amortization of premium for acquired time deposits. Our management uses this metric to better assess the impact on purchase accounting over cost of deposits, as the effect of amortization of premium related to deposits is expected to decrease as the deposits mature or roll off of our balance sheet.

•	“Adjusted net interest margin” is net interest margin after excluding loan accretion from the acquired loan portfolio and amortization of premiums for acquired time deposits and Federal Home Loan Bank advances. Our management uses this metric to better assess the impact on purchase accounting over net interest margin, as the effect of loan discounts accretion and amortization of premium related to deposits or borrowing is expected to decrease as the acquired loans and deposits mature or roll off of our balance sheet.

•	“Tangible stockholders’ equity” is stockholders’ equity less goodwill and other intangible assets. We have not considered loan-servicing rights as an intangible asset for purposes of this calculation.

•	“Tangible book value per share” is defined as total equity reduced by goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. We have not considered loan-servicing rights as an intangible asset for purposes of this calculation.

•	“Tangible equity to tangible assets” is defined as the ratio of total stockholders’ equity less goodwill and other intangible assets, divided by total assets less goodwill and other intangible assets. This measure is important to investors interested in relative changes from period-to-period in total equity and total assets, each exclusive of changes in intangible assets. We have not considered loan-servicing rights as an intangible asset for purposes of this calculation.

•	“Efficiency ratio” is defined as total noninterest expense divided by the sum of net interest income and noninterest income, or operating revenue. This measure is important to investors looking for a measure of efficiency in the Company’s productivity measured by the amount of revenue generated for each dollar spent.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
Reported yield on loans	5.90%	5.85%	5.83%	5.87%	5.84%
Effect of accretion income on acquired loans	0.13%	0.19%	0.18%	0.24%	0.34%
Adjusted yield on loans	5.77%	5.66%	5.65%	5.63%	5.50%
Reported cost of deposits	0.46%	0.55%	0.53%	0.55%	0.70%

Effect of premium amortization on acquired time deposits	(0.00%)	(0.01%)	(0.01%)	(0.04%)	(0.10%)
Adjusted cost of deposits	0.46%	0.56%	0.54%	0.59%	0.80%
Reported net interest margin	4.64%	4.35%	4.28%	4.34%	4.06%
Effect of accretion income on acquired loans	0.11%	0.16%	0.15%	0.20%	0.26%
Effect of premium amortization on acquired time deposits and borrowings	0.02%	0.05%	0.04%	0.10%	0.17%
Adjusted net interest margin	4.51%	4.14%	4.09%	4.04%	3.63%

Total stockholders’ equity	$194,555	$140,191	$186,638	$121,814	$96,447

Less:
Goodwill	249	249	249	249	249
Other intangible assets	824	1,190	987	1,485	370
Tangible stockholders’ equity	193,482	138,752	185,402	120,080	95,828
Shares outstanding (000s)	16,101	13,340	16,101	12,217	10,649
Tangible book value per share	12.02	10.40	11.51	9.83	9.00

Total assets	1,677,806	1,449,214	1,536,691	1,323,371	938,066
Total equity	194,555	140,191	186,638	121,814	96,447
Total equity to total assets	11.60%	9.67%	12.15%	9.20%	10.28%
Goodwill and other intangible assets	1,073	1,439	1,236	1,734	619
Tangible equity to tangible assets	11.54%	9.58%	12.07%	9.09%	10.22%

Efficiency ratio
Noninterest expense	23,680	21,947	47,232	42,637	33,963
Taxable-equivalent net interest income	32,386	26,743	55,684	41,849	32,074
Noninterest income	5,937	4,387	7,738	21,648	15,051
Less gain (loss) on sale of securities	—	241	241	305	3,035
Adjusted operating revenue	38,323	30,889	63,181	63,192	44,090
Efficiency ratio	61.8%	71.1%	74.8%	67.5%	77.0%

Risk Factors

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

The geographic concentration of our markets makes our business highly susceptible to downturns in the local economies and depressed banking markets, which could be detrimental to our financial condition.

Unlike larger financial institutions that are more geographically diversified, we are a banking franchise concentrated in the state of Florida. As of June 30, 2015, approximately 93% of the loans in our loan portfolio were made to borrowers who live and/or conduct business in Florida. Deterioration in local economic conditions in the loan market or in the commercial or industrial real estate market could have a material adverse effect on the quality of our portfolio by eroding the loan-to-value ratio of our portfolio, the demand for our products and services, the ability of borrowers to timely repay loans, the value of the collateral securing loans and our financial condition, results of operations and future prospects. In addition, if the population or income growth in the region is slower than projected, income levels, deposits and real estate development could be adversely affected and could result in the curtailment of our expansion, growth and profitability. If any of these developments were to result in losses that materially and adversely affected the Bank’s capital, we might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.

A return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduced demand for our products and services, which could have an adverse effect on our results of operations.

Economic growth has been slow and uneven, and unemployment levels remain high. Recovery by many businesses has been impaired by lower consumer spending. A return to prolonged deteriorating economic conditions and/or continued negative developments in the domestic and international credit markets could significantly affect the ability of our customers to operate, the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. These events may cause us to incur losses and may adversely affect our financial condition and results of operations.

Our allowance for loan losses and fair value adjustments may prove to be insufficient to absorb losses for our loans that we originated or acquired.

Lending money is a substantial part of our business and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the duration of the loan;

•	the discount on the loan at the time of acquisition, if acquired;

•	the credit history of a particular borrower; and

•	changes in economic and industry conditions.

As of June 30, 2015, the allowance for loan losses was $7.7 million while total nonperforming loans was $17.5 million. The total nonperforming amount is large for a bank of our size and is primarily the result of our acquisition of several troubled banks. The amount of our allowance for loan losses for these non-performing loans is determined by our management team through periodic reviews. As most non-performing loans are related to acquired banks, they were marked to market and recorded at fair value at acquisition with no carryover of the allowance for loan losses. Therefore, our allowance for loan losses mainly reflects the general component allowance for performing loans.

Like all banks, we have developed and applied a methodology for determining, based upon a number of factors—including, for example, historical loss rates and assumptions regarding future losses—the appropriate level of allowance to maintain in respect of possible loan losses. In applying this methodology and determining the appropriate level of the allowance, we inherently face a high degree of subjectivity and are required to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans that we originate, identification of additional problem loans originated by us and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for probable loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations. Furthermore, if our methodology or assumptions in determining our allowance for loan losses are not sound, then our allowance for loan losses will not be sufficient to cover our loan losses. See Note 1. Summary of Significant Accounting Policies and Note 6. Loans to our Consolidated Financial Statements for further information about this estimate and our methodology.

Our financial performance may be negatively affected if our loans are not repaid as expected.

Given our limited history and significant portfolio growth, many of the loans originated by C1 Bank may be unseasoned, meaning that many of the loans were originated relatively recently. In particular, approximately 77% of our loans outstanding at June 30, 2015, had been originated by C1 Bank since 2010. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of our loan portfolio. These loans may have delinquency or charge-off levels above our expectations, which could negatively affect our performance.

If we are unable to manage our rapid growth, our business could be disrupted and the price of our common stock could go down.

Since we began our activities, we have experienced rapid growth. We expect to continue to implement a strategy of aggressive growth in our loans and deposits. Our growth is expected to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, credit, financial and other internal risk controls. Rapid growth may also lead to deterioration in underwriting standards and puts pressure on internal systems. This growth will also provide challenges in our effort to maintain and improve the quality of our assets. Our inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our common stock.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances or that it will adequately mitigate any risk or loss to us. In addition, our rapid growth may put additional pressure on our framework. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

Our financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our current growth strategy is to grow organically and supplement that growth with select acquisitions. Our ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense, and we may not be successful in continuing this organic growth. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost, depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors and changes in banking laws, among other factors. Conversely, if we grow too quickly and are unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect our financial condition and results of operations.

We are subject to risks associated with loans to Brazilian companies.

We have made commercial loans to three Brazilian corporations, with aggregate outstanding balances at June 30, 2015, December 31, 2014 and December 31, 2013 of $41.9 million, $44.0 million and $44.8 million, respectively. The collateral for these loans is held in Brazil and consists primarily of real estate. Two of the loans are secured by a first lien on farmland appraised at $56.8 million, of which we are entitled to 50.9%, as the collateral is shared on a first lien basis with another bank. The three main parcels (representing 83% of this collateral pool) were appraised during 2014, and the rest in 2012. Another loan is secured by a first lien on farmland appraised at $50.7 million during 2015 and the final loan is secured by closely held stock. There is inherent country risk associated with this international business. International trade laws, U.S. relations with Brazil, foreign exchange volatility, the foreign nature of the Brazilian legal system and government policy, and regulatory changes may inhibit our ability to collect payment, or claim collateral (if any) located in Brazil. Furthermore, we may experience loss due to unforeseen economic, social or weather conditions that affect Brazilian markets and in particular the market for Brazilian agriculture products. The expense of collecting on defaulted loans may be higher than in the United States, which may reduce the size of any recovery. We are also subject to the risk that the value of any real estate collateral could decline, further harming our ability to fully collect on any defaulted loan. The appraised values of the collateral securing these loans have decreased in U.S. Dollar terms as the Brazilian currency has devalued against the U.S. Dollar and could decrease further if the Brazilian currency continues to devalue. The Brazilian economy is experiencing negative growth, a material decline in the value of its currency, increasing rates of inflation, growing unemployment and higher interest rates; the country is at risk of downgrade by the rating agencies to junk status. These macroeconomic trends coupled with a growing corruption scandal involving the government, state-owned enterprises and some of the largest private corporations have placed significant stress on the Brazilian economy and may affect the ability of our borrowers to repay their loans and the value of our underlying collateral. The substantial size of each of these individual relationships could, if unpaid, materially adversely affect our earnings and capital.

The institutions we have acquired, and may acquire in the future, have high levels of distressed assets and we may not be able to realize the value we predict from these assets or accurately estimate the future write-downs taken in respect of these assets.

Delinquencies and losses in the loan portfolios and other assets of financial institutions that we have acquired, and may acquire in the future, may exceed our initial forecasts developed during the due diligence investigation prior to acquiring those institutions. Even if we conduct extensive due diligence on an entity we decide to acquire, this diligence may not reveal all material issues that may affect that particular entity. The diligence process in FDIC-assisted transactions is also expedited due to the short acquisition timeline that is typical for these depository institutions. If, during the diligence process, we fail to identify issues specific to an entity or the environment in which the entity operates, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in other reporting losses. Moreover, the process of resolving the problem assets that we have acquired takes a significant amount of time. Throughout this process, such problem assets are subject to regular reappraisals, which could lead to write-offs or require us to establish additional allowance for loan losses. Any of these events could adversely affect the financial condition, liquidity, capital position and value of institutions we acquire and of the Company as a whole.

Changes in interest rates could have significant adverse effects on our financial condition and results of operations.

Fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in financial markets in the United States and in other countries. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest-sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables. In an environment in which interest rates are increasing, our interest costs on liabilities may increase more rapidly than our income on interest-earning assets. This could result in a deterioration of our net interest margin.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. Our loan-to-deposit ratio, calculated by dividing our total loans by our total deposits, exceeded 110% at June 30, 2015. A higher loan-to-deposit ratio generally means that a financial institution might not have enough liquidity to cover any unforeseen requirements or that the institution is more reliant on borrowings that may no longer be available.

An inability to raise funds through deposits, borrowings, and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically, the financial services industry, or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. The loss of any single large depositor could have a negative effect on our liquidity. Our ability to borrow could be impaired by factors that are not specific to us, such as a disruption in the financial markets and diminished expectations or growth in the financial services industry.

Our funding sources may prove insufficient to replace deposits and support our future growth.

We rely on customer deposits, advances from the FHLB, nationally marketed CDs, brokered CDs and lines of credit at other financial institutions to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of the FHLB or market conditions were to change. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.

FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations. Furthermore, our own actions could result in a loss of adequate funding. For example, our availability at the FHLB could be reduced if we are deemed to have poor documentation or processes. Accordingly, we may seek additional higher-cost debt in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us or, if available, may not be available on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected.

Our loan portfolio includes unsecured, commercial, real estate, consumer and other loans that may have higher risks, and we currently exceed the regulatory guidelines for commercial real estate loans.

Our commercial real estate, residential real estate, construction, commercial, and consumer loans at June 30, 2015, were $809.7 million, $236.7 million, $152.6 million, $77.7 million, and $84.7 million, respectively, or 59.5%, 17.4%, 11.2%, 5.7%, and 6.2%, respectively, of our total loans. We have a high concentration of commercial real estate loans, which at December 31, 2013 and June 30, 2015 exceeded the guidance of bank regulators. At June 30, 2015, December 31, 2014 and December 31, 2013, our ratio for construction, development and other land loans to total capital was 76%, 57% and 73%, respectively, compared to the FDIC guideline of 100%, while the ratio for commercial real estate loans (including construction, development and other land loans and loans secured by multifamily and nonowner occupied nonfarm nonresidential property) to total capital was 336%, 284% and 365%, respectively, compared to the FDIC guideline of 300%. The lower ratios at December 31, 2014 when compared to December 31, 2013, resulted from the impact of the IPO. In 2013, our board of directors authorized us to operate up to 400% of total risk based capital for commercial real estate loans until December 2014. Our directors extended their authorization until December 2015.

Commercial loans and commercial real estate loans generally carry larger balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders with a high concentration of commercial real estate loans in their portfolios, such as us, and such lenders are expected to implement stricter underwriting standards, internal controls, risk management policies, and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans. During the recent economic downturn, financial institutions with high commercial real estate loan concentrations were more susceptible to failure. If we cannot effectively manage the risk associated with our high concentration of commercial real estate loans, our financial condition and results of operations may be adversely affected.

The nature of our commercial loan portfolio may expose us to increased lending risks.

We make both secured and unsecured commercial loans. Secured commercial loans are generally collateralized by real estate, accounts receivable, inventory, equipment or other assets owned by the borrower and include a personal guaranty of the business owner. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ businesses. Because of this lack of collateral, we are limited in our ability to collect on defaulted unsecured loans.

We may not be able to gain the expected benefits of our partnership with CenterState.

On March 4, 2015, we entered into a partnership with CenterState Bank of Florida, N.A., or CenterState, pursuant to which CenterState will provide analytics, launch and market C1 Lab’s Smart Loan Express to financial institutions across the country. Our lender incentive program is linked to the Smart Loan Express output so that the incentive structure favors those loans with a higher risk-adjusted incremental return on equity. If we not able to gain the expected benefits of our partnertship with CenterState, our results of operations may be negatively affected.

Our largest loan relationships currently make up a material percentage of our total loan portfolio.

As of June 30, 2015, our ten largest loan relationships totaled over $285 million in loan exposure or 17.8% of the total loan portfolio and unfunded commitments. The concentration risk associated with having a small number of extremely large loan relationships is that if one or more of these relationships were to become delinquent or suffer default, we could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships and any loss or increase in the allowance would negatively affect our earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan. The prepayment of any of these relationships could harm our interest income.

Many of our investments are focused on long-term returns, are expensive and may not yield the expected returns to justify their cost.

Part of our business plan has been to make material investments into our infrastructure, technology, banking centers and personnel, with a focus on long-term results. However, many of these investments are expensive in the short term and rely heavily on their future success to remain financially justifiable. Examples include (i) we spend materially more than an average bank our size on sports marketing, the results of which are hard to measure and may not justify the cost; (ii) our management-training program is expensive and the graduates from this program may not produce superior results to employees from less expensive forms of hiring and training; (iii) our strategy to fund our liabilities with longer-duration, higher-cost funds that will only pay off if interest rates increase during their term; and (iv) we invest heavily in technology to increase our productivity and our relationships with our clients, yet the products are new and may not yield the desired results. These investments, especially if not successful, reduce earnings, capital and financial flexibility and if not successful in the long term will have not produced the desired returns.

We may realize future losses if (i) our levels of nonperforming assets increase and if the proceeds we receive upon liquidation of assets are less than the carrying value of such assets or (ii) we are unable to sell our OREO assets within the holding periods established by Federal and State regulators.

Non-performing assets (including non-accrual loans and other real estate owned, or OREO) totaled $45.1 million at June 30, 2015. These non-performing assets can adversely affect net income through reduced interest income, increased operating expenses incurred to maintain such assets or loss charges related to subsequent declines in the estimated fair value of foreclosed assets. Any decrease in real estate market prices may lead to OREO write-downs, with a corresponding expense in our income statement. We evaluate OREO properties periodically and write down the carrying value of the properties if the results of our evaluation require it. Holding OREO properties is expensive and negatively impacts our earnings and results of operations. The expenses associated with OREO and any further property write-downs, both expected and unexpected, could have a material adverse effect on our financial condition and results of operations.

Furthermore, federal and state regulators place limits on the total amount of time that we may hold foreclosed upon real estate. If we are unable to sell such real estate within the prescribed time frames (or if our regulators are unwilling to grant us extensions to the holding period), we may be required to charge off OREO balances, which could have a material adverse effect on our financial condition and results of operations.

The Bank currently invests in bank-owned life insurance (“BOLI”) and may continue to do so in the future. Investing in BOLI exposes us to liquidity, credit and interest rate risk, which could adversely affect our results of operations and financial condition.

The Bank had $42.7 million in general and separate account BOLI contracts at June 30, 2015. BOLI is an illiquid long-term asset that provides tax savings because cash value growth and life insurance proceeds are not taxable. However, if the Bank needed additional liquidity and converted the BOLI to cash, any cash value gain above basis would be subject to ordinary income tax and applicable penalties. The Bank is also exposed to the credit risk of the underlying securities in the investment portfolio, and to the insurance carrier provider credit risk (in a general account contract). If BOLI was exchanged to another carrier, additional fees would be incurred and a tax-free exchange could only be done for insureds that were still actively employed by the Bank at that time. There is interest rate risk relating to the market value of the underlying investment securities associated with the BOLI in that there is no assurance that the market value of these securities will not decline.

Certain of our activities are restricted due to commitments entered into with the Federal Reserve by us and certain of our foreign national controlling stockholders.

Certain of our controlling stockholders are foreign nationals, and we and these controlling stockholders have entered into commitments with the Federal Reserve that restrict some of our activities. In particular, we are restricted from engaging in certain transactions with these controlling stockholders, their immediate family, any company controlled by the controlling stockholders, and any executive officer, director, or principal stockholder of a company controlled by these controlling stockholders. Such transactions include (i) extensions of credit, (ii) covered transactions described in sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W, (iii) any other business transaction or relationship, without approval of the Federal Reserve, with any company controlled by such controlling stockholder, and (iv) restrictions on the amount of deposits held by the Bank of any company controlled by such controlling stockholders. We are also prohibited from incurring additional debt to any third party without prior approval from the Federal Reserve. Finally, we are restricted from directly accepting wires from or sending wires to foreign accounts, and we must instead use a correspondent bank when our clients need to send or receive such foreign wires. This makes the wire process more difficult for our clients and as a result may result in a loss of business from these clients.

The loss of any member of our management team and our inability to make up for such loss with a qualified replacement could harm our business.

Our success and future growth depend upon the continued success of our management team, in particular our Chief Executive Officer, Trevor Burgess, and other key employees. Competition for qualified management in our industry is intense. Many of the companies with which we compete for management personnel have greater financial and other resources than we do or are located in geographic areas which may be considered by some to be more desirable places to live. If we are not able to retain any of our key management personnel, our business could be harmed.

Our business is highly competitive. If we are unable to successfully implement our business strategy, we risk losing market share to current and future competitors.

Commercial and consumer banking is highly competitive. Our market contains not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. We compete with other state and national financial institutions as well as savings and loan associations, savings banks and credit unions for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds and several government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in our markets, greater ties to local businesses and more expansive banking relationships, as well as better established depositor bases. Competitors with greater resources may possess an advantage by attracting our clients through very aggressive product pricing that we are unable to match, maintaining numerous banking locations in more convenient sites, operating more ATMs and conducting extensive promotional and advertising campaigns or operating a more developed Internet platform.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Also, technology has lowered barriers to entry and made it possible for banks to compete in our market without a retail footprint by offering competitive rates, as well making it possible for non-banks to offer products and services traditionally provided by banks. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may offer a broader range of products and services as well as better pricing for certain products and services than we can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit our customers to refinance their loans with a lower interest rate.

Our ability to compete successfully depends on a number of factors, including:

•	our ability to develop, maintain and build upon long-term customer relationships based on quality service and high ethical standards;

•	our ability to attract and retain qualified employees to operate our business effectively;

•	our ability to expand our market position;

•	the scope, relevance and pricing of products and services that we offer to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could harm our business, financial condition and results of operations.

The Bank’s lending limit per borrower will continue to be lower than many of our competitors, which may discourage potential clients and limit our loan growth.

The Bank’s legally mandated lending limit per borrower is lower than that of many of our larger competitors because we have less capital. At June 30, 2015, the Bank’s legal lending limit for loans was approximately $48 million to any one borrower on a secured basis and $29 million on an unsecured basis. The Bank’s lower lending limit may discourage potential borrowers with loan needs that exceed our limit from doing business with us, which may restrict our ability to grow. In addition, in July 2014, we established a $30.0 million “house limit” guideline for future relationships that may further impact our ability to lend to large borrowers and discourage these large borrowers from doing business with us.

We may be adversely affected by the lack of soundness of other financial institutions or market utilities.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions or market utilities, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board or the Securities and Exchange Commission, or the SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, we may rely upon our customers’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

Our small to medium-sized business and entrepreneurial customers may have fewer financial resources than larger entities to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

We focus our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses and entrepreneurs. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity than larger entities. In general, if economic conditions negatively impact the Florida market generally and small to medium-sized businesses are adversely affected, our results of operations and financial condition may be negatively affected.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights, including those created by C1 Labs. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. We may also be required to spend significant resources to monitor and police our intellectual property rights. Others, including our competitors may independently develop similar technology, duplicate our products or services or design around our intellectual property, and in such cases we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third-party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

In some instances, litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products, services or technology infringe or otherwise violate their intellectual property or proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, services or technology. Any of these third parties could bring an infringement claim against us with respect to our products, services or technology. We may also be subject to third-party infringement, misappropriation, breach or other claims with respect to copyright, trademark, license usage or other intellectual property rights. In addition, in recent years, individuals and groups, including patent holding companies have been purchasing intellectual property assets in order to make claims of infringement and attempt to extract settlements from companies in the banking and financial services industry. Any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us and divert the attention of our management, which could harm our business and results of operations. In addition, any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities including damage awards, result in an injunction prohibiting us from marketing or selling certain of our services, require us to redesign affected products or services, or require us to seek licenses which may only be available on unfavorable terms, if at all, any of which could harm our business and results of operations.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions and security breaches could result in serious reputational harm to our business and have an adverse effect on our financial condition and results of operations.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. In particular, we rely almost exclusively on FiServ, Inc. for our information management systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans or gather deposits and provide customer service, compromise our ability to operate effectively, result in potential noncompliance with applicable laws or regulations, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. As a financial institution, we depend on our ability to process, record and monitor a large number of customer transactions on a continuous basis. As customer, public and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. For example, there could be sudden increases in customer transaction volume, electrical or telecommunications outages, natural disasters such as earthquakes, tornadoes and hurricanes, disease pandemics, events arising from local or larger scale political or social matters, including terrorist acts and, as described below, cyber-attacks. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our businesses and customers.

Information security risks for financial institutions have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. As noted above, our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our customers may use personal smartphones, tablet PCs, and other mobile devices that are beyond our control systems. Our technologies, systems, networks, and our customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information, or otherwise disrupt our or our customers’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We are under continuous threat of loss due to hacking and cyber-attacks, especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customer or our accounts. The attempts to breach sensitive customer data, such as account numbers and social security numbers, are less frequent but could present significant reputational, legal and/or regulatory costs to us if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. While we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, we may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage, damage to our competitive position and the disruption of our operations, all of which could adversely affect our business, financial condition or results of operations.

We are subject to certain operational risks, including customer or employee fraud.

Employee error and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee error and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee error could also subject us to financial claims for negligence.

If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may make future acquisitions, which may be restricted by applicable regulation, difficult to integrate, divert management resources, result in unanticipated costs, or dilute our stockholders.

Part of our continuing business strategy is to make acquisitions of, or investments in, companies that complement our current position or offer growth opportunities.

The Bank Holding Company Act of 1956, as amended, or the BHCA and federal and Florida state banking laws restrict the activities that the Company and the Bank may lawfully conduct, whether directly or indirectly through acquisitions, subsidiaries and certain interests in other companies. These laws also affect the ability to effect a change of control of the Company or another bank holding company, as discussed under “—There are substantial regulatory limitations on changes of control of bank holding companies.” These regulatory regimes are summarized in greater detail under “Business—Supervision and Regulation—Holding Company Regulation” and “Business—Supervision and Regulation—Bank Regulation.” Certain acquisitions may be subject to regulatory approval, and we may not receive timely regulatory approval for future acquisitions. Changes in the number or scope of permissible activities under applicable law could have an adverse effect on our ability to realize our strategic goals.

Furthermore, future acquisitions could pose numerous risks to our operations, including:

•	we may have difficulty integrating the purchased operations;

•	we may incur substantial unanticipated integration costs;

•	assimilating the acquired businesses may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

•	acquisitions could result in the loss of key employees, particularly those of the acquired operations;

•	we may have difficulty retaining or developing the acquired businesses’ customers;

•	acquisitions could adversely affect our existing business relationships with customers;

•	we may be unable to effectively compete in the markets serviced by the acquired bank;

•	we may fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisitions; and

•	we may incur liabilities from the acquired businesses and we may not be successful in seeking indemnification for such liabilities or claims.

In connection with these acquisitions or investments, we could incur debt, amortization expenses related to intangible assets or large and immediate write-offs, assume liabilities, or issue stock that would dilute our current stockholders’ percentage of ownership. We may not be able to complete acquisitions or integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and results in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the Sarbanes-Oxley Act. We are inexperienced with these reporting and accounting requirements, and as such these requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we have committed significant resources, hired additional staff and provided additional management oversight. We have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

As an “emerging growth company” as defined in the JOBS Act, we take advantage of certain temporary exemptions from various reporting requirements including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. While at June 30, 2015, December 31, 2014 and December 31, 2013 we had adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities, we may elect to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market area is susceptible to natural disasters, such as hurricanes, tropical storms, other severe weather events and related flooding and wind damage. These natural disasters could negatively impact regional economic conditions, disrupt operations, cause a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us, damage our banking facilities and offices, result in a decline in local loan demand and our loan originations and negatively impact our growth strategy. We cannot predict whether or to what extent damage that may be caused by future natural disasters will affect our operations or the economies in our current or future market areas. Our business or results of operations may be adversely affected by these and other negative effects of natural disasters.

We are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of our business involve substantial risk of legal liability. We have been named or threatened to be named as defendants in various lawsuits arising from our business activities (and in some cases from the activities of companies we have acquired). In addition, from time to time, we are, or may become, the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business, or reputational harm.

Although we establish accruals for legal proceedings when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated, we do not have accruals for all legal proceedings where we face a risk of loss. In addition, due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal proceedings, amounts accrued may not represent the ultimate loss to us from the legal proceedings in question. Thus, our ultimate losses may be higher, and possibly significantly so, than the amounts accrued for legal loss contingencies, which could adversely affect our financial condition and results of operations.

Risks Related to Our Regulatory Environment

We are subject to regulation, which increases the cost and expense of regulatory compliance and therefore reduces our net income and may restrict our growth and ability to acquire other financial institutions.

As a bank holding company under federal law, we are subject to regulation under the BHCA, and the examination and reporting requirements of the Federal Reserve. In addition to supervising and examining us, the Federal Reserve, through its adoption of regulations implementing the BHCA, places certain restrictions on the activities that are deemed permissible for bank holding companies to engage in. Changes in the number or scope of permissible activities could have an adverse effect on our ability to realize our strategic goals.

As a Florida state-chartered bank that is not a member of the Federal Reserve System, the Bank is separately subject to regulation by both the FDIC and the Florida Office of Financial Regulation, or OFR. The FDIC and OFR regulate numerous aspects of the Bank’s operations, including adequate capital and financial condition, permissible types and amounts of extensions of credit and investments, permissible non-banking activities and restrictions on dividend payments. The Bank may undergo periodic examinations by the FDIC and OFR. Following such examinations, the Bank may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations, which could adversely affect our results of operations.

Supervision, regulation, and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of consumers, bank depositors and the Deposit Insurance Fund of the FDIC, rather than holders of our common stock.

Particularly as a result of new regulations and regulatory agencies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our results of operations and financial condition.

Changes in laws, government regulation and monetary policy may have a material effect on our results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within our control. Significant new laws or regulations or changes in, or repeals of, existing laws or regulations, including those with respect to federal and state taxation, may cause our results of operations to differ materially. In addition, the costs and burden of compliance could adversely affect our ability to operate profitably. Further, federal monetary policy significantly affects our credit conditions, as well as for our borrowers, particularly as implemented through the Federal Reserve System, primarily through open market operations in U.S. government securities, the discount rate for bank borrowings and reserve requirements. A material change in any of these conditions could have a material impact on us or our borrowers, and therefore on our results of operations.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material effect on our operations.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which imposes significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on our business are, or may include:

•	increases in regulatory capital requirements and additional restrictions on the types of instruments that may satisfy such requirements;

•	creation of new government regulatory agencies (particularly the Consumer Financial Protection Bureau, which will develop and enforce rules for bank and non-bank providers of consumer financial products);

•	changes to deposit insurance assessments;

•	regulation of debit interchange fees we earn;

•	changes in retail banking regulations, including potential limitations on certain fees we may charge;

•	changes in regulation of consumer mortgage loan origination and risk retention; and

•	changes in corporate governance requirements for public companies.

In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, required or will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have been enacted or proposed by the applicable federal agencies. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to investors in our common stock.

As a result of the Dodd-Frank Act and recent rulemaking, we will become subject to more stringent capital requirements.

Pursuant to the Dodd-Frank Act, in July 2013, the federal banking agencies adopted final rules, or the U.S. Basel III Capital Rules, to update their general risk-based capital and leverage capital requirements to incorporate agreements reflected in the Third Basel Accord adopted by the Basel Committee on Banking Supervision, or Basel III Capital Standards, as well as the requirements of the Dodd-Frank Act. The U.S. Basel III Capital Rules are described in more detail in “Supervision and Regulation – Basel III.” While we are continuing to prepare for the impact of the U.S. Basel III Capital Rules, the U.S. Basel III Capital Rules may still have a material impact on our business, financial condition and results of operations. In addition, the failure to meet the established capital requirements could result in one or more of our regulators placing limitations or conditions on our activities or restricting the commencement of new activities, and such failure could subject us to a variety of enforcement remedies available to the federal regulatory authorities, including limiting our ability to pay dividends, issuing a directive to increase our capital and terminating our FDIC deposit insurance.

Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we may not be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our failure to meet applicable regulatory capital requirements, or to maintain appropriate capital levels in general, could affect customer and investor confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

We may be required to contribute capital or assets to the Bank that could otherwise be invested or deployed more profitably elsewhere.

Federal law and regulatory policy impose a number of obligations on bank holding companies that are designed to reduce potential loss exposure to the depositors of insured depository subsidiaries and to the FDIC’s deposit insurance fund. For example, a bank holding company is required to serve as a source of financial strength to its insured depository subsidiaries and to commit financial resources to support such institutions where it might not do so otherwise, even if we would not ordinarily do so and even if such contribution is to our detriment or the detriment of our stockholders. These situations include guaranteeing the compliance of an “undercapitalized” bank with its obligations under a capital restoration plan, as described further under “Business—Bank Regulation— Capitalization Levels and Prompt Corrective Action.”

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to issue common stock or debt. Issuing additional shares of common stock would dilute our current stockholders’ percentage of ownership and could cause the price of our common stock to decline. If we are required to issue debt, and in the event of a bankruptcy by the Company, the bankruptcy trustee would assume any commitment by the Company to a federal bank regulatory agency to maintain the capital of the Bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the Company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing that must be done by the Company in order to make the required capital injection becomes more difficult and expensive and would adversely impact the Company’s cash flows, financial condition, results of operations and prospects.

New and future rulemaking by the Consumer Financial Protection Bureau and other regulators, as well as enforcement of existing consumer protection laws, may have a material effect on our operations and operating costs.

The Consumer Financial Protection Bureau, or the CFPB, has the authority to implement and enforce a variety of existing federal consumer protection statutes and to issue new regulations and, with respect to institutions of our size, has exclusive examination and primary enforcement authority with respect to such laws and regulations. In some cases, regulators such as the FTC and the Department of Justice also retain certain rulemaking or enforcement authority, and we also remain subject to certain state consumer protection laws. As an independent bureau within the Federal Reserve, the CFPB may impose requirements more severe than the previous bank regulatory agencies. The CFPB has placed significant emphasis on consumer complaint management and has established a public consumer complaint database to encourage consumers to file complaints they may have against financial institutions. We are expected to monitor and respond to these complaints, including those that we deem frivolous, and doing so may require management to reallocate resources away from more profitable endeavors.

Pursuant to the Dodd-Frank Act, the CFPB issued a series of final rules in January 2013 related to mortgage loan origination and mortgage loan servicing. These final rules, most provisions of which became effective January 10, 2014, prohibit creditors, such as the Bank, from extending mortgage loans without regard for the consumer’s ability to repay and add restrictions and requirements to mortgage origination and servicing practices. In addition, these rules restrict the application of prepayment penalties and compensation practices relating to mortgage loan underwriting. Compliance with these rules will likely increase our overall regulatory compliance costs and require us to change our underwriting practices. Moreover, these rules may adversely affect the volume of mortgage loans that we underwrite and may subject the Bank to increased potential liability related to its residential loan origination activities.

Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

Florida and federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, a Florida or federal banking agency were to determine that the financial condition, capital resources, allowance for loan and lease losses, asset quality, earnings prospects, management, liquidity or other aspects of our operations had become unsatisfactory, or that the Company or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against us, our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, we could be materially and adversely affected.

Florida financial institutions face a higher risk of noncompliance and enforcement actions with respect to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Like all U.S. financial institutions, we are subject to monitoring requirements under federal law, including anti-money laundering, or AML, and Bank Secrecy Act, or BSA, matters. Since September 11, 2001, banking regulators have intensified their focus on AML and BSA compliance requirements, particularly the AML provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. Moreover, we operate in areas designated as High Intensity Financial Crime Areas and High Intensity Drug Trafficking Areas. Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the state of Florida with respect to institutions’ BSA and AML compliance. Consequently, a number of formal enforcement actions have been issued against Florida financial institutions. Although we have adopted policies, procedures and controls to comply with the BSA and other AML statutes and regulations, this aggressive supervision and examination and increased likelihood of enforcement actions may increase our operating costs, which could negatively affect our results of operation and reputation.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, Consumer Financial Protection Bureau and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act, or CRA, and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief and imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

Risks Related to Our Common Stock and this Offering

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the price of your investment.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If substantial amounts of our common stock are sold in a short period of time, the market price of our common stock could decrease significantly. The perception that our principal stockholders (Marcelo Faria de Lima, Erwin Russel, Marcio Camargo and Trevor Burgess), who collectively own approximately 57.9% of the outstanding shares of our common stock or 50.1% if the selling stockholders sell their contemplated stake in full, might sell shares of common stock could also depress our market price. The market price of shares of our common stock may drop significantly because the restrictions on resale by our existing stockholders have lapsed. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our principal stockholders have historically controlled, and in the future will continue to control us.

Our principal stockholders (Marcelo Faria de Lima, Erwin Russel, Marcio Camargo and Trevor Burgess) collectively own approximately 57.9% of the outstanding shares of our common before this offering, or 50.1% if the selling stockholders sell their contemplated stake in full in this offering. As a result, these stockholders, acting together, are able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Our principal stockholders are also business partners in business ventures in addition to our company. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, a dispute among these individuals in connection with the Company or another business venture could impact their relationship at the Company and, because of their prominence within the Company, the Company itself. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

We are currently exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

Our principal stockholders (Marcelo Faria de Lima, Erwin Russel, Marcio Camargo and Trevor Burgess) will collectively hold a majority of our common stock. As a result, we will continue to be considered a “controlled company” for the purposes of the listing requirements of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including the requirements that our board of directors, our executive compensation committee and our directors’ nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. We intend to continue to avail ourselves of certain of these exemptions. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the exchange on which our common stock is listed.

We have the ability to incur debt and pledge our assets, including our stock in the Bank, to secure that debt.

We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of common stock. For example, interest must be paid to the lender before dividends can be paid to the stockholders, and loans must be paid off before any assets can be distributed to stockholders if we were to liquidate. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis even if the Bank were profitable.

Shares of the Company’s common stock are not insured deposits and may lose value.

The shares of the Company’s common stock are not bank deposits and will not be insured or guaranteed by the FDIC or any other government agency.

The laws that regulate our operations are designed for the protection of depositors and the public, not our stockholders.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the FDIC’s Deposit Insurance Fund and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

Future changes in laws and regulations or changes in their interpretation may also adversely affect our business. Legislative and regulatory changes may increase our cost of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors.

Applicable laws and regulations restrict both the ability of the Bank to pay dividends to the Company and the ability of the Company to pay dividends to our stockholders.

Both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends. In addition, the Federal Reserve has the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business. These federal and state laws, regulations and policies are described in greater detail in “Business—Bank Regulation—Bank Dividends” and “Business—Holding Company Regulation—Restriction on Bank Holding Company Dividends,” but generally look to factors such as previous results and net income, capital needs, asset quality, existence of enforcement or remediation proceedings, and overall financial condition.

For the foreseeable future, the majority, if not all, of the Company’s revenue will be from any dividends paid to the Company by the Bank. Accordingly, our ability to pay dividends also depends on the ability of the Bank to pay dividends to us. Furthermore, the present and future dividend policy of the Bank is subject to the discretion of its board of directors.

We cannot guarantee that the Company or the Bank will be permitted by financial condition or applicable regulatory restrictions to pay dividends, that the board of directors of the Bank will elect to pay dividends to us, nor can we guarantee the timing or amount of any dividend actually paid. See “Dividend Policy.”

Anti-takeover protections under the Florida Business Corporation Act, or the FBCA, and other factors will make it more difficult to realize the value of an investment in the Company.

In general, the three principal ways that the stockholders of any company can realize a return on their investment are (i) to receive distributions (i.e., dividends) from the Company, (ii) to sell their individual ownership interests to a third party, or (iii) to participate in a company-wide transaction in which they are able to sell their ownership interests, or an “exit event,” regardless of whether the exit event is voluntary (such as a friendly merger) or involuntary (such as a hostile takeover). There are significant impediments to the ability of a stockholder of the Company to realize a return on his or her investment in any of those ways. As stated elsewhere in this prospectus, we do not intend to declare or pay dividends in the foreseeable future.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock up to the 100 million shares authorized in our certificate of formation. We may issue additional shares of our common stock in the future pursuant to current or future employee stock option plans, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock or securities convertible into common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. We will be required to comply with these rules upon ceasing to be an “emerging growth company” as defined in the JOBS Act. However, we are required to perform our own assessment of the effectiveness of our internal controls over financial reporting and prepare a report on this assessment beginning with our Form 10-K for the year ended December 31, 2015.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

As an “emerging growth company,” as defined in the JOBS Act, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make our financial statements not comparable with those of another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used.

We cannot predict if investors will find our common stock less attractive as a result of our election to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Special Note Regarding Forward-Looking Statements

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “may,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

There are a number of potential factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, the following:

•	changes in general economic and financial market conditions;

•	changes in the regulatory environment, economic conditions generally and in the financial services industry;

•	changes in the economy affecting real estate values;

•	our ability to achieve loan and deposit growth;

•	projected population and income growth in our targeted market areas;

•	volatility and direction of market interest rates and a weakening of the economy which could materially impact credit quality trends and the ability to generate loans; and

•	those other factors and risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Use of Proceeds

We will not receive any proceeds from the sale of our common stock offered by this prospectus. The selling stockholders will bear the expenses in connection with the registration of the shares being offered for resale hereunder as well as underwriting discounts or selling commissions or any legal and accounting expenses incurred.

Price History

Our common shares commenced trading on the NYSE on August 14, 2014 and are traded on NYSE under the symbol “BNK.” The following table sets forth the reported high and low sales prices for our common shares on the NYSE for the periods indicated.

	NYSE
	HIGH	LOW
	(in US$ per common share)

Year ended December 31, 2014:
Third quarter	18.77	16.66
Fourth quarter	19.70	15.98

Year ended December 31, 2015:
First quarter	19.10	16.25
Second quarter	19.84	17.81
Third quarter (through August 4, 2015)	19.77	18.64

Dividend Policy

We have not paid any dividends on our common stock since inception, and we currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including our financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions.

As a bank holding company, we are subject to the Federal Reserve’s policy regarding dividends, which holds that a bank holding company should not declare or pay a cash dividend which would impose undue pressure on the capital of any bank subsidiary or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Should the Bank be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the Bank is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, the FDIC may choose to require prior Federal Reserve approval for any capital distribution by us as a bank holding company controlling the Bank. For more information, see “Business—Bank Regulation—Capitalization Levels and Prompt Corrective Action.”

In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, the Company’s ability to pay dividends depends on the ability of the Bank to pay dividends to the Company. The present and future dividend policy of the Bank is subject to the discretion of its board of directors.

Florida law places restrictions on the declaration of dividends by state chartered banks such as the Bank to their stockholders. Pursuant to the Florida Financial Institutions Code, the board of directors of state-chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provision for reasonably anticipated future losses on loans and other assets, may quarterly, semiannually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years and, with the approval of the OFR, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank’s common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the OFR or a federal regulatory agency. Also, under FDIC regulations, no bank may pay a dividend if, after the payment of the dividend, it would be “undercapitalized” within the meaning of the prompt corrective action laws. See “Business—Supervision and Regulation—Bank Dividends” and “Business—Supervision and Regulation—Restrictions on Bank Holding Company Dividends.”

Capitalization

The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis as of June 30, 2015.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

As of June 30, 2015
(in thousands, except ratios)
Stockholders’ equity:
Common stock, par value $1.00; 100,000,000 shares authorized; 16,100,966 shares issued and outstanding	16,101
Additional paid-in capital	148,122
Retained earnings	30,332
Accumulated other comprehensive income	—
Total stockholders’ equity	194,555
Capital ratios:
Total capital to risk-weighted assets	13.60%
Tier 1 Capital to risk-weighted assets	13.08%
Tier 1 leverage ratio	12.01%

Selected Consolidated Financial Data

The following selected consolidated financial data of C1 Financial should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The selected consolidated financial data as of and for the years ended December 31, 2014, 2013 and 2012 are derived from, and qualified by reference to, the audited consolidated financial statements of C1 Financial included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The selected consolidated financial data as of and for the six-month period ended June 30, 2015 and 2014 are derived from C1 Financial’s unaudited consolidated financial statements which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of C1 Financial’s results of operations and financial position. Results for the six-month period ended June 30, 2015 are not necessarily indicative of results that may be expected for the entire year.

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
Statement of Income Data
Interest income	$36,884	$30,907	$64,310	$48,499	$38,201
Interest expense	4,498	4,164	8,626	6,650	6,127
Net interest income	32,386	26,743	55,684	41,849	32,074
Provision for loan losses	1,467	4,608	4,814	1,218	2,358
Bargain purchase gain	-	11	48	13,462	6,235
Gain (loss) on sale of securities	-	241	241	305	3,035
Total noninterest income	5,937	4,387	7,738	21,648	15,051
Total noninterest expense	23,680	21,947	47,232	42,637	33,963
Income before income taxes	13,176	4,575	11,376	19,642	10,804
Income tax expense (benefit)	5,259	1,819	4,652	7,652	(2,304)
Net income	7,917	2,756	6,724	11,990	13,108

Per Share Outstanding Data
Net earnings per share	$0.49	$0.21	$0.48	$1.08	$1.29
Diluted net earnings per share	0.49	0.21	0.48	1.08	1.28
Weighted average shares outstanding (000s)	16,101	12,868	14,112	11,108	10,189
Weighted average diluted shares outstanding (000s)	16,101	12,868	14,112	11,124	10,227
Book value per share	$12.08	$10.51	$11.59	$9.97	$9.06
Tangible book value per share	12.02	10.40	11.51	9.83	9.00
Common shares outstanding at year or period end (000s)	16,101	13,340	16,101	12,217	10,649

Balance Sheet Data
Cash and cash equivalents	$165,200	$258,944	$185,703	$143,452	$77,038
Securities available for sale	—	—	—	—	109,423
Loans receivable, gross	1,361,459	1,062,701	1,188,522	1,053,029	663,634
Loans originated by C1 Bank (Nonacquired)	1,046,227	665,615	840,275	614,613	301,858
Loans acquired(1)	315,232	397,086	348,247	438,416	361,776
Total assets	1,677,806	1,449,214	1,536,691	1,323,371	938,066
Total deposits	1,215,988	1,135,451	1,167,502	1,041,043	760,041
Borrowings	261,000	168,500	178,500	153,500	78,300
Total liabilities	1,483,251	1,309,023	1,350,053	1,201,557	841,619
Total stockholders’ equity	194,555	140,191	186,638	121,814	96,447
Tangible stockholders’ equity	193,482	138,752	185,402	120,080	95,828

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
Capital Ratios
Total capital to risk-weighted assets	13.60%	12.42%	14.74%	10.97%	12.54%
Tier 1 capital to risk-weighted assets	13.08%	11.98%	14.33%	10.62%	12.03%
Tier 1 leverage ratio	12.01%	9.73%	11.95%	9.36%	10.21%
Tangible Common Equity/Tangible Assets	11.54%	9.58%	12.07%	9.09%	10.22%
Equity/Assets	11.60%	9.67%	12.15%	9.20%	10.28%

Asset Quality Ratios
Total non-performing loans to loans receivable	1.28%	2.02%	1.76%	2.26%	3.51%
Total non-performing assets to total assets	2.69%	3.98%	3.63%	4.90%	4.51%
Total allowance for loan losses to non-performing loans	43.96%	21.41%	25.48%	14.35%	12.07%
Net charge-offs (recoveries) to total loans	(0.14)%	0.66%	0.27%	0.08%	0.88%
Nonacquired net charge-offs (recoveries) to total nonacquired loans	(0.08)%	1.27%	0.56%	0.00%	0.02%
Allowance for loan losses to total loans	0.56%	0.43%	0.45%	0.32%	0.42%
Allowance for loan losses to nonacquired loans	0.73%	0.69%	0.63%	0.56%	0.93%

Nonperforming Assets
Nonacquired non-performing assets	$340	$507	$487	$737	$47
Nonaccrual loans	340	463	443	693	—
OREO(2)	—	44	44	44	47
Nonacquired restructured loans	—	—	—	64	—
Nonacquired non-performing assets to nonacquired loans plus OREO	0.03%	0.08%	0.06%	0.12%	0.02%
Acquired non-performing assets	$44,804	$57,224	$55,323	$64,094	$42,295
Nonaccrual loans	17,118	20,990	20,451	23,089	23,315
OREO	27,686	36,234	34,872	41,005	18,980
Acquired restructured loans(3)	891	921	906	916	2,124
Acquired non-performing assets to acquired loans plus OREO	13.07%	13.21%	14.44%	13.37%	11.11%

Loan Composition
Acquired loans by type:(1)
Owner occupied CRE	$95,445	$118,854	$107,169	$132,834	$108,971
Non owner occupied CRE	83,227	98,705	88,363	104,130	60,151
C&I	14,556	26,840	16,551	29,707	29,719
C&D	16,985	21,092	19,364	24,049	22,097
1-4 family	90,516	110,548	100,995	119,846	108,058
Multifamily	5,040	6,437	5,516	9,212	12,326
Secured by farmland	1,941	5,584	2,013	7,859	7,492
Consumer and other	7,522	9,026	8,276	10,779	12,962

Nonacquired Loans by Type
Owner occupied CRE	136,789	97,458	124,067	71,662	47,109
Non owner occupied CRE	407,654	240,886	311,239	201,225	112,987

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
C&I	63,190	55,031	58,809	55,804	37,109
C&D	135,586	52,238	88,072	66,925	37,322
1-4 family	146,192	94,675	123,421	76,392	43,592
Multifamily	26,721	26,295	27,385	46,829	3,219
Secured by farmland	52,876	60,179	57,825	62,487	14,176
Consumer and other	77,219	38,853	49,457	33,289	6,344
New loan origination(4)	351,191	208,222	488,667	417,567	202,189
Yield on loans	5.90%	5.85%	5.83%	5.87%	5.84%
Adjusted yield on loans(5)	5.77%	5.66%	5.65%	5.63%	5.50%

Deposit Composition
Demand	$322,173	$253,148	$278,543	$194,383	$108,862
NOW	148,724	140,939	140,598	138,765	131,562
Money market and savings	483,157	383,259	435,105	362,591	277,775
Retail time	247,700	330,832	286,979	319,780	218,108
Jumbo time(6)	14,234	27,273	26,277	25,524	23,734
Cost of deposits	0.46%	0.55%	0.53%	0.55%	0.70%
Adjusted cost of deposits(7)	0.46%	0.56%	0.54%	0.59%	0.80%

Selected Performance Metrics
ROAA	1.00%	0.40%	0.46%	1.08%	1.50%
ROAE	8.37%	4.14%	4.36%	11.43%	15.63%
Net interest margin (NIM)	4.64%	4.35%	4.28%	4.34%	4.06%
Adjusted NIM(8)	4.51%	4.14%	4.09%	4.04%	3.63%
Efficiency ratio	61.8%	71.1%	74.8%	67.5%	77.0%
Yield on loans	5.90%	5.85%	5.83%	5.87%	5.84%
Cost of deposits	0.46%	0.55%	0.53%	0.55%	0.70%
Full-time employees (end of period)	247	221	238	219	210

_______________

(1)	Loans not originated under C1 Bank (including loans originated by Community Bank of Manatee before the recapitalization by the four investors in December 2009 and those acquired from First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida).

(2)	OREO means other real estate owned.

(3)	Restructured loans include accruing and nonaccrual troubled debt restructurings. Nonaccrual restructured loans are included in Nonaccrual loans. Acquired restructured loans include restructurings from Community Bank of Manatee only. Restructured loans acquired from First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida were considered Purchased Credit Impaired loans.

(4)	Represents new loan commitments during the periods presented.

(5)	Excludes loan accretion from the acquired loan portfolio.

(6)	Jumbo time deposits include deposits over $250 thousand.

(7)	Excludes amortization of premium for acquired time deposits.

(8)	Excludes loan accretion from the acquired loan portfolio and amortization of premiums for acquired time deposits and Federal Home Loan Bank advances.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in our selected consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include “adjusted yield on loans,” “adjusted cost of deposits,” “adjusted net interest margin,” “tangible stockholders’ equity,” “tangible book value per share,” “tangible common equity to tangible assets,” and “efficiency ratio.” Our management uses these non-GAAP financial measures in its analysis of our performance:

•	“Adjusted yield on loans” is our yield on loans after excluding loan accretion from our acquired loan portfolio. Our management uses this metric to better assess the impact on purchase accounting over yield on loans, as the effect of loan discounts accretion is expected to decrease as the acquired loans roll off of our balance sheet.

•	“Adjusted cost of deposits” is our cost of deposits after excluding amortization of premium for acquired time deposits. Our management uses this metric to better assess the impact on purchase accounting over cost of deposits, as the effect of amortization of premium related to deposits is expected to decrease as the deposits mature or roll off of our balance sheet.

•	“Adjusted net interest margin” is net interest margin after excluding loan accretion from the acquired loan portfolio and amortization of premiums for acquired time deposits and Federal Home Loan Bank advances. Our management uses this metric to better assess the impact on purchase accounting over net interest margin, as the effect of loan discounts accretion and amortization of premium related to deposits or borrowing is expected to decrease as the acquired loans and deposits mature or roll off of our balance sheet.

•	“Tangible stockholders’ equity” is stockholders’ equity less goodwill and other intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.

•	“Tangible book value per share” is defined as total equity reduced by goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.

•	“Tangible equity to tangible assets” is defined as the ratio of total stockholders’ equity less goodwill and other intangible assets, divided by total assets less goodwill and other intangible assets. This measure is important to investors interested in relative changes from period to period in total equity and total assets, each exclusive of changes in intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.

•	“Efficiency ratio” is defined as total noninterest expense divided by the sum of net interest income and noninterest income, or operating revenue. This measure is important to investors looking for a measure of efficiency in the Company’s productivity measured by the amount of revenue generated for each dollar spent.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
Reported yield on loans	5.90%	5.85%	5.83%	5.87%	5.84%
Effect of accretion income on acquired loans	0.13%	0.19%	0.18%	0.24%	0.34%
Adjusted yield on loans	5.77%	5.66%	5.65%	5.63%	5.50%

Reported cost of deposits	0.46%	0.55%	0.53%	0.55%	0.70%
Effect of premium amortization on acquired time deposits	(0.00%)	(0.01%)	(0.01%)	(0.04%)	(0.10%)

	As of and for Six-Month Period Ended June 30,		As of and for Years Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data and ratios)
Adjusted cost of deposits	0.46%	0.56%	0.54%	0.59%	0.80%

Reported net interest margin	4.64%	4.35%	4.28%	4.34%	4.06%
Effect of accretion income on acquired loans	0.11%	0.16%	0.15%	0.20%	0.26%
Effect of premium amortization on acquired time deposits and borrowings	0.02%	0.05%	0.04%	0.10%	0.17%
Adjusted net interest margin	4.51%	4.14%	4.09%	4.04%	3.63%

Total stockholders’ equity	$194,555	$140,191	$186,638	$121,814	$96,447

Less:
Goodwill	249	249	249	249	249
Other intangible assets	824	1,190	987	1,485	370
Tangible stockholders’ equity	193,482	138,752	185,402	120,080	95,828
Shares outstanding (000s)	16,101	13,340	16,101	12,217	10,649
Tangible book value per share	12.02	10.40	11.51	9.83	9.00

Total assets	1,677,806	1,449,214	1,536,691	1,323,371	938,066
Total equity	194,555	140,191	186,638	121,814	96,447
Total equity to total assets	11.60%	9.67%	12.15%	9.20%	10.28%
Goodwill and other intangible assets	1,073	1,439	1,236	1,734	619
Tangible equity to tangible assets	11.54%	9.58%	12.07%	9.09%	10.22%

Efficiency ratio
Noninterest expense	23,680	21,947	47,232	42,637	33,963
Taxable-equivalent net interest income	32,386	26,743	55,684	41,849	32,074
Noninterest income	5,937	4,387	7,738	21,648	15,051
Less gain (loss) on sale of securities	—	241	241	305	3,035
Adjusted operating revenue	38,323	30,889	63,181	63,192	44,090
Efficiency ratio	61.8%	71.1%	74.8%	67.5%	77.0%

 Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the “Selected Consolidated Financial Data,” and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

The following discussion pertains to our historical results, on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

Overview

Our name expresses our ideals to put our Clients 1st and our Community 1st. We are focused on serving the needs of entrepreneurs, tailoring a wide range of relationship banking services to entrepreneurs and their families, including commercial loans and a full line of depository products. We are based in St. Petersburg, Florida and operate from 31 banking centers and one loan production office on the West Coast of Florida and in Miami-Dade and Orange Counties. We were the sixth fastest growing bank in the United States as measured by asset growth for the five-year period ending June 30, 2014, according to SNL Financial. As of December 31, 2014, we were the 18th largest bank headquartered in the state of Florida by assets and the 16th largest by equity, having grown both organically and through acquisitions, increasing assets from $260 million at December 31, 2009 to $1.7 billion at June 30, 2015.

In April 2015, we opened a branch in Doral, our 31st banking center and fourth in Miami-Dade County. This opening will strengthen our presence in Miami-Dade County and allow us to continue to serve our clients and expand our reach.

We generate most of our revenue from interest on loans. Our primary source of funding for our loans is deposits. Our largest expenses are interest on those deposits and salaries plus related employee benefits. We measure our performance through our net interest margin, return on average assets, and return on average common equity, while maintaining appropriate regulatory leverage and risk-based capital ratios.

Our stock is listed on the New York Stock Exchange under the symbol “BNK.”

Economic Overview

Our financial performance is affected by economic conditions generally in the United States and more directly in Florida. The following discussion summarizes recent economic developments in the United States and Florida in the areas in which we operate.

The United States economy grew at a modest pace through the year ended December 31, 2014, accelerating slightly in the second half of 2014, though with very modest growth in economic output in the first quarter of 2015. Real gross domestic product, or GDP, for the year ended December 31, 2014 grew at an annualized rate of 2.4%, compared to a rate of 2.6% for the year ended December 31, 2013, as indicated by the Bureau of Economic Analysis report published by the U.S. Department of Commerce. According to the U.S. Bureau of Labor Statistics, the seasonally adjusted unemployment rate for the quarter ended June 30, 2015 was 5.3%, compared to 5.6% for the year ended December 31, 2014 and 7.4% for the year ended December 31, 2013. Total home sales in the United States, as indicated by the National Association of Realtors, showed signs of weakening with existing home sales at a seasonally adjusted 5.3 million for the rolling twelve months ended May 31, 2015, down from the rolling twelve month total of 5.1 million as of December 31, 2014, and up from 4.9 million for the rolling twelve months ended May 31, 2014. Inventory levels are down to a 5.1 months’ supply, or 2.3 million units, as of May 31, 2015 from a 5.5 months’ supply as of May 31, 2014. New home sales have increased to a seasonally adjusted annual rate of 546 thousand as of May 31, 2015, 19.5% above the May 2014 estimate of 457 thousand. Home values, as indicated by the seasonally adjusted Case-Shiller 20 city index, showed an increase of 2.0% from April 30, 2014 to April 30, 2015. Bankruptcy filings, per the U.S. Court Statistics, also improved with total filings down 12.3% for the twelve months ending March 31, 2015, compared to the same period in 2014, with business filings down 17.5% and personal filings down 12.1%, for the twelve months ending March 31, 2015, compared to the same period in 2014.

Increases in mortgage interest rates brought about by a variety of economic indicators and potential Federal Reserve policy changes have recently curtailed overall mortgage industry lending volumes. Additionally, the marketing gain percentage for mortgage loans sold has decreased recently due to increasing industry-wide competitive pressures related to changing market conditions, a trend that we expect to continue into 2015.

We expect regulatory changes that come into effect during 2015 and beyond to impact the overall mortgage industry, particularly regulatory changes related to mortgage servicing practices brought about by the Consumer Financial Protection Bureau and those related to mortgage lending practices brought about by the Dodd-Frank Act. We expect these requirements to affect the overall competitive landscape of the mortgage industry.

According to the Beige Book published by the Federal Reserve Board in June 2015, overall economic activity in the Sixth Federal Reserve District (which includes Florida, Georgia, Tennessee, Alabama and parts of Mississippi and Louisiana) continued at a steady pace from April to May. Reports across sectors were optimistic and most business contacts the same or slightly higher level of growth for the reminder of the year. Retailers continued to note a softness in sales growth over the reporting period. Auto sales increased and the tourism sector saw a pickup in activity. According to residential homebuilders and brokers, new and existing home sales were slightly up, inventories were down, and home prices modestly appreciated compared with a year ago. Commercial real estate activity continued to improve growing form last year. Manufacturers reported increases in new orders and production, while bankers indicated that there was ample credit available to qualified borrowers and overall loan demand continued to grow. Firms continued to add to payrolls; however, reports of difficulties filling a range of positions persisted. Wage and non-labor input cost pressures remained subdued.

The economy in the state of Florida continued to see improvements as well, according to the U.S. Bureau of Economic Analysis. The unemployment rate, as indicated by the U.S. Bureau of Labor Statistics, improved slightly to 5.7% as of May 31, 2015, down from 6.3% as of May 31, 2014, which was in line with the 5.7% level as of December 31, 2014. Other improvements included a 12.5% decline in bankruptcies, per the U.S. Court Statistics, during the twelve months ended March 31, 2015.

Overview of Recent Financial Performance and Trends

Our financial performance reflects improvements in economic conditions in the areas in which we operate across Florida, the acquisitions we have completed, our progress in restructuring the acquired banks and disposing of classified assets, the implementation of our banking strategy and other general economic and competitive trends in our markets.

Our net interest income was $32.4 million and $26.7 million in the six-month periods ended June 30, 2015 and June 30, 2014, respectively. In the six-month periods ended June 30, 2015 and June 30, 2014, our net income of $7.9 million and $2.8 million, respectively, represented a return on average assets, or ROAA, of 1.00% and 0.40%, respectively, and a return on average equity, or ROAE, of 8.37% and 4.14%, respectively. Our ratio of average equity to average assets in the six-month periods ended June 30, 2015 and June 30, 2014 was 11.96% and 9.56%, respectively.

On June 30, 2014, the Bank charged-off in-full its only loan under the shared national credit program in the amount of $4.0 million. The Bank deemed the loan to be uncollectible in June 2014 and the full loan was charged off as the Bank believed that cash flow to repay the loan was collateral-dependent and other sources of repayment were no more than nominal. The value of the collateral, in this case closely held stock, was determined to be uncertain. Subsequently, the Bank collected $147 thousand of recoveries during the third quarter of 2014 and $393 thousand during the second quarter of 2015.

Our assets totaled $1.678 billion and $1.537 billion as of June 30, 2015 and December 31, 2014, respectively. Loans receivable, net, as of June 30, 2015 and December 31, 2014 were $1.348 billion and $1.179 billion, respectively. Total deposits were $1.216 billion and $1.168 billion as of June 30, 2015 and December 31, 2014, respectively.

On July 17, 2014, our Board of Directors of approved a resolution for C1 Financial, Inc. to sell shares of common stock to the public in an IPO. On June 2, 2014, we submitted a confidential draft Registration Statement on

Form S-1 with the SEC with respect to the shares to be registered and sold. On July 11, 2014, we filed a public Registration Statement on Form S-1 with the SEC. The Registration Statement was declared effective by the SEC on August 13, 2014. We issued 2,761,356 shares of common stock at $17 per share, which included 129,777 shares of common stock purchased by the underwriters of the offering, on September 9, 2014 in connection with the partial exercise of the over-allotment option held by such underwriters. Total proceeds received by us, net of offering costs, was approximately $42.3 million.

In connection with the IPO, on July 17, 2014, the Board of Directors approved a 7-for-1 reverse stock split of our common stock, which was approved by the majority shareholders and became effective on August 13, 2014. The effect of the split on authorized, issued and outstanding common and preferred shares and income per share has been retroactively applied to all periods presented.

Acquisitions and Comparability to Prior Periods

First Community Bank of Southwest Florida

On August 2, 2013, the Bank acquired First Community Bank of Southwest Florida through a Purchase and Assumption Agreement with the FDIC as receiver, for total cash consideration received from the FDIC of $23.5 million. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in southwest Florida. The Bank includes the results of operations of First Community Bank of Southwest Florida in its income statement beginning August 3, 2013. Consequently, the Bank’s results of operations for the year ended December 31, 2014 are not fully comparable with its results of operations for the year ended December 31, 2013.

Acquisition-related costs of approximately $831 thousand are included in the Bank’s income statement as non-interest expense for the year ended December 31, 2013. This acquisition resulted in a bargain purchase gain of $12.4 million as of the acquisition date, primarily as a result of the consideration received from the FDIC plus the fair value of the assets acquired being above fair value of the net assets acquired. After adjustments measured from the date of purchase until the fiscal year end, or the measurement period, the bargain purchase gain as of December 31, 2013 increased to $13.5 million.

The Palm Bank

On May 31, 2012, the Bank acquired The Palm Bank for total cash consideration of $5.5 million. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in the Tampa Bay area. The Bank includes The Palm Bank’s results of operations in its incomes statement beginning June 1, 2012. Consequently, the Bank’s results of operations for the year ended December 31, 2013 are not fully comparable with its results of operations for the year ended December 31, 2012.

Acquisition-related costs of approximately $217 thousand are included in the Bank’s income statement as non-interest expense for the year ended December 31, 2012. The acquisition resulted in a bargain purchase gain of $3.5 million as of the acquisition date, primarily as a result of the purchase price being less than the seller’s book value, and the fair value of the net assets acquired exceeding the seller’s book value. After adjustments during the measurement period, the bargain purchase price as of December 31, 2012 was $6.2 million.

Critical Accounting Policies and Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, our management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair value of other real estate owned, purchased credit impaired, or PCI, loans, deferred tax assets and fair values of financial instruments are particularly subject to change.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required for each loan class using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All substandard commercial, commercial real estate and construction loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, may be collectively evaluated for impairment, and accordingly, not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral-dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of valuation allowance in accordance with the accounting policy for the allowance for loan losses.

The general component of our allowance analysis covers nonimpaired loans and is based on our historical loss experience over the past two years as adjusted for certain current factors described in the paragraph below. As of June 30, 2015, approximately 23% of our loan portfolio consisted of loans underwritten by different credit teams than our current team, including loans acquired from Community Bank of Manatee, First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida (together, the “Acquired Loans”). The Acquired Loans were originated under different economic conditions than exist today and were underwritten utilizing different underwriting standards. We consider the Acquired Loans to be seasoned since they were originated more than five years ago. As such, we use the historical loss experience for the pool of Acquired Loans over the past two years as part of the general component of our allowance analysis for the Acquired Loans.

This actual historical loss experience is supplemented with management adjustment factors based on the risks present for each class of loans (separated for originated and acquired loans), including: (i) levels of and trends in delinquencies and nonaccrual loans; (ii) trends in volume and terms of loans; (iii) changes in lending policies, procedures, and practices; (iv) experience, ability and depth of lending management and other relevant staff; (v) changes in the quality of the loan review system; (vi) changes in the underlying collateral; (vii) changes in competition, legal and regulatory environment; (viii) effects of changes in credit concentrations; and (ix) national and local economic trends and conditions. To determine the impact of these factors, management looks at external indicators such as unemployment rate, GDP growth, trends in consumer credit, real estate prices in the geographical areas where the Bank operates, information related to the other Florida banks, the competitive and regulatory environment, as well as internal indicators such as loan growth, credit concentrations and loan review process. Each of the adjustment factors is graded in a scale from “significantly improved compared to historical period” to “significantly declined compared to historical period,” and historical loss rates are adjusted based on this assessment. If a factor is graded “same compared to historical period,” no adjustments are made to the historical loss experience for that specific pool and loan category with respect to such factor. In addition, a risk rating adjustment factor is determined at the loan level, based on the individual risk rating of each loan.

As of June 30, 2015, approximately 77% of our loan portfolio consists of loans originated by C1 Bank from 2010 to the present and, as such, may not be seasoned. Generally, the historical loss rate of the C1 Bank originated loans has been very low; however, due to the unseasoned nature of the C1 Bank originated loans, the historical loss rate may not effectively capture the probable incurred losses in this portion of our loan portfolio. Accordingly, we performed a peer statistical analysis of U.S. banks to determine what would be a normalized loss rate for our originated loans, considering characteristics like profitability, asset growth and geographical location, among others. While there are characteristics unique to each financial institution that drive loss rates and make a bank more or less risky than its peers, the purpose of this peer statistical analysis was to estimate a “better” loss rate, but in the context of a model that controls for characteristics like geography, asset growth and recovering economic conditions.

 For this analysis, we first looked at two- and three-year median loss rates for all U.S. banks, which were both below loss rates in the C1 Bank originated loan portfolio after factoring in management adjustments. Understanding that the median peer loss rates may not capture specifics of the C1 Bank originated loans, such as profitability, asset growth and geographical location, among others, we performed a regression-based study of credit-loss rates for all commercial banks in the United States over a three-year period ending in 2013. The model incorporated the following variables: amount of past due loans, geography, capitalization, bank age, management, asset size, asset quality, earnings, and credit risk. We completed this analysis during the second quarter of 2014 and it was first used for the calculation of the allowance for loan losses as of June 30, 2014.

This peer analysis affects the determination of our allowance for loan losses, as we use the highest of the actual losses and the outcome of the analysis as the input for the calculation of the general component of the allowance for loan losses for the C1 Bank originated loans. The peer analysis will be updated during the first quarter of each year and will be used as an element for the calculation of the allowance for loan losses during that specific year, until such time when we develop relevant loss history for C1 Bank originated loans. The purpose of using the highest of actual and peer analysis loss rates is to prevent relying on lower C1 Bank originated loan loss rates, which could actually be caused by an unseasoned portfolio and may not effectively capture the probable incurred losses in the C1 Bank originated loan portion of our portfolio.

During the first quarter of 2015, we updated the analysis applying the same statistical regression for the two and three year periods ending in 2014, and the result was used as an element to the calculation of the allowance for loan losses as of June 30, 2015.

We view this peer analysis as a short-term proxy until we develop additional loss history for the C1 Bank originated loans that approximate a full business cycle. The average business cycle length according to the National Bureau of Economic Research during the last 11 business cycles has been close to six years, and the FDIC defines seven years as a de novo period for extended supervisory activities for new charters (although we are not a de novo institution). By the end of 2015, our first loans (2010 vintage) will be completing 6 years since origination, in line with the average U.S. business cycle and close to the 7-year de novo period defined by the FDIC. We expect our historical losses to become more representative as we get closer to this point.

Fair Value of Other Real Estate Owned

Other real estate owned (“OREO”) represents assets acquired through foreclosure or other proceedings. Foreclosed assets acquired are initially recorded at fair value at the date of foreclosure less estimated costs to sell, which establishes a new cost basis. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management to ensure that properties recorded in OREO are carried at the lower of cost or fair value less estimated costs of disposal. Valuation allowances are adjusted as necessary. Expenses from the operations of OREO foreclosed assets, net of rental income and changes in the OREO valuation allowance are included in noninterest expense.

Purchased Credit Impaired, or PCI, Loans

As part of our acquisitions, we acquired loans that have evidence of credit deterioration since origination. These acquired loans are recorded at their fair value, such that there is no carryover of the allowance for loan losses.

Such purchased loans are accounted for individually or aggregated into pools of loans based on common risk characteristics. We estimate the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference). Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded through the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty. These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral-dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

Deferred Tax Assets

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. We recognize interest and/or penalties related to income tax matters in income tax expense.

Fair Values of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

JOBS Act

The JOBS Act allows us to delay the implementation of certain new accounting standards on our financial statements. However, at June 30, 2015 and December 31, 2014, we have adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities.

Results of Operations

Net Interest Income

Net interest income is the largest component of our income, and is affected by the interest rate environment, and the volume and the composition of our interest-earning assets and interest-bearing liabilities. Net interest margin represents net interest income divided by average interest-earning assets. We earn interest income from interest, dividends and fees earned on interest-earning assets, as well as from accretion of discounts on acquired loans. Our interest-earning assets include loans, securities available for sale and other securities, federal funds sold and balances at the Federal Reserve Bank, time deposits in other financial institutions, and Federal Home Loan Bank (“FHLB”) stock. We incur interest expense on interest-bearing liabilities, including interest-bearing deposits, borrowings and other forms of indebtedness as well as from amortization of premiums on purchased time deposits and debt. Our interest-bearing liabilities include deposits, advances from the FHLB, and other borrowings.

Six-month period ended June 30, 2015 compared to six-month period ended June 30, 2014

Our net interest income increased 21.1% to $32.4 million in the six-month period ended June 30, 2015 from $26.7 million in the six-month period ended June 30, 2014, primarily due to increased average balances and yields on earning assets, mainly relating to loans and improvements in deposit mix, which was partially offset by higher average balances and rates on FHLB borrowings. Net interest margin in the six-month period ended June 30, 2015 increased to 4.64% from 4.35% in the six-month period ended June 30, 2014, mainly due to the yield on average earning assets increasing 25 basis points.

Interest income increased 19.3% to $36.9 million in the six-month period ended June 30, 2015 from $30.9 million in the six-month period ended June 30, 2014, due to higher average balances of and yields earned on interest-earning assets. In the six-month period ended June 30, 2015, average interest-earning assets increased to $1.408 billion from $1.240 billion in the six-month period ended June 30, 2014, mainly due to growth in our loan portfolio, which resulted from organic loan originations (partially offset by acquired loans rolling off). The average yield earned on interest-earning assets increased to 5.28% in the six-month period ended June 30, 2015 from 5.03% in the six-month period ended June 30, 2014, primarily due to a higher yield on loans. The yield on loans was enhanced by greater loan fees and partially offset by a lower effect of accretion income on loans acquired from First Community Bank of Southwest Florida in 2013. The yield on interest-earning assets also improved due to a lower share of cash investments as a percentage of average interest-earning assets. Average loans receivable as a percentage of average interest-earning assets increased from 84.6% in the six-month period ended June 30, 2014 to 88.6% in the six-month period ended June 30, 2015.

Interest expense increased 8.0% to $4.5 million in the six-month period ended June 30, 2015 from $4.2 million in the six-month period ended June 30, 2014, due to an increase in the average balances of and rates paid on interest-bearing liabilities. In the six-month period ended June 30, 2015, average interest-bearing liabilities increased to $1.088 billion from $1.044 billion in the six-month period ended June 30, 2014, mainly due to longer term borrowings from the FHLB. In addition, the average rate paid on interest-bearing liabilities increased from 0.80% to 0.83%, primarily due to a higher rate on FHLB borrowings. Borrowing longer term from the FHLB was an asset/liability management decision to reduce exposure to increasing interest rates. Partially offsetting the increase in rates due to FHLB borrowings was a reduction in rates on interest-bearing deposits, mainly due to an improvement in the deposit mix. The cost of interest-bearing deposits decreased to 0.62% in the six-month period ended June 30, 2015 when compared to 0.68% in the six-month period ended June 30, 2014, due to a lower share of time deposits. In addition, average noninterest-bearing deposits increased by 42.6% to $313.0 million in the six-month period ended June 30, 2015 (representing 26.4% of total average deposits), from $219.6 million in the six-month period ended June 30, 2014 (representing 19.9% of total average deposits).

The table below shows the average balances, income and expense, and yield rates of each of our interest-earning assets and interest-bearing liabilities for the periods indicated:

	Six-month period ended June 30,
	2015			2014
	Average Balances(1)	Income/Expense	Yields/Rates	Average Balances(1)	Income/Expense	Yields/Rates
	(in thousands)
Interest-earning assets:
Loans receivable(2)	$1,247,199	$36,463	5.90%	$1,049,220	$30,453	5.85%
Securities available for sale and other securities	250	6	4.56%	657	57	17.63%
Federal funds sold and balances at Federal Reserve Bank	149,377	190	0.26%	182,103	226	0.25%
Time deposits in other financial institutions	74	—	0.47%	—	—	0.00%
FHLB stock	10,654	225	4.25%	8,250	171	4.18%
Total interest-earning assets	1,407,554	36,884	5.28%	1,240,230	30,907	5.03%
Non-interest-earning assets:
Cash and due from banks	37,189			42,763
Other assets(3)	151,309			120,025
Total non-interest-earning assets	188,498			162,788
Total assets	$1,596,052			$1,403,018

Interest-bearing liabilities:
Interest-bearing deposits:
Time deposits	$263,195	1,461	1.12%	$366,247	1,966	1.08%
Money market	425,077	921	0.44%	337,181	713	0.43%
Negotiable order of withdrawal accounts	145,482	269	0.37%	144,432	270	0.38%
Savings deposits	38,914	43	0.22%	38,452	43	0.22%
Total interest-bearing deposits	872,668	2,694	0.62%	886,312	2,992	0.68%
Other interest-bearing liabilities:
FHLB advances	215,132	1,804	1.69%	155,147	1,143	1.49%
Other borrowings	—	—	0.00%	3,000	29	1.96%
Total interest-bearing liabilities	1,087,800	4,498	0.83%	1,044,459	4,164	0.80%

	Six-month period ended June 30,
	2015			2014
	Average Balances(1)	Income/Expense	Yields/Rates	Average Balances(1)	Income/Expense	Yields/Rates
	(in thousands)
Non-interest-bearing liabilities and stockholders’ equity:
Demand deposits	313,030			219,557
Other liabilities	4,379			4,875
Stockholders’ equity	190,843			134,127

Total non-interest-bearing liabilities and stockholders’ equity	508,252			358,559

Total liabilities and stockholders’ equity	$1,596,052			$1,403,018

Interest rate spread (tax equivalent basis)			4.45%			4.23%
Net interest income (tax equivalent basis)		$32,386			$26,743
Net interest margin (tax equivalent basis)			4.64%			4.35%
Average interest-earning assets to average interest-bearing liabilities			129.4%			118.7%

_______________

(1)	Calculated using daily averages.

(2)	Average loans are gross, including nonaccrual loans and overdrafts (net of deferred loan fees and before the allowance for loan losses). Interest on loans includes net deferred fees and costs of $2.1 million and $1.1 million in the six-month periods ended June 30, 2015 and 2014, respectively.

(3)	Other assets include bank-owned life insurance, tax lien certificates, OREO, fixed assets, interest receivable, prepaid expense and others.

Year ended December 31, 2014 compared to year ended December 31, 2013

Our net interest income increased 33.1% to $55.7 million in 2014 from $41.8 million in 2013, primarily due to increased average balances of interest-earning assets and an improvement in deposit mix, partially offset by a lower yield on interest-earning assets. Net interest margin in 2014 decreased to 4.28% from 4.34% in 2013. In 2014, average interest-earning assets increased to $1.3 billion from $964.9 million in 2013, primarily due to growth in our loan portfolio resulting from organic loan origination and the full-year effect of the acquisition of First Community Bank of Southwest Florida, combined with increased liquidity driven by deposit growth, additional FHLB borrowings and our IPO. The yield on interest-earning assets decreased to 4.94% in 2014 from 5.03% in 2013, primarily due to a lower yield on loans (reflecting a higher effect of accretion income on acquired loans from First Community Bank of Southwest Florida in 2013) and to a higher share of cash as a percentage of average interest-earning assets. Average loans receivable as a percentage of average interest-earning assets decreased from 83.7% in 2013 to 83.4% in 2014, as a result of the Bank’s increased liquidity from deposit growth, additional FHLB borrowings and the IPO. Average noninterest-bearing deposits increased by 63.3% to $250.3 million in 2014 (representing 22.1% of total average deposits), from $153.3 million in 2013 (representing 17.4% of total average deposits), resulting in an improvement in the deposit mix of the Bank.

Our cost of interest-bearing liabilities increased 29.7% to $8.6 million in 2014 from $6.7 million in 2013, primarily due to a 24.9% increase in the average balance of interest-bearing liabilities, as the Bank grew its deposit base and borrowings to match its funding needs. In addition, the average rate paid on interest-bearing liabilities increased from 0.79% to 0.82%, primarily driven by an asset/liability management decision of the Bank to borrow longer term from the FHLB and use longer-term brokered time deposits to reduce exposure to increasing interest rates. The cost of interest-bearing deposits increased to 0.68% in 2014 compared to 0.66% in 2013 due to a higher share of time deposits and the use of brokered time deposits, as mentioned previously.

Year ended December 31, 2013 compared to year ended December 31, 2012

Our net interest income increased 30.5% to $41.8 million in 2013 from $32.1 million in 2012, primarily due to increases in average balances of interest-earning assets and an improvement in deposit mix. Net interest margin in 2013 increased to 4.34% from 4.06% in 2012. In 2013, average earning assets increased to $964.9 million from $790.1 million in 2012, primarily due to the growth in our loan portfolio, resulting from organic loan origination, the acquisition of First Community Bank of Southwest Florida and the full-year effect of the acquisition of The Palm Bank. The yield on interest-earning assets increased to 5.03% in 2013 from 4.83% in 2012 because of the improvement in the interest-earning assets mix. Average loans receivable as a percentage of average interest-earning assets increased to 83.7% in 2013 compared to 76.3% in 2012, as a result of the Bank deploying available liquidity to fund loans. Average noninterest-bearing deposits increased by 65.9% to $153.3 million in 2013 (representing 17.4% of total average deposits), from $92.4 million in 2012 (representing 13.3% of total average deposits), resulting in an improvement in the deposit mix of the Bank.

Our cost of interest-bearing liabilities increased 8.5% to $6.7 million in 2013 from $6.1 million in 2012, primarily due to a 21.9% increase in the average balance of interest-bearing liabilities as the Bank continues to grow its deposit base to match its funding needs. This effect was offset in part by a decrease in the average rate paid on interest-bearing liabilities from 0.89% to 0.79%, primarily driven by the Bank allowing the rolling off of higher-priced time deposits and replacing them with lower-rate deposits (resulting in the cost of interest-bearing deposits falling from 0.81% in 2012 to 0.66% in 2013), despite having increased average FHLB advances by borrowing longer term to reduce exposure to increasing interest rates.

The table below shows the average balances, income and expense, and yield rates of each of our interest-earning assets and interest-bearing liabilities for the periods indicated:

	Year Ended December 31,
	2014			2013			2012
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates
	(in thousands)
Interest-earning assets:
Loans receivable(2)	$1,085,832	$63,351	5.83%	$807,173	$47,362	5.87%	$602,510	$35,186	5.84%
Securities available for sale and other securities	452	62	13.76%	45,379	698	1.54%	116,307	2,722	2.34%
Federal funds sold and balances at Federal Reserve Bank	207,010	523	0.25%	105,944	268	0.25%	65,424	162	0.25%
Time deposits in other financial institutions	—	—	—	133	7	5.14%	564	17	2.99%
FHLB stock	8,779	374	4.26%	6,305	164	2.60%	5,304	114	2.15%
Total interest-earning assets	1,302,073	64,310	4.94%	964,934	48,499	5.03%	790,109	38,201	4.83%
Non-interest-earning assets:
Cash and due from banks	39,209			37,940			13,331
Other assets(3)	122,203			104,924			66,762
Total non-interest-earning assets	161,412			142,864			80,093
Total assets	$1,463,485			$1,107,798			$870,202
Interest-bearing liabilities:
Interest-bearing deposits:
Time deposits	$350,592	3,809	1.09%	$262,140	2,948	1.12%	$250,645	3,212	1.28%
Money market	351,844	1,526	0.43%	292,262	1,267	0.43%	223,043	1,170	0.52%
Negotiable order of withdrawal accounts	142,588	542	0.38%	139,331	544	0.39%	99,151	412	0.42%
Savings deposits	38,323	86	0.22%	34,994	78	0.22%	28,485	71	0.25%
Total interest-bearing deposits	883,347	5,963	0.68%	728,727	4,837	0.66%	601,324	4,865	0.81%
Other interest-bearing liabilities:
FHLB advances	167,884	2,607	1.55%	112,097	1,753	1.56%	88,010	1,196	1.36%
Other borrowings	2,860	56	1.96%	3,000	60	2.00%	3,010	66	2.19%
Total interest-bearing liabilities	1,054,091	8,626	0.82%	843,824	6,650	0.79%	692,344	6,127	0.89%
Non-interest-bearing liabilities and stockholders’ equity:
Demand deposits	250,268			153,276			92,418
Other liabilities	4,847			5,779			1,816
Stockholders’ equity	154,279			104,919			83,624
Total non-interest-bearing liabilities and stockholders’ equity	409,394			263,974			177,858

	Year Ended December 31,
	2014			2013			2012
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates
				(in thousands)
Total liabilities and stockholders’ equity	$1,463,485			$1,107,798			$870,202
Interest rate spread (tax equivalent basis)			4.12%			4.24%			3.94%
Net interest income (tax equivalent basis)		$55,684			$41,849			$32,074
Net interest margin (tax equivalent basis)			4.28%			4.34%			4.06%
Average interest-earning assets to average interest-bearing liabilities			123.53%			114.35%			114.12%

_______________

(1)	Calculated using daily averages.

(2)	Average loans are gross, including non-accrual loans and overdrafts (net of deferred loan fees and before the allowance for loan losses). Interest on loans includes net deferred fees and costs, and other loan fees of $2.4 million, $1.6 million and $638 thousand in 2014, 2013 and 2012, respectively.

(3)	Other assets include bank owned life insurance, tax lien certificates, OREO, fixed assets, interest receivable, prepaid expense and others.

Rate/Volume Analysis

The tables below detail the components of the changes in net interest income for the six-month period ended June 30, 2015 compared to the six-month period ended June 30, 2014, the year ended December 31, 2014 compared to the year ended December 31, 2013 and the year ended December 31, 2013 compared to the year ended December 31, 2012. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes and changes due to average rates, with the changes in both volumes and rates allocated to these two categories based on the proportionate absolute changes in each category.

Six-month period ended June 30, 2015 compared to six-month period ended June 30, 2014

	Six-month period ended June 30, 2015 Compared to Six-month period ended June 30, 2014 Due to Changes in
	Average Volume	Average Rate	Net Increase (Decrease)
	(in thousands)
Interest income from earning assets:
Loans receivable(1)	$5,748	$262	$6,010
Securities available for sale and other securities	(24)	(27)	(57)
Federal funds sold and balances at Federal Reserve Bank	(45)	9	(36)
FHLB stock	51	3	54
Total interest income(2)	5,730	247	5,977

Interest expense from deposits and borrowings:
Time deposits	(575)	70	(505)
Money market deposit accounts	191	17	208
Negotiable order of withdrawal accounts	—	(1)	(1)
Savings deposits	—	—	—
FHLB advances	492	169	661
Other borrowings	(15)	(14)	(29)
Total interest expense	93	241	334
Change in net interest income	$5,637	$6	$5,643

_______________

(1)	Average loans are gross, including non-accrual loans and overdrafts (net of deferred loan fees and before the allowance for loan losses).

(2)	Interest on loans includes net deferred fees and costs, and other loan fees of $2.1 million and $1.1 million in the six-month periods ended June 30, 2015 and 2014, respectively.

The $6.0 million increase in interest income when comparing the six-month period ended June 30, 2015 to the six-month period ended June 30, 2014 was primarily due to changes in loan volumes and yields. Higher average loan balances and yields increased interest income $5.7 million and $262 thousand, respectively. The $334 thousand increase in interest expense when comparing the six-month period ended June 30, 2015 to the six-month period ended June 30, 2014 was primarily due to changes in volumes and rates of FHLB borrowings. Higher average balances and rates of FHLB borrowings increased interest expense $492 thousand and $169 thousand, respectively, for a total increase of $661 thousand. Partially offsetting the increase in interest expense due to FHLB borrowings was $298 thousand less in interest expense due to changes in interest-bearing deposit volumes and rates, which reflected an improvement in the deposit mix.

Year ended December 31, 2014 compared to year ended December 31, 2013

	Year Ended December 31, 2014 Compared to Year Ended December 31, 2013 Due to Changes in
	Average Volume	Average Rate	Net Increase (Decrease)
	(in thousands)
Interest income from earning assets:
Loans receivable(1)	$16,313	$(324)	$15,989
Securities available for sale and other securities	(1,300)	664	(636)
Federal funds sold and balances at Federal Reserve Bank	255	—	255
Time deposits in other financial institutions	(4)	(3)	(7)
FHLB stock	80	130	210
Total interest income(2)	15,344	467	15,811
Interest expense from deposits and borrowings:
Time deposits	943	(82)	861
Money market deposit accounts	259	—	259
Negotiable order of withdrawal accounts	12	(14)	(2)
Savings deposits	8	—	8
FHLB advances	865	(11)	854
Other borrowings	(3)	(1)	(4)
Total interest expense	2,084	(108)	1,976
Change in net interest income	$13,260	$575	$13,835

_______________

(1)	Average loans are gross, including non-accrual loans and overdrafts (net of deferred loan fees and before the allowance for loan losses).

(2)	Interest on loans includes net deferred fees and costs, and other loan fees of $2.4 million and $1.6 million in 2014 and 2013, respectively.

The increase in the average volume of loans in 2014, as compared to 2013, was primarily due to organic loan origination and the acquisition of First Community Bank of Southwest Florida. The decrease in the average rate on loans in 2014, as compared to 2013, resulted from the impact of higher accretion from loans acquired from First Community Bank of Southwest Florida in 2013. The combined increase in the average volume of loans, net of the decline in the average rate on loans, increased interest income $16.0 million. The net decline in interest income from securities available for sale and other securities was due to our decision to sell all of the securities in the available-for-sale portfolio in 2013. This decision was based on our assessment that improving economic conditions could begin to put upward pressure on interest rates, which prompted us to redeploy these assets into loans.

The increase in the average volume of deposits in 2014, as compared to 2013, was primarily due to organic deposit growth to match the Bank’s funding needs and to deposits acquired from First Community Bank of Southwest Florida. In addition, the average volume of FHLB advances increased due to funding needs. The slight decrease in the average rate on time deposits and FHLB advances in 2014, as compared to 2013, resulted from the rolling off of these instruments at a higher price.

Year ended December 31, 2013 compared to year ended December 31, 2012

	Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 Due to Changes in
	Average Volume	Average Rate	Net Increase (Decrease)
	(in thousands)
Interest income from earning assets:
Loans receivable(1)	$12,008	$168	$12,176
Securities available for sale and other securities	(1,296)	(728)	(2,024)
Federal funds sold and balances at Federal Reserve Bank	102	4	106
Time deposits in other financial institutions	(18)	8	(10)
FHLB stock	24	26	50
Total interest income(2)	10,820	(522)	10,298
Interest expense from deposits and borrowings:
Time deposits	142	(406)	(264)
Money market deposit accounts	323	(226)	97
Negotiable order of withdrawal accounts	158	(26)	132
Savings deposits	16	(9)	7
FHLB advances	360	197	557
Other borrowings	—	(6)	(6)
Total interest expense	999	(476)	523
Change in net interest income	$9,821	$(46)	$9,775

_______________

(1)	Average loans are gross, including non-accrual loans and overdrafts (net of deferred loan fees and before the allowance for loan losses).

(2)	Interest on loans includes net deferred fees and costs of $1.6 million and $638 thousand in 2013 and 2012, respectively.

The increase in the average volume of loans in 2013, as compared to 2012, was primarily due to organic loan origination and the acquisition of First Community Bank of Southwest Florida, and the increase in the average rate on loans in 2013, as compared to 2012, was primarily due to our continuing to replace acquired banks’ loans with higher-yielding originated loans. The combined increase in the average volume and rate on loans increased interest income $12.2 million. Partially offsetting the increase in interest income due to loans was a $2.0 million decline in interest income due to a lower average volume and rate on securities available for sale and other securities. As previously mentioned, the net decline in interest income from securities available for sale and other securities was due to our decision to sell all of the securities in the available-for-sale portfolio in 2013.

The increase in the average volume of deposits in 2013, as compared to 2012, was primarily due to deposits acquired from First Community Bank of Southwest Florida and to organic deposit growth to match the Bank’s funding needs. In addition, the increase in the average volume of FHLB advances was due to funding needs. The decline in the average rate on deposits in 2013, as compared to 2012, was primarily due to the Bank’s deposit mix improvement, allowing the rolling off of higher-priced time deposits and replacing them with lower-rate deposits.

Provision for Loan Losses

The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date and that, in management’s judgment, is appropriate under GAAP. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity.

Six-month period ended June 30, 2015 compared to six-month period ended June 30, 2014

Our provision for loan losses declined to $1.5 million for the six-month period ended June 30, 2015 from $4.6 million for the six-month period ended June 30, 2014. The provision for the six-month period ended June 30, 2015 included $1.1 million of allowance for new loans funded year-to-date, $1.2 million in general reserves related to existing loans and an $85 thousand increase in specific reserves for impaired and purchased credit impaired loans, partially offset by $884 thousand in net recoveries (including a $393 thousand recovery related to our only shared national credit loan charged off in June 2014). The provision for the six-month period ended June 30, 2014 reflected primarily the charge off in-full of our only loan under the shared national credit program in the amount of $4.0 million.

Year ended December 31, 2014 compared to year ended December 31, 2013

Our provision for loan losses increased to $4.8 million in 2014 from $1.2 million in 2013. This amount was primarily driven by $2.9 million expense to replenish net charge offs (including the $4.0 million charge off of our only Shared National Credit on June 30, 2014 and $1.3 million in other charge-offs mainly related to acquired loans, partially offset by $2.4 million in gross recoveries). Our provision for 2014 also included $1.6 million of allowance for new loans funded during 2014, an addition of $0.5 million to the general reserves related to existing loans (mainly driven by the adoption of the peer analysis and change in management adjustment factors related to C1 Bank originated loans during 2014, and partially offset by a reduction in the allowance for performing acquired loans as balances roll off) and a $0.2 million reversal related to a change in specific reserves for impaired and purchased credit impaired loans. Our provision for loan losses for 2013 was mainly driven by net charge-offs of $620 thousand and growth in originated loans during the period.

Year ended December 31, 2013 compared to year ended December 31, 2012

Our provision for loan losses decreased to $1.2 million in 2013 from $2.4 million in 2012, primarily due to a reduction in loan charge-offs. Net loan charge-offs were $620 thousand in 2013 and $5.3 million in 2012. The provision for loan losses in 2013 reflected charge-offs of $2.6 million and recoveries of $2.0 million and was driven primarily by loan growth.

Noninterest Income

Noninterest income includes gain on sale of securities, gain on sale of loans, service charges and fees, bargain purchase gain, gain on sale of other real estate owned, net, bank-owned life insurance, mortgage banking fees and other noninterest income.

Six-month period ended June 30, 2015 compared to six-month period ended June 30, 2014

Noninterest income increased 35.3% to $5.9 million in the six-month period ended June 30, 2015 from $4.4 million in the six-month period ended June 30, 2014, primarily due to a $2.6 million gain on the sale of land (excess parking lots in Wynwood), which was included in gains on disposals of premises and equipment, and $273 thousand more in income from BOLI due to the additional $35.0 million investment completed in December 2014. Partially offsetting these increases in noninterest income were a $734 thousand decline in gains on sales of SBA loans and a $256 thousand decline in gains on sales of OREO. The decrease in gains on sales of SBA loans was mainly a result of the lower volume of loans sold, which depends on multiple factors such as loan originations, mix between marketable and portfolio loans (depending on loan type, terms and market conditions) and funding timing for loans available to be sold. Noninterest income for the six-month period ended June 30, 2014 included $241 thousand in gains on sales of securities.

The following table sets forth the components of noninterest income for the periods indicated:

	Six-month periods ended June 30,
	2015	2014
	(in thousands)
Gain on sale of securities	$—	$241
Gain on sale of loans	814	1,548
Service charges and fees	1,148	1,132
Bargain purchase gain	—	11
Gain on sale of other real estate owned, net	396	652
Bank owned life insurance	350	77
Mortgage banking fees	—	47
Gains on disposals of premises and equipment	2,590	—
Other noninterest income	639	679
Total noninterest income	$5,937	$4,387

Year ended December 31, 2014 compared to the year ended December 31, 2013

Noninterest income decreased to $7.7 million in 2014 from $21.6 million in 2013, primarily due to a $13.5 million bargain purchase gain and a $1.9 million gain on the early redemption of FHLB advances (included in other noninterest income) recorded in 2013. Gain on sale of loans increased 116.6% to $2.5 million in 2014 from $1.2 million in 2013, and service charges and fees increased 18.0% to $2.2 million in 2014 from $1.9 million in 2013. The increase in the gain on sale of loans was due primarily to a strong demand for Small Business Administration (“SBA”) loans in the secondary market and the increase in service charges and fees was due primarily to the growth in deposit accounts and balances. Gains on sales of OREO increased $363 thousand, which reflected our continued effort to sell properties. These increases were offset in part by a $543 thousand decrease in mortgage banking fees, primarily due to the Bank exiting residential real estate loan originations for sale in the secondary market in early 2014.

The following table sets forth the components of noninterest income for the periods indicated:

	Year Ended December 31,
	2014	2013
	(in thousands)
Gain on sale of securities	$241	$305
Gain on sale of loans	2,532	1,169
Service charges and fees	2,240	1,898
Bargain purchase gain	48	13,462
Gain on sale of other real estate owned, net	1,049	686
Bank owned life insurance	160	173
Mortgage banking fees	47	590
Other noninterest income	1,421	3,365
Total noninterest income	$7,738	$21,648

Year ended December 31, 2013 compared to year ended December 31, 2012

Noninterest income increased 43.8% to $21.6 million in 2013 from $15.1 million in 2012, primarily due to a $7.2 million, or 115.9% increase in bargain purchase gain, a $0.8 million, or 69.6% increase in service charges and fees and a $0.2 million, or 50.8% increase in gain on sale of other real estate owned. The increase in bargain purchase gain was due to the bargain purchase gain of $13.5 million recorded for the purchase of First Community Bank of Southwest Florida in 2013, as compared to the bargain purchase gain of $6.2 million for the purchase of The Palm Bank in 2012. The increase in service charges and fees in 2013 was due primarily to the growth in deposit accounts and balances, and the gain on sale of other real estate owned was due primarily to improving market conditions, which allowed for real estate owned properties to be sold above their net carrying value. These increases were offset in part by a $2.7 million, or 90.0% decrease in gain on sale of securities, due primarily to our decision to sell the entirety of our securities available for sale portfolio in 2013. This decision was based on our assessment that improving economic conditions could begin to put upward pressure on interest rates, which prompted us to redeploy these assets into cash and eventually loans.

The following table sets forth the components of noninterest income for the periods indicated:

	Year Ended December 31,
	2013	2012
	(in thousands)
Gain on sale of securities	$305	$3,035
Gain on sale of loans	1,169	1,170
Service charges and fees	1,898	1,119
Bargain purchase gain	13,462	6,235
Gain on sale of other real estate owned, net	686	455
Bank owned life insurance	173	206
Mortgage banking fees	590	590
Other noninterest income	3,365	2,241
Total noninterest income	$21,648	$15,051

Noninterest Expense

Noninterest expense includes primarily salaries and employee benefits, occupancy expense, network services and data processing, advertising and promotion, OREO expenses and professional fees, among others. We monitor the ratio of noninterest expense to the sum of net interest income plus noninterest income, which is commonly known as the efficiency ratio.

Six-month period ended June 30, 2015 compared to six-month period ended June 30, 2014

Noninterest expense increased 7.9% to $23.7 million in the six-month period ended June 30, 2015 from $21.9 million in the six-month period ended June 30, 2014. The increase was mainly due to higher salaries and employee benefits ($1.7 million), occupancy expense ($400 thousand), network services and data processing ($373 thousand), and furniture and equipment ($215 thousand). The increase in salaries and employee benefits was primarily related to growth in our base of employees and provisions for incentive compensation booked in 2015 based on our anticipated growth. The increase in noninterest expense in each of the other categories related mainly to the increased scale of our operations, including three additional banking centers since the end of the second quarter of 2014. The increase in noninterest expense was partially offset by a reduction in professional fees ($217 thousand), loan collection expenses ($236 thousand) and OREO valuation allowance expense ($498 thousand). Lower professional fees and loan collection expenses were due to less activity required relating to nonperforming assets and lower OREO valuation allowance expense reflected that a smaller amount of write-downs were required on OREO properties.

The following table sets forth the components of noninterest expense for the periods indicated:

	Six-month period ended June 30,
	2015	2014
	(in thousands)
Salaries and employee benefits	$10,446	$8,749
Occupancy expense	2,572	2,172
Furniture and equipment	1,496	1,281
Regulatory assessments	751	705
Network services and data processing	2,164	1,791
Printing and office supplies	129	193
Postage and delivery	164	129
Advertising and promotion	1,879	1,822
Other real estate owned related expense	1,091	1,114
Other real estate owned—valuation allowance expense	66	564
Amortization of intangible assets	163	295
Professional fees	1,207	1,424
Loan collection expenses	87	323
Other noninterest expense	1,465	1,385
Total noninterest expense	$23,680	$21,947

In the six-month periods ended June 30, 2015 and June 30, 2014, our efficiency ratio was 61.8% and 71.1%, respectively. The improved efficiency ratio for the six-month period ended June 30, 2015 was mainly due to higher net interest income and the $2.6 million gain on the sale of land. We also closely track annualized revenue per employee and average assets per employee, as measures of efficiency. Annualized revenue per employee was $355 thousand in the six-month period ended June 30, 2015 as compared to $333 thousand in the six-month period ended June 30, 2014. The higher annualized revenue per employee amount for the six-month period ended June 30, 2015 was primarily a result of the $2.6 million gain on the sale of land. Average assets per employee were $6.6 million in both the six-month period ended June 30, 2015 and June 30, 2014.

Year ended December 31, 2014 compared to year ended December 31, 2013

Noninterest expense increased 10.8% to $47.2 million in 2014 from $42.6 million in 2013, primarily due to a $1.3 million, or 7.9% increase in salaries and employee benefits, an $875 thousand, or 24.1% increase in occupancy expense and an $825 thousand, or 44.8% increase in furniture and equipment. The increase in noninterest expense in each of these areas related primarily to our acquisition of First Community Bank of Southwest Florida in 2013 and to the increased scale of our operations, including the opening of our banking centers in Miami, Sarasota, Coral Gables and Miami Beach in January, May, October and November 2014, respectively. OREO valuation allowance expense increased $1.6 million to $3.3 million in 2014 from $1.7 million in 2013. Included in the OREO valuation allowance expense for 2014 was $2.1 million in expenses due to appraisals of OREO associated with the purchase of First Community Bank of Southwest Florida. As the FDIC-assisted acquisition of First Community Bank of Southwest Florida took place just over one year ago, management re-appraised many properties to ensure that they continued to be held at the lower of cost or fair value at year-end 2014. These increases in noninterest expense were partially offset by a $1.0 million decrease in merger related expenses that were incurred in 2013 for the acquisition of First Community Bank of Southwest Florida.

The following table sets forth the components of noninterest expense for the periods indicated:

	Year Ended December 31,
	2014	2013
	(in thousands)
Salaries and employee benefits	$18,360	$17,015
Occupancy expense	4,505	3,630
Furniture and equipment	2,666	1,841
Regulatory assessments	1,467	1,096
Network services and data processing	3,819	3,402
Printing and office supplies	389	481
Postage and delivery	255	256
Advertising and promotion	3,546	3,422
Other real estate owned related expense	2,168	2,163
Other real estate owned—valuation allowance expense	3,331	1,739
Amortization of intangible assets	498	434
Professional fees	2,920	2,785
Loan collection expenses	458	710
Merger related expenses	—	1,010
Other noninterest expense	2,850	2,653
Total noninterest expense	$47,232	$42,637

In 2014 and 2013, our efficiency ratio was 74.8% and 67.5%, respectively. The efficiency ratio was positively impacted in 2013 by the $13.5 million bargain purchase gain on the acquisition of First Community Bank of Southwest Florida. Average assets per employee were $6.5 million in 2014 as compared to $5.2 million in 2013, which reflected our continued growth in the balance sheet, while annualized revenue per employee was $319 thousand in 2014 as compared to $332 thousand in 2013, impacted in 2013 by the $13.5 million bargain purchase gain on the acquisition of First Community Bank of Southwest Florida.

Year ended December 31, 2013 compared to year ended December 31, 2012

Noninterest expense increased 25.5% to $42.6 million in 2013 from $34.0 million in 2012, primarily due to a $2.7 million, or 19.1% increase in salaries and employee benefits, a $1.4 million, or 67.8% increase in network services and data processing, a $1.2 million, or 217.3% increase in other real estate owned-valuation allowance expense and a $1.0 million, or 40.2% increase in occupancy expense. The increase in noninterest expense in each of these areas related primarily to our acquisition of First Community Bank of Southwest Florida in 2013 and higher employee, information technology, and occupancy expense in connection with the increased scale of our operations. The increase in network services and data processing was also driven by our focus on development of technology to improve productivity and enhance customer experience. The increase in valuation allowance expense was driven by the revaluation of foreclosed properties we held. Advertising expense increased 20.9% to $3.4 million in 2013 from $2.8 million in 2012, as we continued to establish new partnerships with local sports teams in an effort to differentiate us from our competitors.

The following table sets forth the components of noninterest expense for the periods indicated:

	Year Ended December 31,
	2013	2012
	(in thousands)
Salaries and employee benefits	$17,015	$14,281
Occupancy expense	3,630	2,590
Furniture and equipment	1,841	1,567
Regulatory assessments	1,096	798
Network services and data processing	3,402	2,027
Printing and office supplies	481	398
Postage and delivery	256	221
Advertising and promotion	3,422	2,830
Other real estate owned related expense	2,163	1,495
Other real estate owned—valuation allowance expense	1,739	548
Amortization of intangible assets	434	404
Professional fees	2,785	3,106
Loan collection expenses	710	1,051
Merger related expenses	1,010	905
Other noninterest expense	2,653	1,742
Total noninterest expense	$42,637	$33,963

In 2013 and 2012, our efficiency ratio was 67.5% and 77.0%, respectively. The efficiency ratio improved in 2013 primarily due to an increase in net interest income driven by higher average loan balances, and higher noninterest income resulting from the bargain purchase gain on the acquisition of First Community Bank of Southwest Florida. Our average assets per employee and annualized revenue per employee in 2013 were $5.2 million and $332 thousand as compared to $4.6 million and $282 thousand in 2012, primarily due to the growth in average loans in 2013 as compared to 2012 and to a higher bargain purchase gain from the acquisition of First Community Bank of Southwest Florida in 2013.

Income Taxes

The provision for income taxes includes federal and state income taxes. Fluctuations in effective tax rates reflect the effect of the differences in the inclusion or deductibility of certain income and expenses, respectively, for income tax purposes. Our future effective income tax rate will fluctuate based on the mix of taxable and tax-free investments we make and our overall level of taxable income. See the notes to our consolidated financial statements for additional information about the calculation of income tax expense and the various components thereof.

Six-month period ended June 30, 2015 compared to six-month period ended June 30, 2014

In the six-month period ended June 30, 2015, we recorded income tax expense of $5.3 million (an effective income tax rate of 39.9%), compared to income tax expense of $1.8 million (an effective income tax rate of 39.8%) in the six-month period ended June 30, 2014. The increase in income tax expense was due primarily to our greater income before taxes and included a $163 thousand tax adjustment made in connection with our recently concluded 2012-2013 IRS tax audit.

Year ended December 31, 2014 compared to year ended December 31, 2013

In 2014, we recorded income tax expense of $4.7 million, compared to income tax expense of $7.7 million in 2013. The decrease in income tax expense was due primarily to our lower income before taxes. The effective income tax rate was 40.9% for 2014, higher than the effective tax rate of 39.0% for 2013 mainly due to our nondeductible expenses representing a larger share of pre-tax income in 2014. As of December 31, 2014, the Company had Federal and state net operating loss carryforwards of approximately $3.8 million and $7.8 million, respectively. The Federal and state carryforwards begin to expire in 2029.

Year ended December 31, 2013 compared to year ended December 31, 2012

In 2013, we recorded income tax expense of $7.7 million, compared to income tax benefit of $2.3 million in 2012. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 2012, management determined that the previously recognized valuation allowance was not necessary given recent profitability and growth. Because management concluded that it was more likely than not that the net deferred tax asset would be realized, the valuation allowance was reversed in 2012. This reversal reduced income taxes by $4.4 million in 2012.

Net Income

We evaluate our net income using the common industry ratio, ROAA, which is equal to net income for the period annualized, divided by the daily average of total assets for the period. We also use ROAE, which is equal to net income for the period annualized, divided by the daily average of total stockholders’ equity for the period.

Six-month period ended June 30, 2015 compared to six-month period ended June 30, 2014

In the six-month period ended June 30, 2015, our net income of $7.9 million, or $0.49 basic and diluted net income per common share, represented an ROAA of 1.00% and an ROAE of 8.37%. Our average equity-to-assets ratio (average equity divided by average total assets) in the six-month period ended June 30, 2015 was 11.96%. In comparison, in the six-month period ended June 30, 2014, our net income of $2.8 million, or $0.21 basic and diluted net income per common share, represented an ROAA of 0.40% and an ROAE of 4.14%. Our average equity-to-assets ratio in the six-month period ended June 30, 2014 was 9.56%.

Year ended December 31, 2014 compared to year ended December 31, 2013

In 2014, our net income of $6.7 million, or $0.48 basic and diluted net income per common share, represented an ROAA of 0.46% and an ROAE of 4.36%. Our average equity-to-assets ratio in 2014 was 10.54%. For 2013, our net income of $12.0 million, or $1.08 basic and diluted net income per common share, represented an ROAA of 1.08% and an ROAE of 11.43%. Our average equity-to-assets ratio in 2013 was 9.47%.

Year ended December 31, 2013 compared to year ended December 31, 2012

In 2013, our net income of $12.0 million, or $1.08 basic and diluted net income per common share, represented an ROAA of 1.08% and an ROAE of 11.43%. Our equity-to-assets ratio in 2013 was 9.47%. For 2012, our net income of $13.1 million, or $1.29 basic and $1.28 diluted net income per common share, represented an ROAA of 1.50% and an ROAE of 15.63%. Our equity-to-assets ratio in 2012 was 9.61%.

Financial Condition

Our assets totaled $1.678 billion, $1.537 billion and $1.323 billion as of June 30, 2015, December 31, 2014 and December 31, 2013, respectively. Loans receivable, net as of June 30, 2015, December 31, 2014 and December 31, 2013, were $1.348 billion, $1.179 billion and $1.047 billion, respectively. Total deposits were $1.216 billion, $1.168 billion and $1.041 billion as of June 30, 2015, December 31, 2014 and December 31, 2013, respectively. Total liabilities, consisting of deposits, FHLB advances, other borrowings, and other liabilities totaled $1.483 billion, $1.350 billion and $1.202 billion as of June 30, 2015, December 31, 2014 and December 31, 2013, respectively. The increases in total assets, loans receivable, net, deposits and liabilities in 2015 were primarily due to organic growth.

Stockholders’ equity was $194.6 million, $186.6 million and $121.8 million as of June 30, 2015, December 31, 2014 and December 31, 2013, respectively. The increase in stockholders’ equity was due to $7.9 million of net income earned during the six-month period ended June 30, 2015.

Loans

Our loan portfolio is our primary earning asset. Our strategy is to grow the loan portfolio by originating commercial and consumer loans that we believe to be of high quality, that comply with our credit policies and that produce revenues consistent with our financial objectives. We originate SBA loans which may be sold on the secondary market depending on loan terms and market conditions.

Loans by Type

The following table sets forth the carrying amounts of our loan portfolio by type as of the dates indicated.

	As of December 31,
	As of June 30, 2015		2014		2013		2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in thousands, except %)
Loan Type
Real estate:
Residential	$236,708	17.4	$224,416	18.9	$196,238	18.7	$151,650	22.9	$161,172	29.4	$24,483	11.7
Commercial	809,693	59.5	723,577	60.9	636,238	60.4	366,431	55.1	281,451	51.3	143,398	68.4
Construction	152,571	11.2	107,436	9.0	90,974	8.6	59,419	9.0	30,992	5.6	14,373	6.9
Total real estate	1,198,972	88.1	1,055,429	88.8	923,450	87.7	577,500	87.0	473,615	86.3	182,254	87.0
Commercial	77,746	5.7	75,360	6.3	85,511	8.1	66,828	10.1	54,454	9.9	24,590	11.7
Consumer	84,741	6.2	57,733	4.9	44,068	4.2	19,306	2.9	21,012	3.8	2,729	1.3
Total loans	1,361,459	100.0	1,188,522	100.0	1,053,029	100.0	663,634	100.0	549,081	100.0	209,573	100.0
Less:
Net deferred loan fees	(5,599)		(4,142)		(2,880)		(831)		(109)		(97)
Allowance for loan losses	(7,675)		(5,324)		(3,412)		(2,814)		(5,792)		(3,984)
Loans receivable, net	$1,348,185		$1,179,056		$1,046,737		$659,989		$543,180		$205,492

 As of June 30, 2015 and December 31, 2014, 2013, 2012, 2011 and 2010, 88.1%, 88.8%, 87.7%, 87.0%, 86.3% and 87.0%, respectively, of the total loan portfolio was collateralized by commercial and residential real estate mortgages.

Loan Maturity and Sensitivities

The following tables show the contractual maturities of our loan portfolio at the dates indicated. Loans with scheduled maturities are reported in the maturity category in which the payment is due. Demand loans with no stated maturity and overdrafts are reported in the “due in 1 year or less” category. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. The tables do not include prepayment or scheduled principal repayments.

	Due in 1 Year of Less	Due in 1 to 5 Years	Due After 5 Years	Total
	(in thousands)
Loan Type
As of June 30, 2015
Real estate:
Residential	$24,055	$72,337	$140,316	$236,708
Commercial	125,366	384,202	300,125	809,693
Construction	41,029	77,134	34,408	152,571
Total real estate	190,450	533,673	474,849	1,198,972
Commercial	17,098	37,281	23,367	77,746
Consumer	3,747	73,980	7,014	84,741
Total loans	$211,295	$644,934	$505,230	$1,361,459

	Due in 1 Year of Less	Due in 1 to 5 Years	Due After 5 Years	Total
	(in thousands)
Loan Type
As of December 31, 2014
Real estate:
Residential	$21,030	$76,262	$127,124	$224,416
Commercial	91,071	368,497	264,009	723,577
Construction	22,140	51,022	34,274	107,436
Total real estate	134,241	495,781	425,407	1,055,429
Commercial	20,325	32,425	22,610	75,360
Consumer	1,279	42,108	14,346	57,733
Total loans	$155,845	$570,314	$462,363	$1,188,522

The following tables present the sensitivities to changes in interest rates of our portfolio at the dates indicated:

	Fixed Interest Rate	Variable Interest Rate	Total
	(in thousands)
Loan Type
As of June 30, 2015
Real estate:
Residential	$62,029	$174,679	$236,708
Commercial	314,027	495,666	809,693
Construction	51,808	100,673	152,571
Total real estate	427,864	771,108	1,198,972
Commercial	34,318	43,428	77,746
Consumer	38,167	46,574	84,741
Total loans	$500,349	$861,110	$1,361,459

	Fixed Interest Rate	Variable Interest Rate	Total
	(in thousands)
Loan Type
As of December 31, 2014
Real estate:
Residential	$63,395	$161,021	$224,416
Commercial	306,928	416,649	723,577
Construction	31,569	75,867	107,436
Total real estate	401,892	653,537	1,055,429
Commercial	37,312	38,048	75,360
Consumer	10,522	47,211	57,733
Total loans	$449,726	$738,796	$1,188,522

As part of our asset/liability management strategy, we rarely offer fixed-rate loans with maturity above five years. As of June 30, 2015, less than 3.0% of our total loans (and 1.6% of the loans in our originated loan portfolio) are fixed-rate with a maturity over 5 years. As of June 30, 2015, 63.2% of our total loans (and 60.7% of the loans in our originated loan portfolio) is made up of variable-rate loans. The fixed-rate portion of our originated portfolio has a weighted average time to maturity of 3.0 years. The following table presents the contractual maturities of our loan portfolio at the dates indicated, segregated into fixed and variable interest rate loans as of June 30, 2015:

	Fixed Interest Rate	Variable Interest Rate	Total
	(in thousands)
As of June 30, 2015
Maturity
One year or less	$75,350	$135,945	$211,295
One to five years	390,308	254,626	644,934
More than five years	34,691	470,359	505,230
Total loans	$500,349	$861,110	$1,361,459

Loan Growth

We monitor new loan production by loan type, borrower type, market and profitability. Our operating strategy focuses on growing assets by originating commercial and consumer loans that we believe to be of high quality. For the six-month period ended June 30, 2015, we originated a total of $353.4 million of new loans, including $303.4 million of real estate loans ($33.6 million, $145.0 million and $124.8 million of which were residential, commercial and construction real estate loans, respectively), $20.3 million of commercial loans, and $29.8 million of consumer loans. As of June 30, 2015, the average loan size in our originated portfolio was $1.0 million. For the six-month period ended June 30, 2014, we originated a total of $208.2 million of new loans, including $182.3 million of real estate loans ($20.1 million, $96.2 million and $66.0 million of which were residential, commercial and construction real estate loans, respectively), $21.7 million of commercial loans, and $4.2 million of consumer loans.

	Six-month period ended June 30, 2015		Six-month period ended June 30, 2014
	Amount	% of Total	Amount	% of Total
	(in thousands, except %)
New Originations by Loan Type
Real estate:
Residential	$33,607	9.5	$20,108	9.7
Commercial	144,993	41.1	96,229	46.2
Construction	124,807	35.3	66,012	31.7
Total real estate	303,407	85.9	182,349	87.6
Commercial	20,253	5.7	21,650	10.4
Consumer	29,786	8.4	4,223	2.0
Total loans	$353,446	100.0	$208,222	100.0

The total loan origination amount in the six-month period ended June 30, 2015 reflected strong organic growth across our markets.

In addition to growing organically, our acquisition strategy, which has focused on acquiring banks in Florida regional markets, has resulted in an increase in the number and balance of loans outstanding after each transaction. Subsequently, these balances decline as these loans mature and are paid down. These acquired loans were recorded at their fair value, such that there was no carryover of the allowance for loan losses. As of June 30, 2015 and December 31, 2014, the breakdown of our portfolio by originating bank was as follows:

	As of June 30, 2015
	Amount	% of Total
	(in thousands, except %)
Originating Bank
C1 Bank	$1,046,227	76.9
Community Bank of Manatee	58,325	4.3
First Community Bank of America	124,042	9.1
The Palm Bank	21,921	1.6
First Community Bank of Southwest Florida	110,944	8.1
Total loans	$1,361,459	100.0

	As of December 31, 2014
	Amount	% of Total
	(in thousands, except %)
Originating Bank
C1 Bank	$840,275	70.7
Community Bank of Manatee	64,121	5.4
First Community Bank of America	136,476	11.5
The Palm Bank	24,073	2.0
First Community Bank of Southwest Florida	123,577	10.4
Total loans	$1,188,522	100.0

Asset Quality

In order to operate with a sound risk profile, we have focused on originating loans we believe to be of high quality and disposing of nonperforming assets as rapidly as possible.

For certain acquired loans, there was evidence at acquisition of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The unpaid principal balance and carrying amount of these purchased credit impaired loans at June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015	December 31, 2014
Unpaid principal balance	$36,841	$38,831
Carrying amount, net of allowance of $53 and $92	25,935	28,081

Accretable yield, or income expected to be collected was $2.1 million and $2.4 million at June 30, 2015 and December 31, 2014, respectively.

Foreign Outstandings to Brazil

We have made commercial loans to three Brazilian corporations, which at June 30, 2015 and December 31, 2014 exceeded 1% of our total assets. These loans to the three Brazilian borrowers are secured by collateral outside of the U.S., and had aggregate outstanding balances at June 30, 2015 and December 31, 2014, of $41.9 million and $44.0 million, representing 2.5% and 2.9% of our total assets, respectively. Loans to foreign borrowers are made in accordance with our credit policy and procedures. Two of the loans are secured by a first lien on farmland appraised at $56.8 million, of which we are entitled to 50.9%, as the collateral is shared on a first lien basis with another bank. The three main parcels (representing 83% of this collateral pool) were appraised during 2014, and the rest in 2012. Another loan is secured by a first lien on farmland appraised at $50.7 million during 2015 and the final loan is secured by closely held stock. The Brazilian economy is experiencing negative growth, a material decline in the value of its currency, increasing rates of inflation, growing unemployment and higher interest rates; the country is at risk of downgrade by the rating agencies to junk status. These macroeconomic trends coupled with a growing corruption scandal involving the government, state-owned enterprises and some of the largest private corporations have placed significant stress on the Brazilian economy and may affect the ability of our borrowers to repay their loans and the value of our underlying collateral. The substantial size of each of these individual relationships could, if unpaid, materially adversely affect our earnings and capital. These three borrowers are not affiliates of our controlling stockholders and the loans were not made in consideration of our relationship with our controlling stockholders. We are not actively seeking additional loans with collateral in Brazil.

Nonperforming Assets

Our nonperforming loans consist of loans that are on nonaccrual status, including nonperforming troubled debt restructurings. Loans graded as substandard but still accruing, which may include loans restructured as troubled debt restructurings, are considered impaired and classified substandard. Troubled debt restructurings include loans on which we have granted a concession on the interest rate or original repayment terms due to financial difficulties of the borrower.

We generally place loans on nonaccrual status when they become 90 days or more past due, unless they are well secured and in the process of collection. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When a loan is placed on nonaccrual status, any interest previously accrued but not collected, is reversed from income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of June 30, 2015 and December 31, 2014, there were $17.5 million and $20.9 million, respectively, in nonperforming loans. If such nonperforming loans would have been current during the six-month period ended June 30, 2015, the year ended December 31, 2014 and the six-month period ended June 30, 2014, we would have recorded an additional $478 thousand, $1.1 million and $568 thousand of interest income, respectively. No interest income from nonperforming loans was recognized for the six-month period ended June 30, 2015, the year ended December 31, 2014 and the six-month period ended June 30, 2014.

As of June 30, 2015 and December 31, 2014, we had no accruing loans that were contractually past due 90 days or more as to principal and interest, and as of both of these dates, we had two troubled debt restructurings totaling $891 thousand and $906 thousand, respectively.

Accounting standards require the Bank to identify loans, where full repayment of principal and interest is doubtful, as impaired loans. These standards require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan’s effective interest rate, or by using the observable market price of the loan or the fair value of the underlying collateral if the loan is collateral dependent. We have implemented these standards in our monthly review of the adequacy of the allowance for loan losses, and identify and value impaired loans in accordance with guidance on these standards. As part of the review process, the Bank also identifies loans classified as special mention, which have a potential weakness that deserves management’s close attention.

Loans totaling $25.2 million were classified substandard under the Bank’s policy at June 30, 2015, while loans totaling $28.3 were classified substandard under the Bank’s policy at December 31, 2014. The decrease in June 30, 2015 when compared to December 31, 2014 was mainly due to the work out of substandard loans as the Bank focuses its efforts in resolving nonperforming assets through foreclosure. The following tables set forth information related to the credit quality of our loan portfolio at June 30, 2015 and December 31, 2014:

	Pass	Special Mention	Substandard	Total
	(in thousands)
Loan Type
As of June 30, 2015
Real estate:
Residential	$228,959	$2,349	$5,400	$236,708
Commercial	776,872	15,415	17,406	809,693
Construction	150,764	1,090	717	152,571
Total real estate	1,156,595	18,854	23,523	1,198,972
Commercial	75,794	403	1,549	77,746
Consumer	84,534	53	154	84,741
Total loans	$1,316,923	$19,310	$25,226	$1,361,459

	Pass	Special Mention	Substandard	Total
	(in thousands)
Loan Type
As of December 31, 2014
Real estate:
Residential	$215,998	$2,405	$6,013	$224,416
Commercial	686,197	17,960	19,420	723,577
Construction	105,027	1,357	1,052	107,436
Total real estate	1,007,222	21,722	26,485	1,055,429
Commercial	73,321	311	1,728	75,360
Consumer	57,568	61	104	57,733
Total loans	$1,138,111	$22,094	$28,317	$1,188,522

Real estate we have acquired through bank acquisitions or as a result of foreclosure is classified as OREO until sold. Our policy is to initially record OREO at fair value less estimated costs to sell at the date of foreclosure. After foreclosure, other real estate is carried at the lower of the initial carrying amount (fair value less estimated costs to sell or lease), or at the value determined by subsequent appraisals of the other real estate. Subsequent decreases in value are booked as other real estate owned—valuation allowance expense in the income statement. We held $27.7 million of OREO as of June 30, 2015, a decline of $7.2 million from the $34.9 million as of December 31, 2014, mainly due to sales. Our ratio of total nonperforming assets to total assets improved to 2.69% at June 30, 2015 from 3.63% at December 31, 2014, primarily due to the decline in OREO.

The following table sets forth certain information on nonperforming loans and OREO, the ratio of such loans and OREO to total assets as of the dates indicated, and certain other related information.

	As of June 30,	As of December 31,
	2015	2014	2013	2012	2011	2010
	(in thousands, except %)
Total nonperforming loans	$17,458	$20,894	$23,782	$23,315	$24,187	$8,466
OREO	27,686	34,916	41,049	19,027	14,338	3,347
Total nonperforming loans as a percentage of total loans	1.28%	1.76%	2.26%	3.51%	4.40%	4.04%
Total nonperforming assets as a percentage of total assets	2.69%	3.63%	4.90%	4.51%	5.28%	4.28%
Total accruing loans over 90 days delinquent as a percentage of total assets	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Loans restructured as troubled debt restructurings	$891	$906	$980	$2,124	$2,952	$3,743
Troubled debt restructurings as a percentage of total loans	0.07%	0.08%	0.09%	0.32%	0.54%	1.79%

Allowance for Loan Losses

The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level to absorb probable incurred losses in the loan portfolio at the balance sheet date and that, in management’s judgment, is appropriate under GAAP. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity. Among the material estimates required to establish the allowance are loss exposure at default, the amount and timing of future cash flows on impacted loans, value of collateral, and determination of the loss factors to be applied to the various elements of the portfolio.

Our allowance for loan losses consists of two components. The first component is allocated to individually evaluated loans found to be impaired and is calculated in accordance with ASC 310. The second component is allocated to all other loans that are not individually identified as impaired pursuant to ASC 450 (“nonimpaired loans”). This component is calculated for all nonimpaired loans on a collective basis in accordance with ASC 450. For additional discussion on our calculation of allowance for loan losses, see “—Critical Accounting Policies and Estimates—Allowance for Loan Losses.”

The non-performing loans related to acquired banks were marked to market and recorded at fair value at acquisition with no carryover of the allowance for loan losses. Therefore, our allowance for loan losses mainly reflects the general component allowance for performing loans originated by C1 Bank.

Our allowance for loan losses was allocated as follows as of the dates indicated in the table below.

			As of December 31,
	As of June 30, 2015		2014		2013		2012		2011		2010
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(in thousands, except %)
Loan Type
Real estate:
Residential	$1,319	17.4	$820	18.9	$439	18.7	$523	22.9	$1,455	29.4	$268	11.7
Commercial	4,477	59.5	3,423	60.9	1,860	60.4	1,337	55.1	1,969	51.3	1,929	68.4
Construction	800	11.2	416	9.0	241	8.6	251	9.0	1,233	5.6	621	6.9
Total real estate	6,596	88.1	4,659	88.8	2,540	87.7	2,111	87.0	4,657	86.3	2,818	87.0
Commercial	530	5.7	373	6.3	537	8.1	399	10.1	885	9.9	1,117	11.7
Consumer	549	6.2	292	4.9	335	4.2	304	2.9	250	3.8	49	1.3
Total loans	$7,675	100.0	$5,324	100.0	$3,412	100.0	$2,814	100.0	$5,792	100.0	$3,984	100.0

The following table sets forth certain information with respect to activity in our allowance for loan losses during the periods indicated:

	Six-month	Year Ended December 31,
	period ended June 30, 2015	2014	2013	2012	2011	2010
	(in thousands, except %)
Allowance for loan loss at beginning of period	$5,324	$3,412	$2,814	$5,792	$3,984	$6,451
Charge-offs:
Residential real estate	-	(304)	(506)	(3,094)	(927)	(133)
Commercial real estate	(1)	(430)	(940)	(752)	(939)	(2,839)
Construction	-	(51)	(120)	(1,763)	(29)	(1,000)
Commercial	(66)	(4,163)	(918)	(965)	(438)	(298)
Consumer	(6)	(347)	(180)	(240)	(179)	(18)
Total charge-offs	(73)	(5,295)	(2,664)	(6,814)	(2,512)	(4,288)
Recoveries:
Residential real estate	222	1,100	1,012	347	547	42
Commercial real estate	145	351	181	268	394	23
Construction	92	472	317	422	112	282
Commercial	445	414	330	355	352	48
Consumer	53	56	204	86	69	—
Total recoveries	957	2,393	2,044	1,478	1,474	395
Net charge-offs (recoveries)	884	(2,902)	(620)	(5,336)	(1,038)	(3,893)
Provision for loan losses	1,467	4,814	1,218	2,358	2,846	1,426
Allowance for loan loss at end of period	$7,675	$5,324	$3,412	$2,814	$5,792	$3,984
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	(0.14)%	0.27%	0.08%	0.88%	0.26%	2.06%
Allowance for loan loss as a percentage of total loans at end of period	0.56%	0.45%	0.32%	0.42%	1.05%	1.90%
Allowance for loan loss as a percentage of nonperforming loans	43.96%	25.48%	14.35%	12.07%	23.95%	47.06%

As a result of our acquisition strategy, we acquired the right to seek deficiency judgments resulting from defaulted loans from our acquired banks (including loans that defaulted before the acquisitions). We have actively pursued recovery of these deficiency amounts. This strategy has resulted in recoveries of $957 thousand and $1.2 million in the six-month periods ended June 30, 2015 and June 30, 2014, respectively.

Deposits

We monitor deposit growth by account type, market and rate. We seek to fund asset growth primarily with low-cost customer deposits in order to maintain a stable liquidity profile and net interest margin. Total deposits as of June 30, 2015 and December 31, 2014 were $1.216 billion and $1.168 billion, respectively. Our growth in deposits during the first half of 2015 was due primarily to our organic growth efforts by our banking centers and marketing team to expand our client reach, including the opening of our branches in Tampa and Doral during 2015.

The following table sets forth the distribution by type of our deposit accounts for the dates indicated.

	As of June 30,		As of December 31
	2015		2014		2013		2012
	Amount	% of Total Deposits	Amount	% of Total Deposits	Amount	% of Total Deposits	Amount	% of Total Deposits
	(in thousands, except %)
Deposit Type
Non-interest-bearing demand	$322,173	26.5	$278,543	23.9	$194,383	18.7	$108,862	14.3
Interest-bearing demand	148,724	12.2	140,598	12.0	138,765	13.3	131,562	17.3
Money market and savings	483,157	39.7	435,105	37.3	362,591	34.8	277,775	36.6
Time	261,934	21.6	313,256	26.8	345,304	33.2	241,842	31.8
Total deposits	$1,215,988	100.0	$1,167,502	100.0	$1,041,043	100.0	$760,041	100.0
Time Deposits
0.00-0.50%	$44,729	17.1	$25,294	8.1	$37,201	10.8	$29,760	12.3
0.51-1.00%	57,861	22.1	77,480	24.7	94,229	27.3	54,237	22.4
1.01-1.50%	110,670	42.2	160,808	51.3	159,770	46.3	86,992	36.0
1.51-2.00%	26,360	10.1	27,813	8.9	23,652	6.8	28,963	12.0
2.01-2.50%	15,261	5.8	11,160	3.6	15,595	4.5	21,098	8.7
Above 2.50%	7,053	2.7	10,701	3.4	14,857	4.3	20,792	8.6
Total time deposits	$261,934	100.0	$313,256	100.0	$345,304	100.0	$241,842	100.0

The following tables set forth our time deposits segmented by months to maturity and deposit amount:

	As of June 30, 2015
	Time Deposits of $100 and Greater	Time Deposits of Less Than $100	Total
	(Dollars in thousands)
Months to maturity:
Three or less	$9,211	$27,668	$36,879
Over Three to Six	16,057	13,710	29,767
Over Six to Twelve	19,593	19,383	38,976
Over Twelve	84,247	72,065	156,312
Total	$129,108	$132,826	$261,934

	As of December 31, 2014
	Time Deposits of $100 and Greater	Time Deposits of Less Than $100	Total
	(Dollars in thousands)
Months to maturity:
Three or less	$48,262	$22,535	$70,797
Over Three to Six	33,493	21,831	55,324
Over Six to Twelve	22,783	25,137	47,920
Over Twelve	79,180	60,035	139,215
Total	$183,718	$129,538	$313,256

As of June 30, 2015 and December 31, 2014, we had brokered deposits of $53.7 million and $17.0 million, respectively.

Investment Securities

We did not carry any balance of investment securities as of June 30, 2015 and December 31, 2014 due to our decision to sell the entirety of our securities available for sale portfolio in 2013. This decision was based on our assessment that improving economic conditions could begin to put upward pressure on interest rates, which prompted us to redeploy these assets into loans.

Borrowings

Deposits are the primary source of funds for our lending activities and general business purposes; however, we may obtain advances from the FHLB, purchase federal funds, and engage in overnight borrowing from the Federal Reserve, correspondent banks, or by entering into client purchase agreements. We also use these sources of funds as part of our asset/liability management process to control our long-term interest rate risk exposure, even if it may increase our short-term cost of funds. This may include match funding of fixed-rate loans. Our level of short-term borrowings can fluctuate on a daily basis depending on funding needs and the source of funds to satisfy the needs. As of June 30, 2015, we had $261.0 million outstanding in advances from the FHLB with the following average rates and maturities:

	As of June 30, 2015
	Amount	% of total	Average rate (%)
Maturity year:
2015	$17,000	6.5	1.07%
2016	32,000	12.3	1.66%
2017	12,000	4.6	2.13%
2018	45,000	17.2	1.52%
2019	45,000	17.2	1.98%
2020	85,000	32.7	1.85%
2023	10,000	3.8	2.70%
2025	15,000	5.7	2.54%
Total	$261,000	100.0	1.83%

Bank Owned Life Insurance

As of June 30, 2015 and December 31, 2014, we maintained investments in bank-owned life insurance of $42.7 million and $43.9 million, respectively, $35.0 million of which was purchased during December 2014. The purchase allowed us to deploy excess cash, has enhanced noninterest income and offset the rising costs of employee benefits. Included in the balance at June 30, 2015 and December 31, 2014 was $7.5 million and $8.9 million, respectively, relating to policies on former officers of an acquired bank, $1.5 million of which was surrendered in the second quarter of 2015. During the second quarter of 2015, we sent surrender notices for the remaining $7.5 million acquired polices. We expect to receive the proceeds within six to twelve months, at which time we will use these proceeds to increase the investment in the BOLI purchased during December 2014.

Liquidity and Capital Resources

Liquidity Management

We are expected to maintain adequate liquidity at the Bank. Liquidity refers to our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. We manage liquidity based upon policy limits set by the board of directors and cash flow modeling. To maintain adequate liquidity, we also monitor indicators of potential liquidity risk, utilize cash flow projection models to forecast liquidity needs, model liquidity stress scenarios and develop contingency plans, and identify alternative back-up sources of liquidity. The liquidity reserve may consist of cash on hand, cash on demand in deposits with correspondent banks, cash equivalents such as federal funds sold, United States securities or securities guaranteed by the United States, and other investments. In addition, we have a fed funds line of $25 million with our correspondent bank and available borrowing capacity with the FHLB based upon on our collateral position. We believe that the sources of available liquidity are adequate to meet all reasonably immediate short-term and intermediate-term demands.

As of June 30, 2015, we held cash equal to 13.4% of total deposits and borrowings due in less than 12 months, which represented approximately $5.6 million of liquidity in excess of our target.

We intend to use our current excess liquidity and capital for general corporate purposes, including loan growth as well as opportunistic acquisitions.

Capital Management

We manage capital to comply with our internal planning targets and regulatory capital standards. We review capital levels on a monthly basis. We evaluate a number of capital ratios, including regulatory capital ratios required by the federal banking agencies such as Tier 1 capital to risk-weighted assets and Tier 1 capital to average total adjusted assets (the leverage ratio).

As of June 30, 2015 and December 31, 2014, we had an equity-to-assets ratio of 11.60% and 12.15%, respectively. As of June 30, 2015 and December 31, 2014, we had a Tier 1 capital to risk-weighted assets ratio of 13.08% and 14.33%, respectively, and a Tier 1 leverage ratio of 12.01% and 11.95%, respectively. The regulatory capital ratios as of June 30, 2015 were calculated under Interim Final Basel III rules and the regulatory capital ratios as of December 31, 2014 were calculated under Basel I rules. There is no threshold for well-capitalized status for bank holding companies.

As of June 30, 2015 and December 31, 2014, the regulatory capital ratios exceeded the required minimums, as seen in the table below:

	Actual		Required for Capital Adequacy Purposes		Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)
	(in thousands, except %)
June 30, 2015
Total capital to risk-weighted assets	$201,591	13.60	$118,616	8.0	N/A	N/A
Tier 1 capital to risk-weighted assets	193,915	13.08	88,962	6.0	N/A	N/A
Common equity tier 1 capital to risk-weighted assets	193,915	13.08	66,721	4.5	N/A	N/A
Tier 1 leverage ratio	193,915	12.01	64,593	4.0	N/A	N/A
December 31, 2014					N/A	N/A
Total capital to risk-weighted assets	$190,712	14.74	$103,532	8.0	N/A	N/A
Tier 1 capital to risk-weighted assets	185,388	14.33	51,766	4.0	N/A	N/A
Tier 1 leverage ratio	185,388	11.95	62,049	4.0	N/A	N/A
December 31, 2013					N/A	N/A
Total capital to risk-weighted assets	$124,020	10.97	$90,407	8.0	N/A	N/A
Tier 1 capital to risk-weighted assets	120,008	10.62	45,203	4.0	N/A	N/A
Tier 1 leverage ratio	120,008	9.36	51,292	4.0	N/A	N/A

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk Management

Interest rate risk management is carried out through our directors’ asset/liability committee (“ALCO”) & investments committee, which consists of certain directors and our Chief Executive Officer, supported by our Chief Financial Officer, business unit heads and certain other officers. To manage interest rate risk, our board of directors has established quantitative and qualitative guidelines with respect to our net interest income exposure and how interest rate shocks affect our financial performance. Consistent with industry practice, we measure interest rate risk by utilizing the concept of economic value of equity, which is the intrinsic value of assets, less the intrinsic value of liabilities. Economic value of equity does not take into account management intervention and assumes the change is instantaneous. Further, economic value of equity only evaluates risk to the current balance sheet. Therefore, in addition to this measurement, we also evaluate and consider the impact of interest rate shocks on other business factors, such as forecasted net interest income for subsequent years. In both cases, sensitivity is measured versus a base case, which assumes the forward curve for interest rates as of the balance sheet date.

Management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects minus 400, minus 300, minus 200, minus 100, 0, plus 100, plus 200, plus 300 and plus 400 basis point changes to evaluate our interest rate sensitivity and to determine whether specific action is needed to improve the current structure, either through economic hedges and matching strategies or by utilizing derivative instruments. In the current interest rate environment, management believes the minus 200, minus 300 and minus 400 basis point scenarios are highly unlikely.

Based upon the current interest rate environment, as of June 30, 2015 and December 31, 2014, our sensitivity to interest rate risk based on a static scenario, assuming no change in asset and liability balances, was as follows:

As of June 30, 2015
Interest Rate	Next 12 Months Net Interest Income		Economic Value of Equity
Change in Basis Points	$ Change	% Change	$ Change	% Change
	(in millions, except %)
(400)	$(7.4)	(10.5)	$(43.7)	(18.4)
(300)	(6.5)	(9.2)	(32.6)	(13.7)
(200)	(4.0)	(5.7)	(19.7)	(8.3)
(100)	(1.7)	(2.4)	(7.2)	(3.0)
0	—	—	—	—
100	3.2	4.6	7.1	3.0
200	6.9	9.9	12.9	5.4
300	10.7	15.2	17.9	7.5
400	14.5	20.6	22.1	9.3

As of December 31, 2014
Interest Rate	Next 12 Months Net Interest Income		Economic Value of Equity
Change in Basis Points	$ Change	% Change	$ Change	% Change
	(in millions, except %)
(400)	$(5.3)	(8.6)	$(38.5)	(18.5)
(300)	(4.7)	(7.7)	(35.2)	(16.9)
(200)	(2.6)	(4.2)	(25.1)	(12.1)
(100)	(0.4)	(0.7)	(9.6)	(4.6)
0	—	—	—	—
100	2.2	3.6	4.5	2.2
200	4.6	7.5	7.4	3.5
300	7.1	11.5	9.9	4.7
400	9.5	15.5	11.7	5.6

We used many assumptions to calculate the impact of changes in interest rates on our portfolio, and actual results may not be similar to projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. Actual results may also differ due to our actions, if any, in response to the changing rates.

In the event the model indicates an unacceptable level of risk, we may take a number of actions to reduce this risk, including adjusting the maturity and/or rate sensitivity of our borrowings, changing our loan portfolio strategy or entering into hedging transactions, among others. As of June 30, 2105, we were in compliance with all of the limits and policies established by management.

Inflation Risk Management

Inflation has an important impact on the growth of total assets in the banking industry and creates a need to increase equity capital to higher than normal levels in order to maintain an appropriate equity-to-assets ratio. We cope with the effects of inflation by managing our interest rate sensitivity position through our asset/liability management program, and by periodically adjusting our pricing of services and banking products to take into consideration current costs.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements and contractual obligations at June 30, 2105 and December 31, 2014 are summarized in the table that follows:

	Amount of Commitment Expiration Per Period as of June 30, 2015
	Total Amounts Committed	One Year or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years
	(in thousands)

Unused lines of credit	$48,123	$9,378	$18,622	$3,096	$17,027
Standby letters of credit	2,290	2,116	73	101	—
Commitments to fund loans	187,464	27,139	91,655	29,802	38,868
Total	$237,877	$38,633	$110,350	$32,999	$55,895

	Amount of Commitment Expiration Per Period as of December 31, 2014
	Total Amounts Committed	One Year or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years
	(in thousands)

Unused lines of credit	$39,630	$12,808	$10,778	$6,340	$9,704
Standby letters of credit	1,540	—	1,473	67	—
Commitments to fund loans	147,879	17,080	65,402	26,838	38,559
Total	$189,049	$29,888	$77,653	$33,245	$48,263

We are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments largely include commitments to extend credit and standby letters of credit. Total amounts committed under these financial instruments were $237.9 million and $189.0 million as of June 30, 2015 and December 31, 2014, respectively. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss in the event of nonperformance by the other party to financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. We use the same credit policies in making commitments to extend credit and generally use the same credit policies for letters of credit as for on-balance sheet instruments.

Unused lines of credit and commitments to fund loans are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Unused commercial lines of credit, which comprise a substantial portion of these commitments, generally expire within a year from their date of origination. The amount of collateral obtained, if any, by us upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include security interests in business assets, mortgages on commercial and residential real estate, deposit accounts with financial institutions, and securities.

We believe the likelihood of our unused lines of credit and standby letters of credit either needing to be totally funded or funded at the same time is low. However, should significant funding requirements occur, we have cash and available borrowing capacity from various sources to meet these requirements.

Contractual Obligations

In the normal course of business, we have various outstanding contractual obligations that will require future cash outflows. The following table represents the largest contractual obligations as of December 31, 2014:

	As of December 31, 2014
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)

Deposits without stated maturity	$854,246	$854,246	$—	$—	$—
Time deposits	313,256	174,041	112,503	22,498	4,214
FHLB and other borrowings	178,500	34,500	44,000	90,000	10,000
Operating lease obligations	15,724	1,277	1,837	1,512	11,098
Total	$1,361,726	$1,064,064	$158,340	$114,010	$25,312

JOBS Act

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we have elected under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, at June 30, 2015, December 31, 2014 and December 31, 2013, we have adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities. In the event we choose in the future to delay adoption of future accounting pronouncements applicable to public companies, our consolidated financial statements as of a particular date and for a particular period in the future may not be comparable to the financial statements as of such date and for such period of a public company situated similarly to us that is neither an emerging growth company nor an emerging growth company that has opted out of the extended transition period. Such financial statements of the other company may be prepared in conformity with new or revised accounting standards then applicable to public companies, but not to private companies, while, if we are then in the extended transition period, our consolidated financial standards would not be prepared in conformity with such new or revised accounting standards. Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will continue to apply for a period of approximately four years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier.

Business

C1 Bank

Our name expresses our ideals to put our Clients 1st and our Community 1st. We are focused on serving the needs of entrepreneurs, tailoring a wide range of relationship banking services to entrepreneurs and their families, including commercial loans and a full line of depository products. We are based in St. Petersburg, Florida and operate from 31 banking centers and one loan production office on the West Coast of Florida and in Miami-Dade and Orange Counties. We were the sixth fastest growing bank in the United States as measured by asset growth for the five-year period ending June 30, 2014, according to SNL Financial. As of December 31, 2014, we were the 18th largest bank headquartered in the state of Florida by assets and the 16th largest by equity, having grown both organically and through acquisitions, increasing assets from $260 million at December 31, 2009 to $1.7 billion at June 30, 2015.

Why Do Our Clients Bank with Us?

1.	We are a Bank by Entrepreneurs for Entrepreneurs. We believe our team is comprised of people with deep relationships in the communities we serve, with fundamental market and product knowledge and people who can provide sophisticated business advice to Florida’s entrepreneurs. We believe that we care more and that we try harder and that’s why businesses across the state of Florida are switching to C1 Bank. We invest in technology, developing applications to enhance our relationships with our clients and to make us more productive.

2.	We believe we are great at making loans that satisfy the unique needs of our clients. In 2014, we made $489 million in new loan commitments with a focus on businesses and entrepreneurs across the state of Florida. From a $250,000 SBA loan to a $33 million commercial loan—we have the knowledge, sophistication and desire to get deals done quickly and tailor them to meet the specific needs of businesses and entrepreneurs.

3.	We believe our deposit accounts are simple and fair. We offer two types of checking accounts for businesses, depending on their needs. Same for families—two easy choices (plus special accounts for seniors and for students). We have 31 banking centers in eight counties as well as online and mobile banking. We believe our fees are fair when we charge them. We even pay clients $5 per month for the first year they bank with us as opposed to our regional and money-center competitors who often charge $5 per month for checking accounts.

4.	We are committed to the communities we serve. We are the bank of the Tampa Bay Buccaneers, the bank of the Outback Bowl, the bank of the Tampa Bay Rowdies and a corporate partner of the Miami HEAT. We volunteer, we give back, and we are committed to being a good corporate citizen. The design of our banking centers is deliberate—saying something about who we are—modern, technology forward and relevant to the communities we serve.

5.	We believe we treat our people right. Our culture is based on passion—for our clients, for technology, for productivity and for being the best at what we do. In 2014, we announced an industry leading initiative to pay a living wage and full benefits to all of our employees. We believe that we do the right thing by our employees and that this allows us to attract and retain who we believe to be the very best banking employees.

Our History

While the Bank’s charter dates back to 1995, the modern history of the Bank began in December 2009, in the midst of the recession, when four investors, including our President and CEO, Trevor Burgess, made a significant recapitalizing investment in Community Bank of Manatee, a small five-branch traditional community bank based in Bradenton, Florida. These investors led the turnaround and transformation of the Bank by instituting the entrepreneurial and service-based culture the Bank enjoys today, changing the name to C1 Bank, and making the following successful strategic acquisitions of challenged Florida banks:

•	First Community Bank of America. On May 31, 2011, we acquired First Community Bank of America for $10 million in cash, adding approximately $434 million in assets and 11 banking centers, raising our total assets to approximately $750 million and expanding our footprint to 17 locations covering the entire Tampa Bay region.

•	The Palm Bank. On May 31, 2012, we acquired The Palm Bank for $5.5 million in cash, adding approximately $119 million in assets and three banking centers taking us to 21 total locations and expanding our footprint in Tampa.

•	First Community Bank of Southwest Florida. On August 2, 2013, we assumed approximately $241 million in assets and all of the approximately $237 million in deposits of the failed First Community Bank of Southwest Florida from the Federal Deposit Insurance Corporation, or FDIC, as receiver. This transaction raised our total assets to approximately $1.3 billion, total deposits to approximately $1 billion, and total loans to approximately $900 million. Additionally, we acquired all seven of First Community Bank of Southwest Florida’s banking centers to expand our footprint further south on the West Coast of Florida into Fort Myers, Cape Coral and Bonita Springs.

These acquisitions immediately increased our scale and geographic footprint. We were incorporated in the state of Florida in July 2013 and became the holding company of the Bank that same month when the stockholders of the Bank exchanged their shares of common stock in the Bank for shares of our common stock. The stockholders received one share of our common stock for each share of common stock of the Bank that they held. As a result, the Bank’s former stockholders owned all of our shares and the Bank became our wholly owned subsidiary. On December 19, 2013, the Bank’s primary stockholder, CBM, merged with and into us. As part of the merger, the stockholders of CBM received shares of the Company in exchange for their shares of CBM.

On August 14, 2014 we completed our IPO on the New York Stock Exchange under the ticker “BNK.”

Making It Happen at C1 Bank

We have achieved a number of exciting milestones since December 2009, including:

•	growing our total assets from $260 million at December 31, 2009 to $1.7 billion at June 30, 2015, a compound annual growth rate of 40%;

•	growing non-interest-bearing deposits from $17 million at December 31, 2009 to $322 million at June 30, 2015, a compound annual growth rate of 70%, while growing overall deposits from $219 million to $1.2 billion during the same timeframe, with a compound annual growth rate of 37%;

•	growing new loan origination from $202 million in 2012 to $418 million in 2013 to $488.7 million in 2014 and $353 million in the six months ended June 30, 2015, which, combined with acquisitions, allowed us to grow our loans by 21%, 59%, 13% and 14%, respectively, during these periods;

•	capitalizing on the investment of our four lead investors who personally invested nearly $70 million and attracted approximately $35 million of additional capital to support the growth of the Bank prior to the IPO;

•	successful IPO on the New York Stock Exchange completed in August 2014 resulted in net proceeds of $42.3 million to support future growth of the Bank;

•	hiring a differentiated management team with diverse knowledge and prior experience not typically seen at a community bank;

•	expanding into Miami beginning in January 2013 with a loan production office and then, in January 2014, opening our highly publicized first flagship banking center in Miami’s Wynwood Arts District;

•	attracting and retaining the best talent by initiatives such as the community-focused introduction of a living-wage rate of pay for all full-time employees;

•	introducing in April 2015 our C1 Bankmobile, primarily to be used for disaster recovery and community outreach, and at sporting and community events throughout Florida;

•	highlighting the recognition of our President and CEO, Trevor Burgess, who was named the 2013 Ernst & Young Florida Entrepreneur of the Year in the Financial Services Category and Community Banker of the Year by the American Banker Magazine in 2014;

•	establishing C1 Labs, a technology innovation group within the Bank and filing seven patent applications for financial technology products, which we believe will help increase productivity and improve our relationships with our clients;

•	developing a partnership with a third party to offer Smart Loan Express, an inexpensive mobile relationship profitability model for community bankers developed by C1 Labs;

•	winning the Coolest Office Space in Tampa Bay by the Tampa Bay Business Journal in recognition of our open plan, productivity and technology focused headquarters; and

•	opening three branches in Miami-Dade County (Doral, Coral Gables and Miami Beach) and one in Hillsborough since our IPO.

C1 Market Areas

Our banking operations are concentrated in three of the top six MSAs in the Southeast by population and the three largest business markets in Florida: Tampa Bay, Miami-Dade and Orlando. Our Florida market includes our headquarters in St. Petersburg and 31 banking centers and one loan production office which are located in Pinellas, Hillsborough, Lee, Manatee, Charlotte, Miami-Dade, Pasco, Sarasota and Orange counties. We have chosen to operate in these markets because we believe they will continue to exhibit higher growth rates than other markets across the state.

We have successfully executed our growth initiative through strategic acquisitions and organic growth. Our acquisitions of First Community Bank of America (“FCBA”), The Palm Bank and First Community Bank of Southwest Florida strengthened our presence in our existing markets, while growing our franchise in surrounding counties.

Our recent entry into the Miami-Dade market provides us a platform to further expand into this highly populated market, which is home to many small businesses and entrepreneurs. We entered the Miami-Dade market with a loan production office in January 2013 and were able to originate $154 million in loans in our first year. In January 2014, we closed the loan production office and opened our first Miami banking center with a highly differentiated look and feel in Miami’s Wynwood Arts District. In October 2014, we continued our expansion into the Miami-Dade market by opening our Coral Gables banking center. In November 2014, we opened a temporary pop-up branch in Miami Beach in preparation for our full-service branch, which is expected to open across the street in late 2015. In addition, in April 2015, we opened our fourth banking center in the Miami-Dade market located in Doral. Next, we plan to expand to Broward County, with the opening of our first banking center in Fort Lauderdale in late 2015.

We opened a loan production office in Orlando in June 2014 and hired our first full-time commercial lender focused on that market, aiming to replicate our successful Miami strategy. We plan to open our first banking center in Orange County in 2016.

The following table shows demographic information for our market areas and highlights Florida’s rapid growth versus the United States as a whole.

Metropolitan Statistical Area	Total Population 2015 (Actual)	Population Change 2010-2015 (%)	Projected Population Change 2015-2020(%)	Median Household Income 2015 ($)	Projected Household Income Change 2015-2020 (%)
Tampa-St Petersburg-Clearwater	2,919,219	4.89	5.32	45,791	4.07
Cape Coral-Fort Myers	678,670	9.68	8.20	45,927	0.24
North Port-Sarasota-Bradenton	747,155	6.39	6.28	48,427	4.53
Punta Gorda	168,197	5.14	5.53	45,466	4.53
Miami-Fort Lauderdale-West Palm Beach	5,926,167	6.50	6.37	47,423	3.21
Orlando-Kissimmee-Sanford	2,328,788	9.11	7.81	46,254	(0.89)
Florida	19,897,507	5.83	5.88	46,183	3.11
United States	319,459,991	3.47	3.52	53,706	6.68

_______________

Sources: SNL Financial; Bureau of Labor Statistics.

Our Competitive Strengths

Entrepreneurial approach to banking. Entrepreneurial spirit is paramount to our culture. We focus on hiring and training sophisticated bankers who can be trusted advisors to our business clients in stark contrast to what we believe to be the impersonal, transactional approach of many of our competitors. We seek to establish long-term relationships with our clients so that we can customize loans to meet the needs of these entrepreneurs. Fast, local decision making and certainty of execution further differentiate our approach and we believe give us the ability to charge a competitive, yet premium yield on our new loans. By focusing on entrepreneurial clients, we further refine our ability to provide sophisticated and tailored services, which many of our competitors are unable to match. We focus on growing core deposits from businesses and individuals through our extensive banking center network and via our new proprietary technologies, such as our iPad account opening software. At our headquarters we have no individual offices and no secretaries in order to emphasize the importance of productivity, collaboration, speed, the use of technology, and client focus. We have also developed a Management Associate Program in partnership with the University of South Florida to attract and develop the future leaders of the Bank.

Well positioned in a growing and attractive market. The state of Florida is the third largest and fourth fastest growing state in the United States based on population. Its population has grown from 12.9 million in 1990 to 19.9 million in 2014 and is expected to approach 21 million by 2020. This growth generates job creation, commercial development and housing starts. Our operations are focused in the Tampa Bay area, with 27 banking centers in seven contiguous counties along the West Coast of Florida. In 2014, we opened Wynwood and Coral Gables banking centers and a pop-up branch in Miami Beach, expanding our branch network into Miami-Dade, one of the fastest growing markets in the state. During 2015 we opened our Doral banking center and by the end of 2015 we plan to open our permanent Miami Beach banking center, completing four banking centers in Miami-Dade. We opened a loan production office in Orlando in June 2014 and we plan to open our first banking center in Orange County in 2016.We believe our demonstrated ability to grow successfully and our focus on entrepreneurs will give us a competitive advantage in these growing markets.

Differentiated brand positioning. We actively work to position our brand to attract entrepreneurs in four ways. First, we have been able to capture the press and the public’s attention through an aggressive public relations strategy. Second, we are deeply involved in the communities in which we serve, which increases our local market knowledge, grows our relationships with members of the local business community and increases awareness of our brand. Third, we use sports marketing to entertain thousands of existing and potential clients each year and to increase brand awareness and strengthen relationships with existing and potential clients. Fourth, we are focused on a highly differentiated modern and technology-forward design for our banking centers and our headquarters, which makes us stand out from our more traditional, mahogany-laden competitors.

Long-term risk mitigation focus. Our directors and management have invested a material portion of their net worth in the Bank and as a result are acutely focused on risk mitigation and cost discipline. Our experience of turning around four troubled banks was extremely valuable in developing broad risk-mitigation policies and procedures. Having foreclosed on hundreds of loans, we learned a lot about the mistakes made by banks in Florida. We make many decisions to benefit long-term risk reduction, even at the expense of short-term gain, such as:

•	we seek a lower risk profile by actively managing our assets and liabilities. We focus on limiting fixed-rate loans to five years or less and more than 60% of our loans have some variable rate component. We continue to grow core deposits and use certificates of deposit and Federal Home Loan Bank, or FHLB, borrowings to extend fixed-rate liabilities. For example, our FHLB borrowings have an average weighted maturity of 47 months as of June 30, 2015;

•	we primarily require properly margined real estate to secure our business loans;

•	we have a complete separation between the lending and credit departments with no individual lending authority at the Bank. All loans over $1 million require consensus of all members of our loan committee; and

•	we liquidated our securities portfolio in 2013 to eliminate mark-to-market interest rate risk in a rising rate environment. Our liquidity therefore largely consists of cash, greatly reducing risk while increasing flexibility to fund loan demand.

Innovative approach to technology. We established C1 Labs as a group of bank employees focused on developing proprietary technology to improve our productivity and enhance our client relationships. For example, our iPad account opening software allows our bankers to open accounts more quickly and accurately than the traditional branch-based method. This software and technology also enables us to open accounts at a client’s office or place of business, or at our banking centers, in under three minutes. In addition, we have an internal tool that empowers our client managers to price loans in real time, in field with a pre-approved, risk-adjusted return-on-equity calculator. We believe our technology offers our clients a unique and convenient banking experience that is not available at traditional community banks, which will help drive future loan and deposit growth in the markets we serve.

We have filed seven non-provisional patent applications in the United States and intend to file additional patent applications on these technologies and others we have in development. We recently announced a partnership with a third party to offer Smart Loans Express, an inexpensive mobile relationship profitability model for community bankers to use in the field. We continue to explore the opportunity of licensing these technologies to third parties.

Our Business Strategy

Our strategy is to “care more and try harder.” We strive to enhance stockholder value by:

Growing organically to leverage our brand awareness and expand our loan and deposit market share in Florida, particularly in the high-growth Tampa Bay and Miami-Dade markets by:

•	growing relationships with new clients and enhancing existing relationships by hiring and retaining client managers with deep community ties, deep subject matter expertise and the sophistication to offer valuable business advice and creative solutions to meet the needs of our clients;

•	opening new banking centers including our permanent Miami Beach location and a new one in Broward County by the end of 2015;

•	having opened a loan production office in Orlando in June 2014, expanding into one of the fastest growing markets in Florida and the third largest business market after Miami-Dade and Tampa, with plans for our first banking center in that market to open in 2016; and

•	hiring, training, and equipping best-in-class client managers to serve the needs of Florida’s entrepreneurs.

Increasing profitability and improving efficiency to increase our return on equity and return on assets by:

•	capitalizing on our established infrastructure to realize economies of scale. Our average assets per employee, for example, have grown from $4.6 million in 2012 to $6.5 million in 2014 (a metric we intend to continue to increase). As of June 30, 2015, our average assets per employee totaled $6.6 million;

•	continuing to invest in technology to drive productivity; and

•	resolving problem loans and selling foreclosed-upon property from acquired banks to reduce costs and to allow those assets to be redeployed into profitable new loans. We work to maximize the outcome of these classified assets by focusing on the recovery of all amounts due under the law including through the collection of deficiency judgments.

Completing strategic acquisitions by building on our track record of successfully acquiring and integrating community banks as follows:

•	analyzing opportunities for acquisition, especially FDIC assisted acquisitions located in our target markets outside of the panhandle;

•	targeting community banks in our existing markets or in adjacent growth regions of Florida such as the I-4 corridor, Orlando and south Florida; and

•	using the Wall Street experience and background of our CEO and fellow investors in negotiating and structuring acquisitions to increase the overall value of our franchise.

Our Products and Services

We offer the following services and products:

Deposits. We offer a full range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, savings accounts, individual retirement accounts, and other deposits of various types, ranging from daily money market accounts to longer term certificates of deposit. We seek deposits from residents, businesses and employees of businesses in these markets. The FDIC insures all of our accounts up to the maximum amount permitted by law.

Lending Activities. We utilize deposits, together with borrowings and other sources of funds, to originate and purchase loans. We offer a full range of short and medium-term small business and real estate, commercial and consumer loans. We direct our lending activities primarily to individuals and businesses in the markets where demand for funds falls within the Bank’s legal lending limits and who are potential deposit customers. The following is a description of each of the major categories of loans that we make:

Real Estate Loans. Real estate loans consist of the following:

•	Residential Real Estate Loans. We make residential real estate loans to qualified individuals for the purchase of existing single-family residences in our markets. We make these loans in accordance with our appraisal policy and real estate lending policy, which detail maximum loan to value ratios and maturities. We believe that these loan to value ratios are sufficient to compensate us for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market. Starting in 2014, we decided to retain all residential real estate loans in our portfolio and currently only offer a 5/1 ARM product.

•	Commercial Real Estate Loans. Commercial real estate loans consist of loans to developers of both commercial and residential properties. We manage credit risk associated with these loans by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. Risks associated with commercial real estate loans include the general risk of the failure of the commercial borrower, which are different for each type of business and commercial entity. We evaluate each business on an individual basis and attempt to determine such business’ risks and credit profile. We attempt to reduce credit risks in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, generally does not exceed limits set by law and regulation. In addition, we may also require personal guarantees of the principal owners.

•	Acquisition, Construction and Development Loans. We make acquisition, construction and development loans on a pre-sold and speculative basis. If the borrower has entered into an arrangement to sell or lease the property prior to beginning construction, we consider the loan to be on a pre-sold or pre-leased basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, we consider the loan to be on a speculative basis. We make residential and commercial construction loans to builders and developers and to consumers who wish to build their own home. We limit the term of most construction and development loans to 24 months, although we may structure the payments based on a longer amortization basis. We base speculative loans on the borrower’s financial strength and cash flow position. We disburse loan proceeds based on the percentage of completion and only after an experienced construction lender or appraiser inspects the project. These loans generally command higher rates and fees commensurate with the risks associated with construction lending. The risk in construction lending depends upon the performance of the builder, building the project to the plans and specifications of the borrower and our ability to administer and control all phases of the construction disbursements. Upon completion of the construction, we typically convert construction loans to permanent loans.

Commercial Loans. Commercial loans consist of loans made to individuals, partnerships or corporate borrowers for a variety of business purposes. We place particular emphasis on loans to small and medium-sized professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in our markets. We consider small and medium-sized businesses to include commercial, professional and retail businesses with annual gross sales of less than $50 million. Our commercial loans include term loans with both variable and fixed interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Risks of these types of loans depend on the general business conditions of the local economy and the borrower’s ability to sell its products and services in order to generate sufficient business profits to repay the loans under the agreed upon terms and conditions. Personal guarantees may be obtained from the principals of business borrowers and third parties to further support the borrowers’ ability to service the debt and reduce the risk of nonpayment.

Consumer and Installment Loans. Consumer loans consist of lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes, including home improvements, education and other personal expenditures. Consumer loans also include installment loans to individuals for personal, family and household purposes, including automobile loans to individuals and pre-approved lines of credit. Consumer loans generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal. This risk is due to the potential for damage to the collateral or other loss of value, while the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance depends on the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Other Services. Our other services include cash management services, safe deposit boxes, direct deposit of payroll and social security checks, wire transfers, telephone banking, and automatic drafts for various accounts. We offer a debit card and MasterCard credit card services through our correspondent banks. We offer extended banking hours, both drive-in and lobby, and after-hours depositories. We are associated with a shared network of automated teller machines that customers may use throughout our market areas and other regions. We are associated with third-party internet banking service providers that enable us to provide customers with a cost-effective, secure and reliable internet banking solution.

Information Technology

During the last few years, we have made significant investments in our technology infrastructure needed to support our rapid growth, reduce long-term operational costs, adapt to the changing banking environment and improve the customer experience and convenience. The current infrastructure supports efficient expansion via progressive modernization. Progressive modernization leverages service-oriented architecture to deliver new business processes and web services for accelerated implementation and will allow us to provide a delivery model transformation that uses public and private web application programming interfaces. This new approach will enable us to respond quickly to new opportunities.

In addition to investments in information technology (IT) infrastructure, we started an innovation lab, or C1 Labs, in 2012 with the goal of accelerating the development and implementation of cutting-edge banking technologies to help increase productivity and improve our relationships with our clients. Our C1 Labs team currently consists of five engineers, including our Chief Information Officer who leads the team. With the help of our C1 Labs team, we have filed seven patent applications for financial technology products, which we believe will help increase productivity and improve our relationships with our clients.

Our recent innovations include a mobile application that performs a predictive analysis of client data in order to identify client needs without any of our employees interacting directly with the client, which enables us to proactively provide needed solutions to our clients. For example, as soon as a client walks into one of our banking centers, our mobile application alerts our employees to certain needs that the client may have and solutions we may be able to provide. We are also developing a method for processing payment transactions initiated by mobile devices, including technologies recently introduced by Apple, Google and other technology companies entering the mobile payment market. The system in development offers the capability to integrate third-party applications and data sources into secure banking core systems while complying with data privacy, security, and regulatory requirements.

We consider our intellectual property rights to be important to our business. We rely on patent, trademark, copyright, and trade secret laws, as well as provisions in our agreements with third parties to protect our intellectual property rights. We obtained our right to use the “C1” trademark pursuant to an October 2013 trademark assignment agreement. We have filed seven nonprovisional patent applications with claims directed to certain aspects of our technology and expect to file additional applications in the future.

Our patent applications may cover current banking technology products that we use or products that we intend to attempt to license to third parties. We may also license patent rights from third parties that cover technologies that we plan to use in our business. We cannot assure investors that pending patent and trademark applications will result in issued patents and registered trademarks, that patents licensed by us or that may be issued to us in the future will not be challenged or circumvented by competitors, or that any patents that we may obtain will not be determined invalid or unenforceable or that such patents will provide us with any competitive advantage.

We intend to continue to invest in our technology and develop new technologies that enhance our customer’s experience and increase the efficiency of our operations.

Partnership with CenterState

On March 4, 2015, we entered into a partnership with CenterState Bank of Florida, N.A., or CenterState, pursuant to which CenterState will provide analytics, launch and market C1 Lab's Smart Loan Express to financial institutions across the country. Smart Loan Express helps bank lenders and management teams better understand and manage the risk-adjusted return on equity of a new loan and relationship through an easy to use online, mobile or tablet interface. C1 Labs is our in-house development team focused on rapid fin-tech application development. Smart Loan Express is a secure, cloud-based application that is customized for each bank and is priced as low as $80 per month. Coming in both a web and app version, Smart Loan Express has no upfront or set up fees and can be set up for a bank in minutes as opposed to weeks. We have used Smart Loan Express since 2013, running over 4,000 simulations to date, and have seen an improvement in both production and profitability. Smart Loan Express asks the user to input basic information about the proposed loan and then calculates the risk-adjusted profitability of that loan including deposits and fees. Our lender incentive program is linked to the Smart Loan Express output so that the incentive structure favors those loans with a higher risk-adjusted incremental return on equity.

Customers

We believe that the ongoing consolidation of the Florida banking industry provides community banks with significant opportunities to build a successful, locally oriented bank. We further believe that many of the larger financial institutions do not provide the high level of personalized services desired by many small and medium-sized businesses and their principals. We intend to focus our marketing efforts on attracting entrepreneurs and their families, who require sophisticated tailored solutions, as well as on growing core deposits from businesses and individuals.

Although we concentrate our lending efforts on commercial business, we also attract a significant amount of consumer business. Many of our retail customers are the principals of our small and medium-sized business customers. We expect that most of our new business will be developed through our lending officers and board of directors and by pursuing an aggressive strategy of calling on customers throughout our market areas.

Credit Policy and Procedures

General

The board of directors of the Bank is responsible for the safety and soundness of the Bank. As such, they are charged to monitor the efforts of the Bank’s management activities. Since lending represents risk exposure, our board of directors and its duly appointed committees seek to ensure that the Bank maintains high credit quality standards. We have established asset oversight committees to administer the loan portfolio. These committees include: the enterprise risk management committee; the directors’ loan committee; and the classified asset committee. These committees meet at least quarterly to review the lending activities of the Bank.

Credit Concentration

Diversification of risk is a key factor in prudent asset management. Risk from concentration is actively managed by management and reviewed by the board of directors, and exposures relating to borrower, industry, and commercial real estate categories will be tracked and measured against established policy limits. These limits are reviewed as part of our periodic review of the credit policy. Loan concentration levels are monitored on a monthly basis by product type and geography by the credit administration department and the Bank’s Chief Credit Officer. These levels are reported to the board of directors monthly.

Loan Approval Process

The credit approval process at the Bank provides for the prompt and thorough underwriting and approval or decline of loan requests. The board of directors approves loan authorities for credit personnel and these authorities are periodically reviewed and updated.

The approval of loans and other credit risk products is the responsibility of management with oversight from the board of directors. Authority is granted to officers deemed experienced at making decisions consistent with our credit philosophy and policy.

Our loan approval policy dictates a complete separation between the lending function and the credit approval function. As such, loan officers have no individual approval authorities. Furthermore, no bank employee may approve credit acting alone, regardless of the size of the loan. Loans with credit exposure less than or equal to $1 million may be approved via joiner authority limits between two or more executive officers previously deemed by the board of directors to be experienced at making decisions consistent with our credit philosophy and policy. Loans with credit exposure greater than $1 million must be approved by unanimous consent by the management loan committee, which consists of the Chief Executive Officer, the Florida Market President, Chief Credit Officer, Director of Risk Management and the Chairman of the board of directors. In July 2014, we established a “house limit” guideline of $30.0 million per relationship for new loans. Any relationship approved above this level must be specifically designated as such by our board of directors.

Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank’s capital and unimpaired surplus, or 25% if the loan is fully secured. This limit increases or decreases as the Bank’s capital increases or decreases. Based upon the capitalization of the Bank at June 30, 2015, the Bank’s legal lending limits were approximately $48 million (15%) and $29 million (25%). We may seek to sell participations in our larger loans to other financial institutions, which will allow us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of these limits.

The board of directors reviews and approves loan policy changes, monitors loan portfolio trends and credit trends, and reviews and approves loan transactions that exceed management thresholds as set forth in our loan policies. Loan pricing is established in conjunction with the loan approval process based on pricing guidelines for loans that are set by the directors’ loan committee.

We believe that our credit approval process provides for thorough internal controls, underwriting, and decision making.

Enterprise Risk Management

We maintain an enterprise wide risk management program that enables us to identify, manage, monitor and control potential risks that may affect us, including (i) credit risk; (ii) interest rate risk; (iii) liquidity risk; (iv) price risk; (v) foreign exchange risk; (vi) transaction risk; (vii) compliance risk; (viii) operational risk; (ix) strategic risk; and (x) reputation risk.

Risk identification is a continuous process and occurs at both the transaction level and the portfolio level. In addition, management seeks to identify interdependencies and correlations across portfolios and lines of business that may amplify risk exposure.

The board of directors reviews and approves loan policy changes, monitors loan portfolio trends and credit trends, and reviews and approves loan transactions that exceed management thresholds as set forth in our loan policies. Loan pricing is established in conjunction with the loan approval process based on pricing guidelines for loans that are set by the directors’ loan committee.

Credit Risk Management

Credit risk management is a component of our enterprise risk management. We employ consistent analysis and underwriting to examine credit information and prepare underwriting documentation. We monitor and approve exceptions to policy as required, and we also track and address technical exceptions.

We maintain a robust loan review function by utilizing an internal loan review team as well as third-party loan review firms that report to the audit committee of the board of directors to ensure independence and objectivity. The audit committee shares loan review reports with the enterprise risk management committee of the board of directors to assist that committee with its obligations, and it provides a quarterly summary to the board of directors that describes trends and identifies significant changes in the overall quality of the portfolio identified by the loan review department.

Competition

The banking business is highly competitive. We compete with numerous commercial banks, savings banks and savings and loan associations, many of which have assets, capital and lending limits larger than those that we have. While much of our competition is in the form of local community banks, others competitors have statewide or nationwide presence. However, C1 Bank’s ability to cultivate profitable complete banking relationships helps to differentiate C1 Bank amongst our competitors.

We also compete with large banks in major financial centers and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, insurance companies, securities firms, mutual funds and certain government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. We believe that our banking professionals, the personalized service we provide for our entrepreneurial clients, and our emphasis on doing what’s right for our clients, community and employees is what distinguishes C1 Bank from its competition.

According to SNL Financial LC, C1 Bank holds 1% or less market share of deposits in the counties in which we operate. This leaves substantial room for organic growth as we continue to concentrate our efforts in our key markets and offer the specialized service many clients desire. We believe that our tailored approach and continued positive momentum will allow C1 Bank to grow substantially without having to materially expand beyond our current market reach.

Employees

As of June 30, 2015, we had 247 full-time equivalent employees.

Management Associate Program

In 2012, we entered into a public private partnership with the University of South Florida – St. Petersburg, to develop and operate a comprehensive management training program. The Management Associate Program was designed to invite 6-10 recent graduates of undergraduate or graduate level degree programs into a comprehensive training position focused on developing the next level of leadership within our organization.

Selected candidates are given 22-week positions in which they participate in MBA level coursework every morning, followed by rotations through different departments of the Bank each afternoon. The course load is designed to specifically develop the skills necessary to be successful in the banking industry while cultivating the interpersonal and teamwork skills they will utilize in our dynamic work environment. Courses include studies of Advanced Accounting, Financial Statement Production and Analysis, Project Management, Leadership and Credit Analysis. The time spent in departmental rotations focuses on understanding and applying the concepts from the coursework into real-life scenarios throughout the Bank.

At the completion of the program, premier candidates are offered full-time positions in key areas of our organization. Our management team is directly involved in the program and works in concert with Professors and Department heads to appropriately place graduating students in the best possible positions for their continued development.

We have successfully completed three sessions of the Management Associate Program, initially placing 16 of the 24 total participants into full-time key positions within our organization. The program continues to draw positive attention from a wide range of University communities which has helped us to attract nearly 200 applications for the fourth edition of the program which started with 6 participants in July 2015.

Principal Properties

The Company does not own or lease real or personal property. Instead, it uses the premises, equipment and furniture of the Bank without the direct payment of any rental fees to the Bank. The Bank currently owns or leases approximately 206,000 square feet of office and operations space in Florida. The Bank operates 31 banking centers in Florida. Of these banking centers, 10 are leased and 21 are owned. The Bank also owns two buildings, two vacant parcels and is under contract to purchase a condominium space. We are considering converting each of these properties to new banking center locations. We lease our loan production office in Orlando, with approximately 311 square feet of office space. We lease our headquarters in St. Petersburg, Florida, with approximately 16,689 square feet of office space. We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms, and none of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Legal Proceedings

We are currently involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts as we believe to be reasonable under the circumstances, although insurance may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our consolidated financial position, cash flows or operating results.

Supervision and Regulation

The following is a general summary of the material aspects of certain statutes and regulations applicable to the Company and the Bank. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on the business, revenues, and results of the Company and the Bank.

General

As a registered bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve under the BHCA. In addition, as a Florida state chartered bank that is not a member of the Federal Reserve system, the Bank is subject to primary regulation, supervision and examination by the FDIC and its state banking regulator, the OFR. Supervision, regulation, and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of consumers, bank depositors and the Deposit Insurance Fund of the FDIC, rather than holders of our capital stock.

Recent Changes as a Result of the Dodd-Frank Act

In addition to the framework of regulation and supervision referenced above, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, created the Consumer Financial Protection Bureau, or the CFPB, a new federal regulatory body with broad authority to regulate the offering and provision of consumer financial products and services. The authority to examine depository institutions with $10.0 billion or less in assets, such as the Bank, for compliance with federal consumer laws remained largely with our primary federal regulator, the FDIC. However, the CFPB may participate in examinations of smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators.

As a result of the Dodd-Frank Act, the regulatory framework under which the Company and the Bank operate has changed and will continue to change substantially over the next several years. The Dodd-Frank Act brought about a significant overhaul of many aspects of the regulation of the financial services industry, addressing issues including, among others, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, interchange fees, lending limits, mortgage lending practices, and changes among the bank regulatory agencies. Many of the provisions of the Dodd-Frank Act became effective upon enactment, while others are subject to further study, rulemaking, and the discretion of regulatory bodies and have only recently taken effect or will take effect in the coming years. In light of these significant changes and the discretion afforded to federal banking regulators, we cannot fully predict the effect that compliance with the Dodd-Frank Act or any implementing regulations will have on the Company or the Bank’s businesses or their ability to pursue future business opportunities.

Holding Company Regulation

Permitted Activities

Under the BHCA, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than five percent of any class of the voting shares of any company that is not a bank or bank holding company and that is engaged in, the following activities:

•	banking or managing or controlling banks;

•	furnishing services to or performing services for our subsidiaries; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking, including:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a nonbank depository institution, such as savings association;

•	performing trust company functions;

•	conducting financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions;

•	performing selected insurance underwriting activities;

•	providing certain community development activities (such as making investments in projects designed primarily to promote community welfare); and

•	issuing and selling money orders and similar consumer-type payment instruments.

While the Federal Reserve has found these activities in the past acceptable for other bank holding companies, the Federal Reserve may not allow us to conduct any or all of these activities, which are reviewed on a case by case basis.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries. Under the BHCA, as amended by the Gramm-Leach-Bliley Act, a bank holding company may also file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities, subject to certain eligibility requirements.

Acquisitions Subject to Prior Regulatory Approval

The BHCA requires the prior approval of the Federal Reserve for a bank holding company to acquire substantially all the assets of a bank or to acquire direct or indirect ownership or control of more than 5% of any class of the voting shares of any bank, bank holding company or savings association, or to increase any such non-majority ownership or control of any bank, bank holding company or savings association, or to merge or consolidate with any bank holding company.

Bank Holding Company Obligations to Bank Subsidiaries

Under current law and Federal Reserve policy, a bank holding company is expected to act as a source of financial and managerial strength to its depository institution subsidiaries and to maintain resources adequate to support such subsidiaries, which could require the Company to commit resources to support the Bank in situations where additional investments in a bank may not otherwise be warranted. These situations include guaranteeing the compliance of an “undercapitalized” bank with its obligations under a capital restoration plan, as described further under “—Bank Regulation—Capitalization Levels and Prompt Corrective Action” below. As a result of these obligations, a bank holding company may be required to contribute additional capital to its subsidiaries in the form of capital notes or other instruments that qualify as capital under regulatory rules. Any such loan from a holding company to a subsidiary bank is likely to be unsecured and subordinated to the bank’s depositors and perhaps to other creditors of the bank. If the Company were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment.

Restrictions on Bank Holding Company Dividends.

The Federal Reserve’s policy regarding dividends is that a bank holding company should not declare or pay a cash dividend which would impose undue pressure on the capital of any bank subsidiary or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Should an insured depository institution controlled by a bank holding company be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the bank subsidiary is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, federal banking regulators (in the case of the Bank, the FDIC) may choose to require prior Federal Reserve approval for any capital distribution by the bank holding company. For more information, see “Business—Bank Regulation—Capitalization Levels and Prompt Corrective Action.”

In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions as described below in “—Bank Regulation—Bank Dividends.”

Capital Regulations

The federal banking agencies have adopted risk-based capital adequacy guidelines for banks and bank holding companies. These risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. As described below under “—U.S. Basel III Capital Rules,” these requirements will increase in the coming years, beginning in 2015 for the Company and the Bank.

Under the risk-based capital guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 Capital. Tier 1 Capital, which includes common stockholders’ equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and certain trust-preferred securities, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder (“Tier 2 Capital”) may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) any excess of qualifying perpetual preferred stock, (iii) certain hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock in an aggregate amount up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 and Tier 2 Capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator.

In computing total risk-weighted assets, bank and bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by one- to four-family and certain multifamily residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The federal bank regulatory authorities have also adopted regulations that supplement the risk-based guidelines. These regulations generally require banks and bank holding companies to maintain a minimum level of Tier 1 Capital to average total consolidated assets less specified items, including goodwill and mortgage servicing rights (the “leverage ratio”) of 4%.

Banking organizations such as the Bank that are experiencing or anticipating significant growth, as well as those organizations whose financial condition or operations give rise to supervisory concerns, will be required to maintain a higher leverage ratio.

The bank regulators also continue to consider a “tangible Tier 1 leverage ratio” in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization’s Tier 1 Capital, less deductions for intangibles otherwise includable in Tier 1 Capital, to total tangible assets.

U.S. Basel III Capital Rules

In July 2013, federal banking regulators, including the Federal Reserve and the FDIC, adopted the U.S. Basel Capital Rules implementing many aspects of the Basel III Capital Standards.

The U.S. Basel III Capital Rules will apply to all national and state banks and savings associations and most bank holding companies and savings and loan holding companies, which we collectively refer to herein as “covered” banking organizations. The requirements in the U.S. Basel III Capital Rules began to phase in on January 1, 2015, for many covered banking organizations, including the Company and the Bank. The requirements in the U.S. Basel III Capital Rules will be fully phased in by January 1, 2019.

The U.S. Basel III Capital Rules impose higher risk-based capital and leverage requirements than those currently in place. Specifically, the rule imposes the following minimum capital requirements:

•	a new common equity Tier 1 risk-based capital ratio of 4.5%;

•	a Tier 1 risk-based capital ratio of 6% (increased from the current 4% requirement);

•	a total risk-based capital ratio of 8% (unchanged from current requirements);

•	a leverage ratio of 4%; and

•	a new supplementary leverage ratio of 3% applicable to advanced approaches banking organizations, resulting in a leverage ratio requirement of 7% for such institutions.

Under the U.S. Basel III Capital Rules, Tier 1 Capital is redefined to include two components: common equity Tier 1 Capital and additional Tier 1 Capital. The new and highest form of capital, Common Equity Tier 1 Capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 Capital includes other perpetual instruments historically included in Tier 1 Capital, such as non-cumulative perpetual preferred stock. These rules permit bank holding companies with less than $15.0 billion in total consolidated assets, such as the Company, to continue to include trust-preferred securities and cumulative perpetual preferred stock issued before May 19, 2010 in Tier 1 Capital, but not in Common Equity Tier 1 Capital, subject to certain restrictions. Tier 2 capital consists of instruments that currently qualify in Tier 2 capital plus instruments that the rule has disqualified from Tier 1 Capital treatment.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a capital conservation buffer on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 Common Equity, but the buffer applies to all three measurements (Common Equity Tier 1, Tier 1 Capital and total capital). The capital conservation buffer will be phased in incrementally over time, becoming fully effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets.

The current capital rules require certain deductions from or adjustments to capital. The U.S. Basel III Capital Standards retain many of these deductions and adjustments and also provides for new ones. As a result, deductions from Common Equity Tier 1 Capital will be required for goodwill (net of associated deferred tax liabilities); intangible assets such as non-mortgage servicing assets and purchased credit card relationships (net of associated deferred tax liabilities); deferred tax assets that arise from net operating loss and tax credit carryforwards (net of any related valuations allowances and net of deferred tax liabilities); any gain on sale in connection with a securitization exposure; any defined benefit pension fund net asset (net of any associated deferred tax liabilities) held by a bank holding company (this provision does not apply to a bank or savings association); the aggregate amount of outstanding equity investments (including retained earnings) in financial subsidiaries; and identified losses. Other deductions will be necessary from different levels of capital. The U.S. Basel III Capital Rules also increase the risk weight for certain assets, meaning that more capital must be held against such assets. For example, commercial real estate loans that do not meet certain new underwriting requirements must be risk-weighted at 150% rather than the current 100%.

Additionally, the Basel III Capital Standards provide for the deduction of three categories of assets: (i) deferred tax assets arising from temporary differences that cannot be realized through net operating loss carrybacks (net of related valuation allowances and of deferred tax liabilities), (ii) mortgage servicing assets (net of associated deferred tax liabilities) and (iii) investments in more than 10% of the issued and outstanding common stock of unconsolidated financial institutions (net of associated deferred tax liabilities). The amount in each category that exceeds 10% of Common Equity Tier 1 Capital must be deducted from Common Equity Tier 1 Capital. The remaining, non-deducted amounts are then aggregated, and the amount by which this total amount exceeds 15% of Common Equity Tier 1 Capital must be deducted from Common Equity Tier 1 Capital. Amounts of minority investments in consolidated subsidiaries that exceed certain limits and investments in unconsolidated financial institutions may also have to be deducted from the category of capital to which such instruments belong.

Accumulated other comprehensive income, or AOCI, is presumptively included in Common Equity Tier 1 Capital and often would operate to reduce this category of capital. The U.S. Basel III Capital Rules provide a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of much of this treatment of AOCI. The Bank opted out of the AOCI treatment in March 2015. The rules also have the effect of increasing capital requirements by increasing the risk weights on certain assets, including high volatility commercial real estate, mortgage servicing rights not includable in Common Equity Tier 1 Capital, equity exposures, and claims on securities firms, that are used in the denominator of the three risk-based capital ratios.

The U.S. Basel III Capital Rules also make important changes to the “prompt corrective action” framework discussed below in “Bank Regulation—Capitalization Levels and Prompt Corrective Action.”

Restrictions on Affiliate Transactions

See “Bank Regulation—Restrictions on Affiliate Transactions” below.

Bank Regulation

The Bank is a banking institution that is chartered by and headquartered in the state of Florida, and it is subject to supervision and regulation by the OFR and the FDIC. The OFR supervises and regulates all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The FDIC is the Bank’s primary federal regulatory agency, which periodically examines the Bank’s operations and financial condition and compliance with federal consumer protection laws. In addition, the Bank’s deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over the Bank.

As a state-chartered banking institution in the state of Florida, the Bank is empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on, savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of the Bank’s customers. Various state consumer laws and regulations also affect the operations of the Bank, including state usury laws, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, generally prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks.

Capital Adequacy

See “Holding Company Regulation—Capital Regulations.”

Capitalization Levels and Prompt Corrective Action

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 Capital ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and a bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be “well capitalized” before the Federal Reserve will approve an application by a bank holding company to acquire a bank or merge with a bank holding company, and the FDIC applies the same requirement in approving bank merger applications.

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the Federal Deposit Insurance Act, or the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; (iv) requiring the institution to change and improve its management; (iv) prohibiting the acceptance of deposits from correspondent banks; (v) requiring prior Federal Reserve approval for any capital distribution by a bank holding company controlling the institution; and (vi) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

As of June 30, 2015, the Bank exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as “well capitalized,” and it is unaware of any material violation or alleged violation of these regulations, policies or directives. Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change the Bank’s capital position in a relatively short period of time, making additional capital infusions necessary.

Notably, the thresholds for each of the five categories for regulatory capital requirements were recently revised pursuant to the U.S. Basel III Capital Rules. Under these rules, which took effect on January 1, 2015, a well-capitalized insured depository institution is one (i) having a total risk-based capital ratio of 10 percent or greater, (ii) having a Tier 1 risk-based capital ratio of 8 percent or greater, (iii) having a Core Equity Tier 1 capital ratio of 6.5 percent or greater, (iv) having a leverage capital ratio of 5 percent or greater and (5) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

It should be noted that the minimum ratios referred to above in this section are merely guidelines, and the bank regulators possess the discretionary authority to require higher capital ratios.

Bank Reserves

The Federal Reserve requires all depository institutions, even if not members of the Federal Reserve System, to maintain reserves against some transaction accounts (primarily negotiable order of withdrawal, or NOW, and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank “discount window” as a secondary source of funds, provided that the institution meets the Federal Reserve Bank’s credit standards.

Bank Dividends

Florida law places restrictions on the declaration of dividends by state chartered banks to their stockholders. Pursuant to the Florida Financial Institutions Code, the board of directors of state-chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provision for reasonably anticipated future losses on loans and other assets, may quarterly, semiannually or annually declare a dividend of up to the aggregate net profits of that period combined with a bank’s retained net profits for the preceding two years and, with the approval of the OFR, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of a bank until this fund becomes equal to the amount of a bank’s common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of a bank to fall below the minimum amount required by law, regulation, order or any written agreement with the OFR or a federal regulatory agency.

Insurance of Accounts and Other Assessments

The Bank pays deposit insurance assessments to the Deposit Insurance Fund, which is determined through a risk-based assessment system. The Bank’s deposit accounts are currently insured by the Deposit Insurance Fund, generally up to a maximum of $250,000 per separately insured depositor. The Bank pays assessments to the FDIC for such deposit insurance. Under the current assessment system, the FDIC assigns an institution to a risk category based on the institution’s most recent supervisory and capital evaluations, which are designed to measure risk. Under the FDIA, the FDIC may terminate a bank’s deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, agreement or condition imposed by the FDIC.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. FICO assessments are set quarterly and the assessment rate was 0.620 (annual) basis points for the first two quarters of 2014, 0.60 (annual) basis points for the last two quarters of 2014 and 0.58 (annual) basis points for the first quarter of 2015. These assessments will continue until the FICO bonds mature in 2017 through 2019.

Restrictions on Transactions with Affiliates

The Bank is subject to sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W, as made applicable to state nonmember banks by section 18(j) of the Federal Deposit Insurance Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the Bank. Accordingly, transactions between the Company, the Bank and any non-bank subsidiaries will be subject to a number of restrictions. Sections 23A and 23B of the Federal Reserve Act impose restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking affiliate are limited, individually, to ten percent (10%) of the Bank’s capital and surplus, and such secured loans are limited in the aggregate to twenty percent (20%) of the Bank’s capital and surplus.

All such transactions must be on terms that are no less favorable to the Bank than those that would be available from nonaffiliated third parties. Moreover, state banking laws impose restrictions on affiliate transactions similar to those imposed by federal law. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Financial Subsidiaries

Under the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the GLBA imposed new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates. As of June 30, 2015, the Bank did not have any financial subsidiaries.

Loans to Insiders

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which the Bank refers to as “10% Stockholders,” or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Stockholders or which is controlled by those executive officers, directors or 10% Stockholders, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Regulation O prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank’s unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which the Bank is permitted to extend credit to executive officers.

Change in Control

Subject to certain exceptions, the BHCA and the Change in Bank Control Act require Federal Reserve approval prior to any person or company acquiring “control” of a bank or bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25 percent or more of any class of voting securities, and in general is rebuttably presumed to exist if a person acquires 10 percent or more, but less than 25 percent, of any class of voting securities. In certain cases, a company may also be presumed to have control under the BHCA if it acquires 5 percent or more of any class of voting securities. Control may also be deemed to exist where a person or company is found to hold “controlling influence” over a bank or bank holding company.

Community Reinvestment Act

The Community Reinvestment Act, or the CRA, and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service areas, including low and moderate-income neighborhoods, consistent with safe and sound operations. These regulations provide for regulatory assessment of a bank’s record in meeting the credit needs of its service area. Federal banking agencies are required to make public a rating of a bank’s performance under the CRA. The federal banking agencies consider a bank’s CRA rating when a bank submits an application to establish banking centers, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the CRA performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other financial holding company. An unsatisfactory record can substantially delay, block or impose conditions on the transaction. The Bank received a satisfactory rating on its most recent CRA assessment.

Interstate Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, provides that adequately capitalized and managed bank holding companies are permitted to acquire banks in any state. Previously, under the Riegle-Neal Act, a bank’s ability to branch into a particular state was largely dependent upon whether the state “opted in” to de novo interstate branching. Many states did not “opt-in,” which resulted in branching restrictions in those states. The Dodd-Frank Act amended the Riegle-Neal legal framework for interstate branching to permit national banks and state banks to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. All branching remains subject to applicable regulatory approval and adherence to applicable legal requirements.

Anti-Money Laundering and Economic Sanctions

The USA PATRIOT Act provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the BSA, the USA PATRIOT Act imposed new requirements that obligate financial institutions, such as banks, to take certain steps to control the risks associated with money laundering and terrorist financing.

Among other requirements, the USA PATRIOT Act and implementing regulations require banks to establish anti-money laundering programs that include, at a minimum:

•	internal policies, procedures and controls designed to implement and maintain the savings association’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;

•	systems and procedures for monitoring and reporting of suspicious transactions and activities;

•	designated compliance officer;

•	employee training;

•	an independent audit function to test the anti-money laundering program;

•	procedures to verify the identity of each customer upon the opening of accounts; and

•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of the Bank’s anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant’s effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.

Likewise, OFAC is responsible for helping to ensure that United States entities do not engage in transactions with the subjects of U.S. sanctions, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify appropriate authorities.

The Bank has adopted policies, procedures and controls to comply with the BSA, the USA PATRIOT Act and OFAC regulations.

Regulatory Enforcement Authority

Federal and state banking laws grant substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and “institution-affiliated parties,” such as management, employees and agents. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. When issued by a banking regulator, cease-and-desist and similar orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A bank may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions determined to be appropriate by the ordering regulatory agency.

Federal Home Loan Bank System

The Bank is a member of the FHLB of Atlanta, which is one of 12 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB.

As a member of the FHLB of Atlanta, the Bank is required to own capital stock in the FHLB in an amount generally at least equal to 0.20% (or 20 basis points) of the Bank’s total assets at the end of each calendar year, plus 4.5% of its outstanding advances (borrowings) from the FHLB of Atlanta under the activity-based stock ownership requirement. These requirements are subject to adjustment from time to time. On June 30, 2015, the Bank was in compliance with this requirement.

Privacy and Data Security

Under the Gramm-Leach-Bliley Act (“GLBA”), federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The GLBA also directed federal regulators, including the FDIC, to prescribe standards for the security of consumer information. The Bank is subject to such standards, as well as standards for notifying customers in the event of a security breach.

Consumer Laws and Regulations

The Bank is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Transactions Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with consumers when offering consumer financial products and services.

Rulemaking authority for these and other consumer financial protection laws transferred from the prudential regulators to the CFPB on July 21, 2011. In some cases, regulators such as the FTC and the Department of Justice also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority.

The Dodd-Frank Act also authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are “qualified mortgages.” On January 10, 2013, the CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan’s monthly payments. Since then the CFPB made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower’s “income and assets” to include all “information” that creditors rely on in determining repayment ability. The rules also provide further examples of third-party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules were effective beginning on January 10, 2014. The rules also define “qualified mortgages,” imposing both underwriting standards—for example, a borrower’s debt-to-income ratio may not exceed 43%—and limits on the terms of their loans. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages.

Other Dodd-Frank Act Reforms

Volcker Rule

On December 10, 2013, five federal regulators including the FDIC and the Federal Reserve issued final rules to implement the Volcker Rule required by the Dodd-Frank Act. The Volcker Rule prohibits an insured depository institution, such as the Bank, and its affiliates, such as the Company, from (i) engaging in “proprietary trading,” and (ii) investing in or sponsoring certain types of funds (covered funds), in each case subject to certain limited exceptions. The final rules contain exemptions for market-making, hedging, underwriting, and trading in U.S. government and agency obligations and also permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions.

The final rules extend the conformance period to July 21, 2015, but impose significant compliance and reporting obligations on banking entities. The Company is reviewing the scope of any compliance program that may be required but is of the view that the impact of the Volcker Rule will not be material to its business operations.

Executive Compensation and Corporate Governance

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding “say on pay” vote in their proxy statement by which stockholders may vote on the compensation of the public company’s named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, stockholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as “say-on-golden parachute” vote). Other provisions of the act may impact our corporate governance. For instance, the act requires the SEC to adopt rules prohibiting the listing of any equity security of a company that does not have an independent compensation committee; and requiring all exchange-traded companies to adopt clawback policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements.

Future Legislative Developments

Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which the Company and the Bank operate in substantial and unpredictable ways. The Company and the Bank cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations and interpretations with respect thereto, would have upon the Company’s and the Bank’s financial condition or results of operations.

Management

Executive Officers

The following table sets forth information regarding the executive officers of C1 Financial:

Name	Age	Position
Trevor R. Burgess	42	Chief Executive Officer, President and Director
Cristian Melej	37	Executive Vice President and Chief Financial Officer
Kathryn B. Pemble	50	Executive Vice President and Florida Market President, Director (Class I) and Vice Chairman of the Board
Rita J. Lowman	62	Executive Vice President and Chief Operating Officer
Alan G. Randolph	47	Executive Vice President, Senior Lender
Jerry J. Allen	42	Executive Vice President and Chief Credit Officer
Marcio de Oliveira	36	Executive Vice President and Chief Technology Officer
James Steiner	34	Executive Vice President and Chief Risk Officer
Diane B. Morton	55	Executive Vice President and Chief Human Capital Officer and General Counsel
Dustin Symes	36	Executive Vice President and Retail Lending Executive

Certain biographical information for our executive officers is set forth below.

Trevor R. Burgess—Director, Chief Executive Officer and President. Mr. Burgess has served as the Chief Executive Officer and Director of the Company since its inception in July 2013, as the Chief Executive Officer of the Bank since April 1, 2012 and as President of the Company and the Bank since October 2014. Mr. Burgess joined the Bank in December 2009 as a member of its board of directors. Mr. Burgess has been responsible for the management of the Bank since his election as a director in December 2009. Mr. Burgess was named the 2014 American Banker Magazine’s Community Bank of the Year. In 2013, he was named the Ernst & Young Florida Entrepreneur of the Year in the Financial Services Category. Mr. Burgess is a co-inventor of the technology for which the Bank has filed seven patent applications. Prior to joining the Bank, Mr. Burgess gained an extensive finance background working as a Managing Director for Morgan Stanley & Co. LLC, where, among other responsibilities, he executed initial public offerings and other capital raising transactions as an investment banker in the Equity Capital Markets division. Prior to his nearly ten years at Morgan Stanley, Mr. Burgess also worked as a management consultant at Monitor Company. He earned his bachelor’s degree from Dartmouth College in 1994. Mr. Burgess’ position as Chief Executive Officer allows him to advise the board of directors on management’s perspective over a full range of issues affecting the Company.

Cristian A. Melej—Executive Vice President and Chief Financial Officer. Mr. Melej joined the Company as Deputy Chief Financial Officer of the Company and the Bank in 2013 and has served as the Chief Financial Officer of the Company and the Bank since May 1, 2014. Prior to joining the Company, Mr. Melej served as the Chief Financial Officer and Investor Relations Officer of Restoque Comercio e Confecções de Roupas, a Brazilian clothing retailer, from 2011 to 2013 and as an Investment Associate at Artesia Gestão de Recursos, a Brazilian investment firm, from 2009 to 2011, where he advised C1 Bank during its acquisition of First Community Bank of America. Prior to Artesia, he served as Global Financial Supervisor of Metalfrio Solutions, a Brazilian refrigeration company, in 2009 and as a Supply Chain Controller at Nestle from 2003 to 2007. Mr. Melej holds a Master of Business Administration degree from IE Business School (Madrid, Spain) and a bachelor’s degree in civil engineering from Pontificia Universidad Católica de Chile. Mr. Melej is also a CFA charterholder. Mr. Melej’s primary responsibilities include administering our accounting system, budgeting, financial reporting, regulatory reporting, taxes, investments and asset/liability management. Mr. Melej works closely with the directors’ ALCO & investments committee and administers the financial, accounting, and ALCO policies of the Bank.

Kathryn B. Pemble— Executive Vice President and Florida Market President, Director and Vice Chairman of the Board. Ms. Pemble was elected Executive Vice President and Florida Market President in October 2014 and previously served as the President and Chief Credit Officer of the Company. Ms. Pemble has been the Vice Chairman of the Company’s board of directors since its inception in July 2013. Ms. Pemble joined the Bank as President and a member of its board of directors in July 2010 and took on the role of Chief Credit Officer in 2013. Prior to joining the Bank, she was the Chief Credit Officer of Florida Bank Group from 2009 to 2010. From 2004 to 2009, she served in a variety of roles for the Bank of St. Petersburg, a predecessor to Florida Bank Group, including as Chief Operating Officer, Chief Executive Officer and President. From 1987 to 2004, she spent 17 years with

Bank of America and its predecessor bank serving in a variety of commercial and retail banking roles, including as the Southeast Region Commercial Banking Sales Management Executive responsible for sales and business development of all commercial banking activities for five states in the southeast region, and as market president for Pinellas County. Ms. Pemble is a graduate of the University of Florida and holds a Bachelor of Science degree in Finance. Ms. Pemble provides a strong connection to the Florida market given her years of banking history in the state.

Rita J. Lowman—Executive Vice President and Chief Operating Officer. Ms. Lowman has served as the Executive Vice President and Chief Operating Officer of the Company since its inception in July 2013 and has also served the Bank in those same capacities since 2011. Prior to joining the Bank, Ms. Lowman was the Florida Market President and Chief Administrative Officer of American Momentum Bank from 2006 to 2011. She was an Executive Vice President with Regions Bank from 2005 to 2006 overseeing 45 retail branches and 175 associates with $2.3 billion in deposits. She also served with Republic Bank from 2000 to 2004 as an Executive Vice President, where she oversaw 600 associates across 71 branches, and prior to working at Republic Bank, Ms. Lowman spent 15 years with Bank of America as the State Administration Executive and Senior Vice President, overseeing over 100 branches and 1,300 associates with $5.3 billion in deposits. Ms. Lowman currently serves on the Board of Directors for the Florida School of Banking at the University of Florida. Ms. Lowman oversees our retail branch network, which includes a focus on marketing, corporate partnerships, business development and all depository relationships of the Bank.

Alan G. Randolph—Executive Vice President, Senior Lender. Mr. Randolph has served as Executive Vice President, Senior Lender of the Company and the Bank since October 2014. Mr. Randolph joined the Company in 2013 from SunTrust Bank, where he served as a Senior Vice President of private banking from 2012 to 2013. Prior to this position, Mr. Randolph served as a Senior Banker in private banking at J.P. Morgan in 2011 and from 2009 to 2011, he was an Executive Vice President for Bank of Miami. Mr. Randolph also served as President of Ocean Drive Media group, a luxury publishing company, from 2006 to 2009. Mr. Randolph also served as Senior Vice President and Business Development Manager at Mellon Financial from 1998 to 2006 and as Vice President and Private Banking Manager at SunTrust Bank from 1990 to 1998. Mr. Randolph is a graduate of the University of Tampa and holds a Bachelor of Science degree in Finance. Mr. Randolph currently acts as Senior Lender to the commercial lending team.

Jerry J. Allen— Executive Vice President and Chief Credit Officer—Mr. Allen joined C1 Bank in April 2014 as Deputy Chief Credit Officer and was promoted to Chief Credit Officer in October 2014. Previously, Mr. Allen was Senior Vice President, Deputy Chief Credit Officer of Lake Forest Bank & Trust Co., a subsidiary bank of Wintrust Financial Corporation.  Mr. Allen began his banking career in 1992 and has an MBA from the Kellogg School of Management at Northwestern University and a BS from Roosevelt University.

Marcio de Oliveira—Executive Vice President and Chief Technology Officer. Mr. Oliveira has served as the Company’s Executive Vice President and Chief Technology Officer since the Company’s inception in July 2013 and has also served the Bank in those same capacities since 2010. Mr. Oliveira is a co-inventor of the technology for which the Bank has filed seven patent applications. Prior to joining the Bank, Mr. Oliveira served as Director of Product Development at United Systems, a software development, network services and cloud solutions company, from 2007 to 2010. Mr. Oliveira received his Bachelor’s degree at Hodges University before earning a Master’s Degree in Business Administration from Webster University. Mr. Oliveira currently oversees our Information Technology department and the C1 Labs team.

James Steiner—Executive Vice President and Chief Risk Officer. Mr. Steiner joined the Bank in 2012 and currently serves as an Executive Vice President and the Chief Risk Officer for the Bank. Prior to joining the Bank, Mr. Steiner served as a Senior Registered Associate at Morgan Stanley Smith Barney from 2003 to 2010. Mr. Steiner completed the University of Oxford’s Graduate Program in International Management in 2011 and received a Master’s Degree in Public Policy, Management and Leadership from Georgetown University in 2012. He received his Bachelor’s Degree in Business Administration and Finance from George Washington University. Mr. Steiner’s primary responsibilities include administering the Bank’s governance, risk and compliance functions. Mr. Steiner reports directly to the audit committee to ensure compliance with banking laws and regulations and works closely with the directors’ enterprise risk committee to mitigate risk exposure in asset/liability, credit, operational and compliance areas.

Diane B. Morton— Executive Vice President and Chief Human Capital Officer and General Counsel. Ms. Morton joined the Bank in 2015 as Chief Human Capital Officer and General Counsel. Prior to joining the Bank, Ms. Morton served as Senior Labor Counsel at McAllister Olivarius from 2014 to 2015 in London. Previously, Ms. Morton managed her own law firm between 1997 and 2014, acted as the General Counsel to the Tampa Firefighters and Southwest Florida Police Benevolent Association from 2010 to 2014 and was an Assistant State Attorney from 1985 to 1996. As Chief Human Capital Officer & General Counsel, Ms. Morton oversees all Human Resource functions which includes staff development, recruiting, retention, and compensation & benefits. Ms. Morton holds a Bachelor’s degree in Political Science from the University of South Florida and a Juris Doctorate from Stetson University College of Law.

Dustin Symes— Executive Vice President and Retail Lending Executive. Mr. Symes joined the Bank in 2015 as Retail Lending Executive. Prior to joining the Bank, Mr. Symes was Senior Vice President at City National Bank in Miami where he oversaw Personal & Business Banking for their Southern branch network from 2009. Previously Mr. Symes led the sales efforts for Wachovia in Ft. Lauderdale from 2002 to 2009. As Retail Lending Executive Mr. Symes oversees lending and business development for C1 Bank’s 31 banking centers statewide.

Board of Directors

The following table sets forth information regarding the directors of C1 Financial:

Name	Age	Position
William H. Sedgeman, Jr.	73	Senior Advisor, Director (Class III) and Chairman of the Board
Trevor R. Burgess	42	Chief Executive Officer, President and Director (Class III)
Brian D. Burghardt	71	Independent Director (Class I)
Phillip L. Burghardt	67	Independent Director (Class II)
Marcelo Faria de Lima	53	Director (Class III)
Robert P. Glaser	61	Independent Director (Class II)
Neil D. Grossman	57	Independent Director (Class II)
Duane L. Moore	76	Independent Director (Class I)
Kathryn B. Pemble	50	Executive Vice President and Florida Market President, Director (Class I) and Vice Chairman of the Board
Adelaide Alexander Sink	66	Independent Director (Class I)
Ryan L. Snyder	35	Director (Class III)

Certain biographical information for our directors who do not also serve as executive officers is set forth below.

William H. Sedgeman, Jr.—Director, Chairman of the Board and Senior Advisor. Mr. Sedgeman has served as a member of the board of directors of the Company and as the Chairman of the board of directors since the Company’s inception in July 2013. He also serves as Senior Advisor to the Bank. He previously served as the Company’s and the Bank’s Senior Lender and West Florida Market Manager, overseeing the Bank’s West Florida lending team. Mr. Sedgeman has served as a director of the Bank and its predecessor bank since 1995, served as the President of the Bank from 1995 to 1997 as well as Chief Executive Officer of the Bank from 1995 to 2012. In 1995, he founded Community Bank of Manatee, the predecessor to C1 Bank (his second start-up bank) with nine other local business leaders. Prior to joining the Bank, Mr. Sedgeman spent 35 years as a banker in Florida. Mr. Sedgeman received his Bachelor of Arts degree from Harvard College in 1964 and graduated from the Rutgers University Graduate School of Banking in 1980. Mr. Sedgeman provides strong lending and credit analysis skills to our board of directors and valuable experience gained from spending over 40 years as a banker in Florida.

Brian D. Burghardt. Mr. Burghardt is a founding director of the Bank and has served as a director of the Company since its inception in July 2013. He is a master electrician and former co-owner of PDG Electric, an electrical contractor in Manatee County. After selling PDG Electric in 2002, he became a private investor. Mr. Burghardt provides strong business management skills to our board of directors and valuable experience gained from owning and leading a successful business in the local community. His brother, Phillip L. Burghardt, is also a director.

Phillip L. Burghardt. Mr. Burghardt is a founding director of the Bank and has served as a director of the Company since its inception in July 2013. Like his brother, Mr. Burghardt is a master electrician and former co-owner of PDG Electric. After selling PDG Electric in 2002, he also became a private investor. Mr. Burghardt has also served as director of the Manasota Industrial Council, the Manatee Chamber of Commerce and the Economic Development Council of the Chamber. Mr. Burghardt provides strong investment and business management skills to our board of directors and valuable experience gained from owning and leading a successful business in the local community.

Marcelo Faria de Lima. Mr. Lima has served as a director of the Bank since December 2009 and as a director of the Company since its inception in July 2013. Mr. Lima is an entrepreneur with interests in companies located in the United States, Brazil, Mexico, Turkey, Denmark, Portugal and Russia. Mr. Lima started his career as a commercial banker working for ABN Amro Bank in Brazil and Chicago from 1989 to 1996 before working as an investment banker for Donaldson, Lufkin and Jenrette between 1998 and 2000 and Garantia between 1996 and 1998. He graduated from Ponteficia Universidade Catolica do Rio de Janeiro in 1985. Mr. Lima provides strong banking and finance skills to our board of directors and valuable experience gained from a career as a banking and investment professional.

Robert P. Glaser. Mr. Glaser has served as a director of the Bank since 2011 and as a director of the Company since its inception in July 2013. He has served as the President of Smith & Associates Real Estate since 1985 as well as the Chief Executive Officer since 1979. Mr. Glaser has nearly 30 years of real estate experience, managing Tampa Bay’s number one independent real estate company. Mr. Glaser provides strong real estate investment skills to our board of directors and valuable experience gained from leading large real estate investments in the community and throughout the world.

Neil D. Grossman. Mr. Grossman has served as a director of the Bank since 2012 and as a director of the Company since its inception in July 2013. He is a co-founder and Chief Investment Officer of TKNG Capital Partners, LLC since 2003. Mr. Grossman has spent the last two decades in the financial industry working as a proprietary trader, asset manager and market-maker. In particular; he has traded liquid products in major markets around the globe. Mr. Grossman’s experience includes positions in the Investment Office of JPMorgan Chase where, as an Executive Director, he ran a Proprietary Trading Group that focused on global rates and currencies, and the Central Bank of Norway, where he served as Senior Portfolio Manager. Earlier in his career he was a lawyer representing financial services companies, including banks. Mr. Grossman received his J.D. from the Columbia University School of Law, and an M.S. and B.S. in Fluid Dynamics from the Columbia University School of Engineering and Applied Science. Mr. Grossman provides strong financial analysis and risk management skills to our board of directors and valuable experience gained from more than two decades as an investment professional.

Duane L. Moore. Mr. Moore is a founding director of the Bank and has served as a director of the Company since its inception in July 2013. After attending college to study veterinary science, Mr. Moore returned to operate his family’s dairy business, which was formed in 1970 in Bradenton, Florida. He has been an active member of the Manatee County Historical Society and serves on the Florida Feed Technical Committee of the Florida Department of Agriculture. Mr. Moore provides strong business management and community leadership skills to our board of directors and valuable experience gained from a career running a successful dairy business.

Adelaide Alexander Sink. Ms. Sink has served as a director of the Bank since March 2013, as a director of the Company since its inception in July 2013 and as lead independent director of the Company since July 2014. Ms. Sink also serves as Founder and Chair of the Florida Next Foundation, a non-profit, non-partisan organization focused on diversifying Florida’s economy through the growth of small businesses and entrepreneurship. Prior thereto, Ms. Sink served as the state of Florida’s Chief Financial Officer from 2007 to 2011 as one of the four statewide elected officials. During her tenure, she managed over $15.0 billion in state treasury funds, was responsible for state accounting, and implemented reforms in contracting and transparency for citizens. Prior to elected office, Ms. Sink had a 26 year career with Bank of America, including as the President of Florida operations until her retirement in 2000, where she managed the state’s largest bank with $40.0 billion in deposits, leading 9,000 employees in over 800 branches. Ms. Sink provides strong financial and regulatory skills to our board of directors and valuable experience gained from her years as a leader in the Florida financial industry.

Ryan L. Snyder. Mr. Snyder has served as a director of the Company since July 2014. He is the owner and principal attorney of Snyder Law Group, P.A., a law firm that Mr. Snyder founded in 2005. Mr. Snyder received his J.D. from Stetson University College of Law in 2004, and a Bachelor’s Degree from the University of North Carolina in 2002. Mr. Snyder provides strong legal expertise to our board of directors, particularly in the areas of real estate and foreclosure law.

Board Structure and Compensation of Directors

Our board of directors consists of eleven members. Our board has determined that each of Brian D. Burghardt, Phillip L. Burghardt, Robert P. Glaser, Neil D. Grossman, Duane L. Moore and Adelaide Alexander Sink, is independent under applicable NYSE rules.

Our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors are serving until our annual meetings of stockholders in 2018, 2016 and 2017, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. For the two years following the date of the IPO, the Company does not intend to pay any other fees to directors for their service as directors, other than a one-time bonus of $70,000 to our lead independent director and $35,000 to each of our non-employee directors other than Mr. Lima in connection with the IPO. For further details regarding these bonuses, see “Executive Compensation—IPO Bonuses.”

Controlled Company

Our principal stockholders (Marcelo Faria de Lima, Erwin Russel, Marcio Camargo and Trevor Burgess) will continue to collectively control more than 50% of the combined voting power of our common stock if the selling stockholders sell their contemplated stake in full. As a result, we will continue to be considered a “controlled company” for the purposes of the listing requirements of the NYSE. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under NYSE rules;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors;

•	that we have a compensation committee that is composed entirely of independent directors; and

•	that we conduct annual performance evaluations of the nominating and corporate governance committee and compensation committee.

We intend continue to avail ourselves of certain of these exemptions. The controlled company exemption does not modify the independence requirements for our audit committee, and our audit committee is in compliance with the independence requirements of the Sarbanes-Oxley Act and NYSE rules.

Corporate Governance Principles and Board Matters

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. We periodically review our corporate governance policies and procedures in our efforts to ensure that we meet the highest standards of ethical conduct, report results with accuracy and transparency, and maintain full compliance with the laws, rules and regulations that govern our operations. As part of this periodic corporate governance review, the board of directors reviews and adopts corporate governance policies and practices for C1 Financial.

Corporate Governance Policy

C1 Financial has adopted a corporate governance policy to govern certain activities, including:

(1) the duties and responsibilities of the board of directors and each director;

(2) the composition and operation of the board of directors;

(3) the establishment and operation of board committees;

(4) convening executive sessions of independent directors;

(5) succession planning;

(6) the board of directors’ interaction with management and third parties;

(7) the evaluation of the performance of the board of directors and of the Chief Executive Officer; and

(8) orientation of new directors and continuing education.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the audit committee, the directors’ enterprise risk management committee, the executive compensation committee, the directors’ nominating and corporate governance committee, the directors’ ALCO & investments committee and the directors’ loan committee. Each committee of the board of directors operates under a written charter. Our board also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee

The audit committee, which consists of Phillip L. Burghardt (Chairman), Neil D. Grossman, Duane L. Moore and Adelaide Alexander Sink, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that both Neil D. Grossman and Adelaide Alexander Sink qualify as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The audit committee met four times during 2014.

Directors’ Enterprise Risk Management Committee

The directors’ enterprise risk management committee was established in 2014 and consists of Trevor R. Burgess (Chairman), Robert P. Glaser, Neil D. Grossman, Ryan Snyder and Marcelo Faria de Lima. The primary duty of the Directors’ Enterprise Risk Management Committee is to make sure that sound policies, procedures, and practices are implemented for the management of key risks under our risk framework (which includes market, operational, liquidity, credit, insurance, regulatory, legal, and reputational risk), ensuring our actual risk profile is consistent with its risk appetite, and that any exceptions are reported by senior management. The directors’ enterprise risk management committee met four times during 2014.

Executive Compensation Committee

The executive compensation committee, which consists of Marcelo Faria de Lima (Chairman), Trevor R. Burgess and Phillip L. Burghardt, assists the board of directors in reviewing compensation received by directors for service on the board of directors and its committees, reviewing and approving the compensation of our executive officers, evaluating the performance of our chief executive officer, overseeing the performance evaluation of management and administering and making recommendations to the board of directors with respect to our incentive-compensation plans, equity-based compensation plans and other benefit plans. The executive compensation committee met two times during 2014. Messrs. Burgess and Faria de Lima are not independent under applicable NYSE rules. As discussed above, the Company, as a “controlled company” under the NYSE listing standards, is exempt from the requirement that all compensation committee members be independent.

Directors’ Nominating and Corporate Governance Committee

The directors’ nominating and corporate governance committee, which consists of Phillip L. Burghardt (Chairman), Trevor R. Burgess and Marcelo Faria de Lima, assists the board of directors in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, overseeing the board of directors’ annual evaluation of the performance of the board of directors, its committees and individual directors and developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company. The directors’ nominating and corporate governance committee met three times during 2013. Messrs. Burgess and Faria de Lima are not independent under applicable NYSE rules. As discussed above, the Company, as a “controlled company” under the NYSE listing standards, is exempt from the requirement that all nominating and corporate governance committee members be independent.

Directors’ ALCO & Investments Committee

The directors’ ALCO & Investments Committee, which consists of Neil D. Grossman (Chairman), Trevor R. Burgess, Brian D. Burghardt, Marcelo Faria de Lima and Kathryn B. Pemble, is responsible for setting C1 Financial’s overall policy, limits and strategies with respect to interest rate risk, valuation risk, capital, liquidity and the investment portfolio of C1 Financial and its subsidiaries. The directors’ ALCO & investments committee met four times during 2014.

Directors’ Loan Committee

The directors’ loan committee, which consists of the full board of directors, is responsible for providing oversight of the credit risk management function of the Bank as well as exercising approval authority relationships above our house limit of $30 million. Because the directors’ loan committee consists of the full board, any committee matters are addressed during our regular board meetings.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that is designed to ensure that our directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that our directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in C1 Financial’s best interest.

Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics and Business Conduct. As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, we have established procedures to receive, retain, and treat complaints received regarding accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. It is our policy that no reprisal will be taken against any director, executive officer or employee who reports a concern in good faith and pursuant to and in accordance with the Code of Ethics and Business Conduct.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2014, our executive compensation committee consisted of Marcelo Faria de Lima (Chairman), Trevor R. Burgess and Phillip L. Burghardt. Mr. Burgess is an officer and employee of the Company and the Bank. None of the other members of our executive compensation committee is or has ever been an officer or employee of the Company or the Bank. None of the members of our executive compensation committee has had any relationship with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers or the executive officers of the Bank serves or has served as a member of the board of directors or an executive compensation committee (or other board committee performing equivalent functions or if there is no such committee, the entire board of directors) of any other entity that has an executive officer serving as a member of our board of directors or our executive compensation committee.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers (our named executive officers, or NEOs) during our fiscal year ended December 31, 2014.

Name and Position Principal	Year	Salary ($)		Bonus(1) ($)	All Other Compen-sation(2) ($)	Total ($)
Trevor Burgess, President and Chief Executive Officer	2014	467,824.48	(3)	875,000.00	500.00	1,343,324.48
	2013	339,000.00		300,000.00	500.00	639,500.00
Cristian Melej, Executive Vice President and Chief Financial Officer(4)	2014	210,000.00	(5)	170,000.00	-	380,000.00
	2013	-			-	-
Rita Lowman, Executive Vice President and Chief Operating Officer	2014	210,000.00	(5)	20,000.00	500.00	230,500.00
	2013	200,000.16		50,000.00	500.00	250,500.16

_______________

(1)	Represents annual bonuses, the amounts of which were determined by the Executive Compensation Committee. These bonuses were purely discretionary and not based on a predetermined formula. In connection with our IPO, in 2014 Mr. Burgess received a one-time cash bonus payment in the amount of $500,000 and Mr. Melej received a one-time cash bonus payment in the amount of $100,000.

(2)	Represents 401(k) matching payments. This category does not include a $10 million dollar term life insurance policy on Mr. Burgess for which the Bank is both owner and beneficiary.

(3)	Effective May 1, 2014, Mr. Burgess’ annual salary was increased to $532,237. At the same time, his Expense Reimbursement Agreement with the Bank, under which he had been paid an amount similar to the salary increase, was terminated.

(4)	Mr. Melej was not a named executive officer in 2013.

(5)	Effective January 1, 2015, the annual salary of Mr. Melej and Ms. Lowman was each increased to $250,000.

Agreements with NEOs

Employment Agreements

None of our NEOs have employment agreements.

Mr. Burgess’ Expense Reimbursement Agreement

On December 3, 2009, the Bank entered into a two-year expense reimbursement agreement with Mr. Burgess. This agreement contained an automatic renewal provision under which the agreement would renew for a one-year period following the expiration of the initial two-year term and for an additional one-year period after each subsequent anniversary. Pursuant to this agreement, Mr. Burgess undertook to assist the Bank with strategic and financial planning to the extent reasonably requested by the Bank. The Bank would reimburse Mr. Burgess for certain expenses incurred by him in connection with the fulfillment of his duties as a Director of the Bank and his assistance with strategic and financial planning, up to a maximum of $10,000 per month. In the event that the reimbursement of any expense was deemed to constitute taxable income to Mr. Burgess, the amount of such reimbursement would be increased to cover any taxes payable on the amount of such reimbursement and such additional amounts. Upon a termination of the agreement, the Bank would be obligated to reimburse Mr. Burgess for any expenses incurred through the date of termination. This agreement was terminated on May 1, 2014.

Outstanding Equity Awards at Fiscal Year End

None of our NEOs held any outstanding equity awards as of December 31, 2014.

Retirement Benefits

Other than benefits under our 401(k) plan, we have not provided the NEOs with any retirement benefits.

Termination Benefits

The NEOs are not parties to any plan or arrangements that provide for payments or benefits following their termination of employment.

Director Compensation

See “Management—Board Structure and Compensation of Directors” for our proposed director compensation structure.

IPO Bonuses

In connection with our IPO, Mr. Burgess received a one-time cash bonus payment in the amount of $500,000 and Mr. Melej received a one-time cash bonus payment in the amount of $100,000. These cash bonus payment will vest in equal installments over a five-year period beginning on the date of the pricing of the IPO and will automatically vest in full upon a change in control. In the event of a voluntary termination of employment by Mr. Burgess or Mr. Melej, any unvested portion will be subject to clawback.

In connection with our IPO, a one-time cash bonus of $70,000 was paid to our lead independent director and $35,000 to each of our non-employee directors other than Mr. Lima. The bonus payments have a vesting period of two years beginning on the effective date of the IPO. In the event of a director’s termination of service during the vesting period, a pro rata portion of the bonus will be subject to clawback.

Cash Incentive Plan

Our board of directors adopted a cash incentive plan, or the Cash Bonus Plan, on July 17, 2014. The Cash Bonus Plan was adopted to enable the Company to recognize the contributions, and reward the performance, of key employees of the Company and its affiliates. The executive compensation committee will administer the Cash Bonus Plan, subject to delegation, and has authority to grant awards thereunder. Awards may be discretionary or earned based on factors, criteria, or objectives, which may include the performance measures provided in the Omnibus Plan, determined by the executive compensation committee or its delegate. Cash Bonus Plan payments, if any, will be made in cash no later than 60 days following the end of the applicable performance period. Unless otherwise provided by the executive compensation committee, a participant must be actively employed by or providing substantial services to the Company on the payment date in order to receive the award.

Equity Compensation Plan

Our board of directors adopted an equity compensation plan in the form of an omnibus incentive plan, or Omnibus Plan, on July 17, 2014. We did not grant any awards under the Omnibus Plan in 2014. The following is a summary of the material terms of the Omnibus Plan.

Purpose

The purpose of the Omnibus Plan is to motivate and reward those employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further our best interests and those of our stockholders.

Plan Term

The Omnibus Plan is scheduled to expire after ten years. The term will expire sooner if, prior to the end of the ten-year term or any extension period, the maximum number of shares available for issuance under the Omnibus Plan has been issued or our board of directors terminates the Omnibus Plan.

Authorized Shares and Award Limits

Subject to adjustment (as described below), 1,000,000 shares of our common stock (after giving effect to the 7 for 1 reverse stock split) will be available for awards to be granted under the Omnibus Plan (other than substitute awards; that is, awards that are granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by us or with which we combine). Subject to adjustment (as described below), 1,000,000 shares of our common stock will be available for awards to be granted to our non-employee directors under the Omnibus Plan.

Subject to adjustment (as described below), the maximum number of shares of our common stock that may be granted to any single individual during any calendar year is as follows: (i) stock options and SARs that relate to no more than 500,000 shares of our common stock; (ii) restricted stock and RSUs that relate to no more than 500,000 shares of our common stock; (iii) performance awards denominated in shares and other share-based awards that relate to no more than 500,000 shares of our common stock; (iv) deferred awards denominated in shares that relate to no more than 500,000 shares of our common stock; (v) deferred awards denominated in cash that relate to no more than $15,000,000; and (vi) performance awards denominated in cash and other cash-based awards that relate to no more than $15,000,000. The number of shares specified above give effect to the 7 for 1 reverse stock split that occurred immediately prior to the execution of the underwriting agreement in connection with the IPO.

If an award is forfeited, expires, terminates or otherwise lapses or is settled for cash, in whole or in part, the shares covered by such award will again be available for issuance under the Omnibus Plan. Shares withheld to pay taxes or shares tendered or withheld in payment of an exercise price will not again become available for issuance under the Omnibus Plan.

Administration

Our executive compensation committee or such other committee as may be designated by our board of directors, or if no committee is designated, our board of directors (collectively referred to as the “Committee”) will administer the Omnibus Plan and has authority to:

•	designate participants;

•	determine the types of awards (including substitute awards) to grant, the number of shares to be covered by awards, the terms and conditions of awards, whether awards may be settled or exercised in cash, shares, other awards, other property or net settlement, the circumstances under which awards may be canceled, repurchased, forfeited or suspended, and whether awards may be deferred automatically or at the election of the holder or the executive compensation committee;

•	interpret and administer the Omnibus Plan and any instrument or agreement relating to, or award made under, the Omnibus Plan;

•	amend the terms or conditions of outstanding awards, including to accelerate the time or times at which an award becomes vested, unrestricted or may be exercised;

•	correct any defect, supply any omission and reconcile any inconsistency in the Omnibus Plan or any award to carry the Omnibus Plan into effect;

•	establish, amend, suspend or waive rules and regulations and appoint agents; and

•	make any other determination and take any other action that it deems necessary or desirable to administer the Omnibus Plan.

To the extent not inconsistent with applicable law, the executive compensation committee may delegate to a committee of one or more directors or to one or more of our officers the authority to grant awards under the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for grants of incentive and non-qualified stock options, SARs, restricted stock, RSUs, performance awards, deferred awards, other share-based awards and other cash-based awards:

•	Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option (except in the case of substitute awards) will be determined by the executive compensation committee at the time of grant but may not be less than the closing price of a share of our common stock on the day prior to the grant date. The executive compensation committee will determine the date on which each stock option becomes vested and exercisable and the expiration date of each option. No stock option will be exercisable more than ten years from the grant date, except that the executive compensation committee may, in accordance with Section 409A of the Code, provide in an award agreement for an extension of such ten-year term in the event the exercise of the option would be prohibited by law on the expiration date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code.

•	SARs. A SAR represents a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our common stock from the grant date over the exercise or hurdle price of such SAR. The per share exercise price of a SAR (except in the case of substitute awards) will be determined by the executive compensation committee but may not be less than the closing price of a share of our common stock on the day prior to the grant date. The executive compensation committee will determine the date on which each SAR may be exercised or settled, in whole or in part, and the expiration date of each SAR. However, no SAR will be exercisable more than ten years from the grant date.

•	Restricted Stock. Restricted stock is an award of shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

•	RSUs. An RSU represents a contractual right to receive the value of a share of our common stock at a future date, subject to specified vesting and other restrictions.

•	Performance Awards. Performance awards, which may be denominated in cash or shares, will be earned upon the satisfaction of performance conditions specified by the executive compensation committee. The performance conditions for awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code may include, but not be limited to, the following: total stockholder return; return on equity; return on tangible common equity; return on tier 1 common equity; return on assets or net assets; return on risk-weighted assets; return on capital (including return on total capital or return on invested capital); total revenue; gross revenue; net revenue; revenue growth; net sales; earnings per share; earnings or loss (including earnings before or after interest, taxes, depreciation and amortization); gross income; net income after cost of capital; net interest income; non-interest income; fee income; net interest margin; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); pre- or after-tax operating income; net earnings; net income or loss (before or after taxes); operating margin; gross margin; adjusted net income; expenses; operating efficiencies; non-interest expense and operating/efficiency ratios; improvement in or attainment of expense levels or working capital levels (including cash and accounts receivable); loans; deposits; assets; tangible equity; charge-offs; net charge-offs; non-performing assets or loans; risk-weighted assets; classified assets; criticized assets; allowance for loans and lease losses; loan loss reserves; asset quality levels; year-end cash; investments; interest-sensitivity gap levels; regulatory compliance; satisfactory internal or external audits; financial ratings; stockholders’ equity; tier 1 capital; liquidity; cash flow or cash flow per share (before or after dividends); cash flow return on investment; share price; appreciation in and/or maintenance of share price; market capitalization; market share; debt reduction; operating efficiencies; customer satisfaction; customer growth; employee satisfaction; research and development achievements; branding; mergers and acquisitions; succession management; people development; management retention; dynamic market response; expense reduction initiatives; reductions in costs; risk management; regulatory compliance and achievements; implementation, completion or attainment of measurable objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; recruiting and maintaining personnel; economic value-added models or equivalent metrics; economic profit added; gross profits; economic profit; comparisons with various stock market indices; financial ratios (including those measuring liquidity, activity, profitability or leverage); cost of capital or assets under management; and financing and other capital-raising transactions (including sales of the Company’s equity or debt securities; factoring transactions; sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions). These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, may be based on a ratio or separate calculation of any performance criteria and may be made relative to an index or one or more of the performance goals themselves.

•	Deferred Awards. The executive compensation committee is authorized to grant awards denominated in a right to receive shares of our common stock or cash on a deferred basis, in lieu of any annual bonus payable under any of our bonus plans or arrangements. The executive compensation committee will determine the method of converting the amount of annual bonus into a deferred award. Deferred awards can be granted independently or as an element of, or supplement to, any other award under the Omnibus Plan.

•	Other Share-Based Awards. The executive compensation committee is authorized to grant other share-based awards, which may be denominated in shares of our common stock or factors that may influence the value of our shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or that of our business units or any other factors that the executive compensation committee designates.

•	Other Cash-Based Awards. The executive compensation committee is authorized to grant other cash-based awards either independently or as an element of or supplement to any other award under the Omnibus Plan.

Adjustments

In the event that the executive compensation committee determines that, as result of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of our shares or other securities, issuance of warrants or other rights to purchase our shares or other securities of the Company, issuance of our shares pursuant to the anti-dilution provisions of our securities, or other similar corporate transaction or event affecting our shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Plan, the executive compensation committee will, subject to compliance with Section 409A of the Code, adjust equitably any or all of:

•	the number and type of shares or other securities that thereafter may be made the subject of awards, including the aggregate and individual limits under the Omnibus Plan;

•	the number and type of shares or other securities subject to outstanding awards; and

•	the grant, purchase, exercise or hurdle price for any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.

In addition, the executive compensation committee is authorized to adjust the terms and conditions of, and the criteria included in, outstanding awards in recognition of events (including those events described above) affecting the Company or the financial statements of the Company, or changes in applicable laws, regulations or accounting principles, whenever the executive compensation committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Plan, subject, in all such instances, to compliance with Section 162(m) of the Internal Revenue Code.

No Repricing

Except as provided the Omnibus Plan’s adjustment provisions (as described above), no action shall directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant thereof without approval of our stockholders.

Termination of Service and Change of Control

The executive compensation committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle or be forfeited. In the event of a change of control, except as otherwise provided in the applicable award agreement, the executive compensation committee may provide for:

•	continuation or assumption of outstanding awards under the Omnibus Plan by us (if we are the surviving corporation) or by the surviving corporation or its parent;

•	substitution by the surviving corporation or its parent of awards with substantially the same terms and value as such outstanding awards under the Omnibus Plan;

•	acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or conditions deemed met at target) or the right to exercise outstanding awards immediately prior to the date of the change of control and the expiration of awards not timely exercised by the date determined by the executive compensation committee; or

•	in the case of outstanding stock options and SARs, cancelation in consideration of a payment in cash or other consideration equal to the intrinsic value of the award. The executive compensation committee may, in its sole discretion, terminate without the payment of any consideration, any stock options or SARs for which the exercise or hurdle price is equal to or exceeds the per share value of the consideration to be paid in the change of control transaction.

Amendment and Termination

Our board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Plan, subject to approval of our stockholders if required by the rules of the stock exchange on which our shares are principally traded. The executive compensation committee may also amend, alter, suspend, discontinue or terminate, or waive any conditions or rights under, any outstanding award. However, subject to the adjustment provision and change of control provision (each summarized above), any such action by the executive compensation committee that would materially adversely affect the rights of a holder of an outstanding award may not be taken without the holder’s consent, except to the extent that such action is taken to cause the Omnibus Plan to comply with applicable law, stock market or exchange rules and regulations, or accounting or tax rules and regulations, or to impose any “clawback” or recoupment provisions on any awards in accordance with the Omnibus Plan.

In addition, the executive compensation committee may amend the Omnibus Plan or create sub-plans in such manner as may be necessary to enable the plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations. In the event of our dissolution or liquidation, each award will terminate immediately prior to the consummation of such action, unless otherwise determined by the executive compensation committee. Subject to the adjustment provision summarized above, the executive compensation committee may not directly or indirectly, through cancellation or re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant without approval of our stockholders.

U.S. Federal Income Tax Consequences

Non-Qualified Stock Options

A non-qualified stock option is an option that does not meet the requirements of Section 422 of the Internal Revenue Code. A participant will not recognize taxable income when granted a non-qualified stock option. When the participant exercises the stock option, he or she will recognize taxable ordinary income equal to the excess of the fair market value of the shares received on the exercise date over the aggregate exercise price of the shares. The participant’s tax basis in the shares acquired on exercise of the option will be increased by the amount of such taxable income. We generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the participant recognizes. When the participant sells the shares acquired on exercise, the participant will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them. Special rules apply if all or a portion of the exercise price is paid in the form of shares.

Incentive Stock Options

An incentive stock option is an option that meets the requirements of Section 422 of the Internal Revenue Code. A participant will not have taxable income when granted an incentive stock option or when exercising the option. If the participant exercises the option and does not dispose of the shares until the later of two years after the grant date and one year after the exercise date, the entire gain, if any, realized when the participant sells the shares will be taxable as long-term capital gain. We will not be entitled to any corresponding tax deduction.

If a participant disposes of the shares received upon exercise of an incentive stock option within the one-year or two-year periods described above, it will be considered a “disqualifying disposition,” and the option will be treated as a non-qualified stock option for federal income tax purposes. If a participant exercises an incentive stock option more than six months after the participant’s employment or service with us terminates, the option will be treated as a non-qualified stock option for federal income tax purposes. If the participant is disabled and terminates employment or service because of his or her disability, the six-month period is extended to one year. The six-month period does not apply in the case of the participant’s death.

Stock Appreciation Rights

The grant of SARs will not result in the recognition of taxable income by the participant or in a deduction to the Company. Upon exercise, a participant will recognize ordinary income in an amount equal to the then fair market value of the shares of common stock or cash distributed to the participant. The Company is generally entitled to a tax deduction equal to the amount of such income. When the participant sells the shares acquired on exercise, the participant will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them.

Restricted Stock

A participant who is awarded restricted stock will not be taxed at the time an award is granted unless the participant makes the special election with the Internal Revenue Service pursuant to Section 83(b) of the Internal Revenue Code as discussed below. Upon lapse of the risk of forfeiture applicable to the shares comprising the award, the participant will be taxed at ordinary income tax rates on the then fair market value of the shares. The Company is generally entitled to a tax deduction equal to the amount of such income. The participant’s tax basis in the shares will be equal to the ordinary income so recognized. When the participant sells the shares, the participant will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year after the tax realization event before selling them.

Pursuant to Section 83(b) of the Internal Revenue Code, the participant may elect within 30 days of receipt of the award to be taxed at ordinary income tax rates on the fair market value of the shares comprising such award at the time of award (determined without regard to any restrictions which may lapse) less any amount paid for the shares. In that case, the participant will acquire a tax basis in the shares equal to the ordinary income recognized by the participant at the time of award. No tax will be payable upon the lapse of the risk of forfeiture, and any gain or loss upon subsequent disposition will be a capital gain or loss. In the event of a forfeiture of shares of common stock with respect to which a participant previously made a Section 83(b) election, the participant will generally not be entitled to a loss deduction.

Restricted Stock Units

A participant who receives restricted stock units will be taxed at ordinary income tax rates on the then fair market value of the shares of common stock distributed at the time of settlement of the restricted stock units and a corresponding deduction generally will be allowable to the Company at that time. The participant’s tax basis in the shares will equal the amount taxed as ordinary income, and on subsequent disposition the participant will realize long-term or short-term capital gain or loss.

Employee Stock Purchase Plan

Our board of directors adopted the C1 Financial, Inc. 2014 Employee Stock Purchase Plan, or ESPP, on July 17, 2014, which permits our employees to contribute up to a specified percentage of base salary and commissions to purchase our shares at a discount. We did not commence any offering period under the ESPP in 2014. The following is a summary of the material terms of the ESPP and is qualified in its entirety by reference to the ESPP included as Exhibit 10.3 to this registration statement.

Purpose

The purpose of the ESPP is to facilitate our employees’ participation in the ownership and economic progress of the Company by providing our employees with an opportunity to purchase shares of our common stock.

Plan Term

The ESPP is scheduled to expire ten years following the effective date of this offering. The term will expire sooner if, prior to the end of the ten-year term, the maximum number of shares available for issuance under the ESPP has been issued or our board of directors terminates the ESPP.

Authorized Shares and Share Limits

Subject to adjustment (as described below), an allotment of 1,000,000 shares of our common stock (after giving effect to the 7 for 1 reverse stock split) are available for sale under the ESPP. A participant may not commit more than $25,000 toward the purchase of shares from this allotment during any calendar year, as described below.

Authorized and unissued shares of our common stock or shares reacquired by us may be made subject to purchase under the ESPP, as determined in the discretion of the committee appointed by our board of directors to administer the ESPP or our board of directors. The Company expects to reaquire shares in the open market for use in the ESPP. If any purchase of shares of our common stock pursuant to an option under the ESPP is not consummated for any reason, the shares subject to such option will be added back to the aggregate allotment of shares under the ESPP.

Administration

A committee appointed by our board of directors will administer the ESPP and will have authority to designate participants (subject to Section 423 of the Internal Revenue Code); determine all questions with regards to rights of employees, including but not limited to, eligibility to participate in the ESPP and the range of permissible percentages of payroll deductions and the maximum amount; adopt rules of procedure and regulations necessary for the administration of the ESPP (provided that such rules are not inconsistent with the terms of the plan) and enforce the terms of the ESPP and regulations adopted; prescribe procedures to be followed by eligible employees to participate in the ESPP; direct the administration of the ESPP; direct or cause the distribution of shares of our common stock purchased under the ESPP; furnish or cause to be furnished to us information required for tax or other purposes; maintain separate accounts in the name of each participant; receive from us, our subsidiaries and each eligible employee information necessary for the proper administration of the ESPP; engage the service of counsel and agents whom it may deem advisable to assist it with the performance of its duties; interpret and construe the ESPP in its sole discretion, correct any defect, supply any omission or reconcile any inconsistency in the ESPP to carry the ESPP into effect and make any changes or modifications necessary to administer and implement the provisions of the ESPP in any foreign country to the fullest extent possible; and delegate any of its duties and authorities under the ESPP to such parties or committees as it may determine.

Eligibility

Our employees (including employees of our designated subsidiaries) whose customary employment is for more than five months per year and at least 20 hours per week, and who have completed 30 days of service with us on the first day of any offering period (as summarized below), may participate in the ESPP, except that no employee will be eligible to participate in the ESPP if, immediately after the grant of an option to purchase shares under the ESPP, that employee would own 5% of the total combined voting power or value of all classes of our common stock. In addition, employees who are citizens or residents of a foreign jurisdiction will be prohibited from participating in the ESPP if the grant of an option to such employees would be prohibited under the laws of such foreign jurisdiction or if compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Internal Revenue Code.

Participation

In order to participate in the ESPP, an employee who is eligible at the beginning of an offering period will authorize payroll deductions of a fixed percentage of base salary and commissions on an after-tax basis for each pay date during the offering period. The committee appointed by our board of directors may permit payments by participants in a manner different from such payroll deductions so long as such a payment system complies with applicable rules under Section 423 of the Code.

No participant may accrue options to purchase shares of our common stock at a rate that exceeds $25,000 in fair market value of our stock (determined as of the first day of the offering period during which such rights are granted) for each calendar year in which such rights are outstanding at any time.

Offering Periods

The ESPP provides for offering periods no greater in length than twenty-seven months, with purchases being made on the last day of each offering period.

Purchases

On the last day of an offering period, also referred to as the exercise date, a participant’s accumulated payroll deductions are used to purchase shares of our common stock. The number of shares a participant purchases on each exercise date is determined by dividing the total amount of payroll deductions withheld from the participant’s base salary and/or commissions, as applicable, during that offering period by the lesser of (i) 85% of the closing price of a share of our common stock on the first day of the offering period and (ii) 85% of the closing price of a share of our common stock on the exercise date (or if the shares did not trade on such dates, for the most recent trading day preceding the applicable date, as the case may be), as reported on the principal stock market or exchange on which our shares of common stock are quoted or traded. The committee appointed by our board of directors may increase this purchase price for any offering period in its discretion.

Participants are not entitled to any dividends or voting rights with respect to options to purchase shares of our common stock under the ESPP. Shares received upon exercise of an option shall be entitled to receive dividends on the same basis as other outstanding shares of our common stock.

Withdrawal and Termination of Employment

A participant can withdraw all, but not less than all, of the payroll deductions credited to his or her account for the applicable offering period by delivery of notice prior to the exercise date for such offering period. If a participant’s employment is terminated on or before the exercise date (including due to retirement or death), the participant will be deemed to have elected to withdraw from the ESPP, and the accumulated payroll deductions held in the participant’s account will be returned to the participant or his or her beneficiary (in the event of the participant’s death).

Adjustments upon Changes in Capitalization and Certain Transactions

In the event of a merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or other similar transaction or other change in corporate structure affecting shares of our common stock or their value, or any unusual or reoccurring transactions or events affecting us or any changes in applicable laws, regulations or accounting principles, the committee appointed by our board of directors, in its sole discretion, is authorized to take action to:

•	terminate outstanding options in exchange for an amount of cash equal to the amount that would have been obtained if such options were currently exercisable;

•	replace outstanding options with other rights or property;

•	provide for the assumption of outstanding options by a successor or survivor corporation (or a parent or subsidiary) or the substitution of similar rights covering such successor or survivor (or a parent or subsidiary);

•	make adjustments to the number and type of common stock subject to outstanding options under the ESPP or to the terms and conditions of outstanding options and options which may be granted in the future;

•	shorten the offering period then in progress and set as the new exercise date the date immediately prior to the date of any transaction or event described above and provide for necessary procedures to effectuate such actions; and

•	provide that all outstanding options will terminate without being exercised.

Amendment and Termination

Our board of directors may amend, alter, suspend, discontinue or terminate the ESPP at any time and for any reason, except that our board of directors may not, without shareholder approval, increase the maximum number of shares of common stock that may be issued under the ESPP (except pursuant to or in connection with a change in capitalization or other transaction summarized above). Except as required to comply with Section 423 of the Internal Revenue Code, as required to obtain a favorable tax ruling from the Internal Revenue Service, or as specifically provided in the ESPP, no such amendment, alteration, suspension, discontinuation or termination of the ESPP may be made to an outstanding option which adversely affects the rights of any participant without the consent of such participant.

U.S. Federal Income Tax Consequences

The ESPP and the options to purchase shares of our common stock granted to participants under the ESPP are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon a sale or other disposition of the shares, the participant’s tax consequences will generally depend upon his or her holding period with respect to the shares. The holding period is the later of (i) two years after the grant date, or (ii) one year after the date of exercise of the option. If a participant disposes of a share purchased under the ESPP before meeting the holding period test, referred to as a disqualifying disposition, then such participant will be deemed to have received taxable compensation in the calendar year of disposition in an amount equal to the excess of the fair market value of the share on the day of purchase over the price he or she paid for the share. In the event of a disqualifying disposition, we are generally allowed a tax deduction equal to the income recognized by the participant. If a participant disposes of a share purchased under the ESPP after meeting the holding period test, referred to as a qualifying disposition, such participant will still be deemed to have received taxable compensation, but it will be the lesser of (i) the original discount on the share assuming the stock had been purchased on the offering date, or (ii) the excess of the fair market value of the share on the day of disposition over the price he or she paid for the share. In the event of a qualifying disposition, we are generally not allowed a tax deduction for the income recognized by the participant.

Relationships and Related Transactions

Loans to Officers, Directors and Affiliates

We offer loans in the ordinary course of business to our insiders, including executive officers and directors, their related interests and immediate family members, and other employees. Applicable law and our written credit policies require that loans to insiders be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and must not involve more than the normal risk of repayment or present other unfavorable features. Loans to non-insider employees and other non-insiders are subject to the same requirements and underwriting standards and meet our normal lending guidelines, except that non-insider employees and other non-insiders may receive preferential interest rates and fees as an employee benefit. Loans to individual employees, directors and executive officers must also comply with the Bank’s statutory lending limits. All extensions of credit to the related parties must be reviewed and approved by the Bank’s board of directors, and directors with a personal interest in any loan application are excluded from the consideration of such loan application.

We have made loans to directors and executive officers. Such loans amounted to $2.5 million and $813 thousand at December 31, 2014 and 2013, respectively. The loans to such persons (i) complied with our Regulation O policies and procedures, (ii) were made in the ordinary course of business, (iii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related us, and (iv) did not involve more than a normal risk of collectability or did not present other features unfavorable to the Company.

Related Party Transaction Policy

Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act, which governs certain transactions by us with our affiliates, and the Federal Reserve’s Regulation O, which governs certain loans by us to executive officers, directors and principal stockholders. We have adopted policies to comply with these regulatory requirements and restrictions.

We have adopted a written policy that complies with all applicable requirements of the SEC and the NYSE concerning related party transactions. Pursuant to this policy, our (i) directors, director nominees and executive officers, including any immediate family member of such persons; and (ii) beneficial holders of five percent or more of our common stock, including any immediate family member of such beneficial holder, will not be permitted to enter into a related party transaction with us, as discussed below, without the consent of our board of directors or a designated committee thereof consisting solely of independent directors. Any request for us to enter into a transaction in which any such party has a direct or indirect material interest, subject to exceptions, will be required to be presented to our board of directors or the designated committee for review, consideration and approval. Each director, director nominee and executive officer will be required to report to our board of directors or the designated committee any such related party transaction and such related party transaction will be reviewed and approved or disapproved by the board of directors or the designated committee.

Principal and Selling Stockholders

The selling stockholders identified in the table below will offer and sell, under this prospectus, the shares of common stock indicated below in this offering. The table below has been prepared based upon information furnished to us by the selling stockholders as of the dates represented in the footnotes accompanying the table.

We have been advised, as noted in the footnotes in the table below, that none of the selling stockholders is a broker-dealer and that certain of the selling stockholders are affiliates of a broker-dealer and/or underwriter. Those selling stockholders have informed us that they bought our securities in the ordinary course of business, and that none of these selling stockholders had, at the time of their purchase of our securities, any agreements or understandings, directly or indirectly, with any person to distribute such securities.

The following table and footnote disclosure following the table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, that the selling stockholder has had within the past three years with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by the selling stockholder before this offering. The number of shares reflected are those beneficially owned, as determined under applicable rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated in the footnotes to the table below and subject to community property laws where applicable, we believe, based on information furnished to us, that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Marcelo Faria de Lima(1)	4,076,075	25.32	3,447,948	21.41
Erwin Russel(2)	2,189,680	13.60	1,875,616	11.65
Marcio Camargo(3)	1,793,089	11.14	1,479,025	9.19

______________

(1)	Shares beneficially owned by Marcelo Faria de Lima are held by CBM Holdings Qualified Family, L.P. The address of CBM Holdings Qualified Family, L.P. is 155 Wellington Street West, 37th floor, Toronto, Ontario, Canada, M5V 3J7. Mr. Faria de Lima intends to enter into a $20.0 million loan with a financial institution secured by the number of shares of our common stock equivalent to the principal amount of the loan. Mr. Faria de Lima is a business partner with three other principal stockholders (Erwin Russel, Marcio Camargo and Trevor R. Burgess). Mr. Faria de Lima disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(2)	Mr. Russel’s address is Artesia Gestão, Av. Das Nações Unidas 12551, CJ 1507, São Paulo, SP 04578, Brazil. Mr. Russel is in the process of transferring his shares of our common stock to Amazonite Family L.P., which is beneficially owned by him. To the extent the transfer occurs prior to consummation of this offering, the selling stockholder will be Amazonite Family L.P. Mr. Russel is a business partner with three other principal stockholders (Marcelo Faria de Lima, Marcio Camargo and Trevor R. Burgess). Mr. Russel disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(3)	Shares beneficially owned by Marcio Camargo are held by Oakland Investment LLC. The address of Oakland Investment is 16192 Coastal Highway Lewes, DE 19958, County of Sussex, Delaware, and Mr. Camargo's business address is Av. Das Nações Unidas 12551, CJ 1507, São Paulo, SP 04578, Brazil. Mr. Camargo is a business partner with three other principal stockholders (Marcelo Faria de Lima, Erwin Russel and Trevor R. Burgess). Mr. Camargo disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

The following table sets forth information regarding beneficial ownership of our common stock as of the date hereof by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 16,100,966 common shares issued and outstanding on June 30, 2015. Unless otherwise indicated, the address for each listed stockholder is: c/o C1 Financial, Inc., 100 5th Street South, St. Petersburg, Florida 33701.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering(8)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Marcelo Faria de Lima(1)	4,076,075	25.32	3,447,948	21.41
Erwin Russel(2)	2,189,680	13.60	1,875,616	11.65
Marcio Camargo(3)	1,793,089	11.14	1,479,025	9.19
Trevor R. Burgess(4)	1,266,179	7.86	1,266,179	7.86
Phillip L. Burghardt(5)	183,079	1.14	183,079	1.14
Neil D. Grossman	129,200	*	129,200	*
Rita J. Lowman(6)	123,871	*	123,871	*
Brian D. Burghardt(5)	94,452	*	94,452	*
Cristian Melej	80,294	*	80,294	*
Duane L. Moore	51,893	*	51,893	*
Robert P. Glaser	30,629	*	30,629	*
Ryan L. Snyder	20,975	*	20,975	*
Marcio de Oliveira	17,770	*	17,770	*
James Steiner	17,575	*	17,575	*
Alan G. Randolph	17,479	*	17,479	*
Adelaide Alexander Sink	9,348	*	9,348	*
William H. Sedgeman, Jr.(7)	8,608	*	8,608	*
Kathryn B. Pemble	5,000	*	5,000	*
Diane B. Morton	1,000	*	1,000	*
Jerry J. Allen	734	*	734	*
Dustin Symes	—	*	—	*
All directors and executive officers as a group (19 persons)	6,134,161	38.10	5,506,034	34.20

_______________

*	Less than 1%

(1)	Shares beneficially owned by Marcelo Faria de Lima are held by CBM Holdings Qualified Family, L.P. The address of CBM Holdings Qualified Family, L.P. is 155 Wellington Street West, 37th floor, Toronto, Ontario, Canada, M5V 3J7. Mr. Faria de Lima intends to enter into a $20.0 million loan with a financial institution secured by the number of shares of our common stock equivalent to the principal amount of the loan. Mr. Faria de Lima is a business partner with three other principal stockholders (Erwin Russel, Marcio Camargo and Trevor R. Burgess). Mr. Faria de Lima disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(2)	Mr. Russel’s address is Artesia Gestão, Av. Das Nações Unidas 12551, CJ 1507, São Paulo, SP 04578, Brazil. Mr. Russel is in the process of transferring his shares of our common stock to Amazonite Family L.P., which is beneficially owned by him. To the extent the transfer occurs prior to consummation of this offering, the selling stockholder will be Amazonite Family L.P. Mr. Russel is a business partner with three other principal stockholders (Marcelo Faria de Lima, Marcio Camargo and Trevor R. Burgess). Mr. Russel disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(3)	Shares beneficially owned by Marcio Camargo are held by Oakland Investment LLC. The address of Oakland Investment is 16192 Coastal Highway Lewes, DE 19958, County of Sussex, Delaware, and Mr. Camargo's business address is Av. Das Nações Unidas 12551, CJ 1507, São Paulo, SP 04578, Brazil. Mr. Camargo is a business partner with three other principal stockholders (Marcelo Faria de Lima, Erwin Russel and Trevor R. Burgess). Mr. Camargo disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(4)	Mr. Burgess’ shares include 2,181 shares held by his spouse Gary M. Hess through an IRA. Mr. Burgess disclaims beneficial ownership of such shares. Mr. Burgess has a $300,000 loan from Compass Bank secured by 33,800 shares of the Company’s common stock. Mr. Burgess is a business partner with three other principal stockholders (Marcelo Faria de Lima, Erwin Russel and Marcio Camargo). Mr. Burgess disclaims beneficial ownership of all shares of our common stock that are held of record or beneficially owned by these principal stockholders.

(5)	Shares held by Philip L. Burghardt and Brian D. Burghardt include the total amount of shares of C1 Financial owned by PDG Electric, a Florida partnership. Philip L. Burghardt and Brian D. Burghardt disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.

(6)	Shares held by Ms. Lowman include 12,987 shares owned by her spouse, William G. Lowman.

(7)	Shares beneficially owned by William H. Sedgeman, Jr. are held by the William H. Sedgeman Trust dated January 28, 1981, for which Mr. Sedgeman and Katherine S. Elias are co-trustees.

(8)	Certain directors and executive officers of our company intend to purchase shares of our common stock in the offering.

Description of Capital Stock

The following descriptions are summaries of the material terms of our amended and restated articles of incorporation and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated articles of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

Common stock outstanding. As of June 30, 2015, there were 16,100,966 shares of common stock outstanding which were held of record by 408 stockholders. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to the rights that may be applicable to any outstanding preferred stock and all other classes of stock at the time outstanding having prior rights as to dividends, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of C1 Financial, either voluntarily or involuntarily, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock from time to time in one or more classes and to fix or alter the rights, preferences, assessed values, privileges and restrictions granted or imposed upon each class thereof. Our board of directors also has the authority to increase or decrease the number of shares of any class, prior or subsequent to the issue of that class, but not below the number of shares of such class then outstanding, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of C1 Financial without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, C1 Financial has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors will consist of between five and fifteen directors. The exact number of directors will be fixed from time to time by resolution of the board of directors. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Staggered Board

Our board of directors is divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2018, 2016 and 2017, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by the President of the Company or by our board of directors. The President must call such meeting whenever requested to do so by the stockholders owning, in the aggregate, not less than twenty percent (20%) of the stock of the Company.

Amendment of Articles of Incorporation

Certain provisions of our amended and restated articles of incorporation may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our amended and restated articles of incorporation.

Amendment of Bylaws

Our amended and restated bylaws may be amended or repealed and additional bylaws added or adopted by a majority vote of the entire board of directors if the proposed action is consistent with any bylaw that may have been adopted at any stockholders meeting by a vote of the majority of the issued and outstanding voting stock of the Company. The bylaws may be amended or repealed at any stockholders’ meeting by a vote of the majority of the issued and outstanding voting stock of the Company.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, then to be timely such notice must be received by the Company no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Company; or

•	in connection with the election of a director at a special meeting of stockholders, (i) not earlier than 150 days prior to the date of the special meeting or (ii) later than the later of 120 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made by the Company.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Under Florida law, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or not opposed to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under Florida law, a corporation may not indemnify an officer or director against liability in connection with a claim by, or in the right of, the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding and amounts paid in settlement not exceeding the estimated expenses of litigating the proceeding to conclusion. A corporation may not indemnify against breaches of the duty of loyalty. Florida law provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s articles of incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the articles of incorporation, officers of a corporation are also entitled to the benefit of the above statutory provisions.

Our amended and restated articles of incorporation provide that each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by Florida Law; provided that such indemnification will not be provided for any director or officer if a judgment or final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (i) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (ii) a transaction in which the director or officer derived an improper personal benefit, (iii) in the case of a director, a circumstance under which the liability provisions of Florida Statute 607.0834 are applicable, or (iv) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor.

The right of any director or officer of the Company to indemnification conferred in our amended and restated articles of incorporation shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Florida law.

The Company may, by action of our board of directors, provide indemnification to such of the employees and agents of the Company to such extent and to such effect as our board of directors shall determine to be appropriate and authorized by Florida law.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated articles of incorporation and bylaws could make more difficult the removal of our incumbent officers and directors. These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing and Trading Market for Common Stock

The shares of our common stock have traded on the New York Stock Exchange under the symbol “BNK” since August 14, 2014. We do not make a market in our securities, nor do we attempt to negotiate prices for trades of such securities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Material U.S. Federal Income and Estate Tax
Considerations for Non-U.S. Holders

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder.” A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of a disposition of common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of such entity may depend upon the status of such partner or beneficial owner and the activities of such entity and on certain determinations made at the partner or beneficial owner level. Partnerships, partners and beneficial owners of interests in partnerships or other pass-through entities that own our common stock should consult their tax advisers as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective non-U.S. holders are urged to consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such dividends paid to a non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA Legislation”), a non-U.S. holder generally will be required to provide an Internal Revenue Service, or the IRS, Form W-8BEN or W-8BEN-E certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A foreign corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, is also attributable to a permanent establishment in the United States maintained by such non-U.S. holder (in which case the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, an additional “branch profits tax” imposed at a rate of 30%, or a lower treaty rate, may also apply); or

•	we are or have been a U.S. real property holding corporation, as described below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We will be a U.S. real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Internal Revenue Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and may be filed in connection with the proceeds from a sale or other disposition of our common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. Compliance with the certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such non-U.S. holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Legislation

Sections 1471 through 1474 of the Internal Revenue Code, commonly referred to as FATCA, and applicable Treasury regulations impose withholding at a rate of 30% on payments of dividends on, and (beginning on January 1, 2017) gross proceeds from the sale or redemption of, our common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner of our common stock that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld in excess of otherwise applicable withholding tax by filing a U.S. federal income tax return (which may entail significant administrative burden). A beneficial owner that is a foreign financial institution but not a “participating foreign financial institution” (as defined under FATCA) will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on their investment in our common stock and their potential ability to obtain a refund of any FATCA withholding.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Shares Eligible for Future Sale

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. However, a non-affiliated person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell those shares without regard to the availability of current public information about us or whether or not we are subject to the Exchange Act periodic reporting requirement. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 161,010 shares; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who are not deemed to have been affiliates of ours at any time during the three months preceding a sale, and who have beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, no holders of our common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

As of June 30, 2015, we had no stock options outstanding.

Underwriting

Raymond James & Associates, Inc. is acting as the sole underwriter of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated , 2015, entered into among the selling stockholders, the underwriter and us, the underwriter has agreed to purchase and the selling stockholders have severally and not jointly agreed to sell to the underwriter, 1,256,255 shares of common stock.

The underwriter is offering the shares of common stock subject to its acceptance of the shares of common stock from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by its counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriter is obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased.

Commissions, Discounts and Expenses

The underwriter proposes to offer the shares of common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $       per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriter. No reduction will change the amount of proceeds to be received by the selling stockholders as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriter as stated in this prospectus, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

Certain directors and executive officers of our company intend to purchase shares of our common stock in the offering.

The following table summarizes the per share and total underwriting discount that the selling stockholders will pay to the underwriter.

	Per Share	Total
Public offering price	$	$
Underwriting discount paid by the selling stockholders	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We estimate that the total expenses of the offering payable by the selling stockholders, excluding the underwriting discount, will be approximately $ .

The selling stockholders may be deemed to be underwriter within the meaning of the Securities Act.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriter against various liabilities, including certain liabilities under the Securities Act and the Exchange Act or to contribute to payments the underwriter may be required to make because of any of those liabilities if indemnification is not permitted.

Lock-up Agreements

We, our directors and officers and our 5% or greater stockholders, have entered into lock-up agreements with the underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriter, subject to limited exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

•	enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 45 days after the date of the underwriting agreement. At any time and without public notice, the underwriter may, in its sole discretion, release all or some of the securities from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, SEC rules may limit the ability of the underwriter to bid for and purchase shares of our common stock. As an exception to these rules, the underwriter may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriter. The underwriter can close out a covered short sale by purchasing shares in the open market. The underwriter may also sell shares of common stock in excess of the number of shares of common stock available for purchase, creating a naked short position. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriter may bid for, and purchase, shares of common stock in the open market to stabilize the price of the shares of common stock. The underwriter may also reclaim selling concessions allowed to a dealer for distributing the shares of common stock in the offering, if the underwriter or dealer repurchases previously distributed shares of common stock to cover short positions or to stabilize the price of the shares of common stock. These activities may raise or maintain the market price of the shares of common stock above independent market levels or prevent or retard a decline in the market price of the shares of common stock.

In connection with this transaction, the underwriter may engage in passive market making transactions in the shares of common stock, prior to the pricing and completion of this offering. Passive market making is permitted by Regulation M of the Securities Act and consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares of common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the shares of common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result the price of the shares of common stock may be higher than the price that otherwise might exist in the open market. The underwriter is not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriter without notice at any time.

Electronic Distribution

A prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter of the offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement, has not been approved and/or endorsed by us or the underwriter in its capacity as an underwriter and should not be relied upon by investors.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “BNK.”

Affiliations

The underwriter and its affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which it has received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. In addition to investment banking services that the underwriter and its affiliates provide from time to time, we have banking and brokerage transactions in the ordinary course of business with the underwriter and its affiliates. It is expected that we will continue to use the underwriter and its affiliates for various services in the future.

Notice to Canadian Residents

Resale Restrictions

The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of Purchasers

By purchasing shares of common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	further details concerning the legal authority for this information is available on request. the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “—Resale Restrictions”; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of common stock to the regulatory authority that by law is entitled to collect the information.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriter for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Investors in the United Kingdom

The underwriter represents, warrants and agrees as follows:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000, or FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Legal Matters

Certain legal matters will be passed upon for C1 Financial by Davis Polk & Wardwell LLP, New York, New York. The validity of the shares will be passed upon for C1 Financial by Shutts & Bowen LLP, Miami, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriter by Morrison & Foerster LLP, New York, New York.

Experts

The consolidated financial statements of C1 Financial, Inc., formerly known as CBM Florida Holding Company, and its subsidiaries as of December 31, 2014 and 2013, and for the three years ended December 31, 2014 included in this prospectus have been audited by Crowe Horwath LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

We are subject to the full informational requirements of the Exchange Act. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. You are able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.c1bank.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

See accompanying notes to the consolidated financial statements.

C1 Financial, Inc.
Consolidated Balance Sheets (Unaudited)
June 30, 2015 and December 31, 2014
(Dollars in thousands, except per share data)
(Balance Sheet data at December 31, 2014 is derived from audited financial statements)

	June 30, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	$165,200	$185,703
Time deposits in other financial institutions	247	–
Federal Home Loan Bank stock, at cost	12,476	9,224
Loans receivable (net of allowance of $7,675 at June 30, 2015 and $5,324 at December 31, 2014)	1,348,185	1,179,056
Premises and equipment, net	63,576	64,075
Other real estate owned, net	27,686	34,916
Bank-owned life insurance (BOLI)	42,743	43,907
Accrued interest receivable	3,953	3,490
Core deposit intangible	824	987
Prepaid expenses	4,983	5,243
Other assets	7,933	10,090
Total assets	$1,677,806	$1,536,691

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest bearing	$322,173	$278,543
Interest bearing	893,815	888,959
Total deposits	1,215,988	1,167,502
Federal Home Loan Bank advances	261,000	178,500
Other liabilities	6,263	4,051
Total liabilities	1,483,251	1,350,053
Commitments and contingencies (Note 8)

Stockholders’ equity
Common stock, par value $1.00; 100,000,000 shares authorized; 16,100,966 shares issued and outstanding at both June 30, 2015 and December 31, 2014	16,101	16,101
Additional paid-in capital	148,122	148,122
Retained earnings	30,332	22,415
Accumulated other comprehensive income	–	–
Total stockholders’ equity	194,555	186,638
Total liabilities and stockholders’ equity	$1,677,806	$1,536,691

See accompanying notes to unaudited consolidated financial statements.

C1 Financial, Inc.
Consolidated Income Statements
(Unaudited)
(Dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014 (1)	2015	2014 (1)
Interest income
Loans, including fees	$18,899	$15,468	$36,463	$30,453
Securities	3	29	6	57
Federal funds sold and other	213	215	415	397
Total interest income	19,115	15,712	36,884	30,907
Interest expense
Savings and interest-bearing demand deposits	631	518	1,233	1,026
Time deposits	677	984	1,461	1,966
Federal Home Loan Bank advances	996	599	1,804	1,143
Other borrowings	–	14	–	29
Total interest expense	2,304	2,115	4,498	4,164
Net interest income	16,811	13,597	32,386	26,743
Provision for loan losses	1,276	4,572	1,467	4,608
Net interest income after provision for loan losses	15,535	9,025	30,919	22,135
Noninterest income
Gains on sales of securities	–	241	–	241
Gains on sales of loans	584	804	814	1,548
Service charges and fees	581	538	1,148	1,132
Bargain purchase gain	–	(30)	–	11
Gains on sales of other real estate owned, net	48	375	396	652
Bank-owned life insurance	258	41	350	77
Mortgage banking fees	–	4	–	47
Gains on disposals of premises and equipment	2,588	–	2,590	–
Other noninterest income	276	374	639	679
Total noninterest income	4,335	2,347	5,937	4,387
Noninterest expense
Salaries and employee benefits	5,229	4,282	10,446	8,749
Occupancy expense	1,360	1,109	2,572	2,172
Furniture and equipment	740	641	1,496	1,281
Regulatory assessments	390	355	751	705
Network services and data processing	1,080	940	2,164	1,791
Printing and office supplies	71	88	129	193
Postage and delivery	80	74	164	129
Advertising and promotion	1,053	939	1,879	1,822
Other real estate owned related expense, net	498	494	1,091	1,114
Other real estate owned – valuation allowance expense	35	185	66	564
Amortization of intangible assets	80	141	163	295
Professional fees	509	828	1,207	1,424
Loan collection expenses	3	175	87	323
Other noninterest expense	717	699	1,465	1,385
Total noninterest expense	11,845	10,950	23,680	21,947
Income before income taxes	8,025	422	13,176	4,575
Income tax expense	3,282	192	5,259	1,819
Net income	$4,743	$230	$7,917	$2,756
Earnings per common share:
Basic	$0.29	$0.02	$0.49	$0.21
Diluted	$0.29	$0.02	$0.49	$0.21
_______________
(1)	Per share amounts have been restated to reflect the 7-for-1 reverse stock split completed on August 13, 2014. Please refer to Note 2 – Initial Public Offering for additional information related to the reverse stock split.

See accompanying notes to unaudited consolidated financial statements.

C1 Financial, Inc.
Consolidated Statements of Comprehensive Income
(Unaudited)
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income	$4,743	$230	$7,917	$2,756
Other comprehensive income:
Unrealized gains/losses on available-for-sale securities:
Unrealized holding gains arising during the period	–	59	–	241
Reclassification adjustments for gains included in net income*	–	(241)	–	(241)
Tax effect*	–	71	–	–
Total other comprehensive income, net of tax	–	(111)	–	–
Comprehensive income	$4,743	$119	$7,917	$2,756
_______________
*	Amounts for realized gains on available-for-sale securities are included in gains on sales of securities in the consolidated income statements. Income taxes associated with the unrealized holding gains arising during the period, net of the reclassification adjustments for gains included in net income were $0 and $71 for the three months ended June 30, 2015 and 2014, respectively, and $0 for both the six months ended June 30, 2015 and 2014. The amounts related to income taxes on gains included in net income are included in income tax expense in the consolidated income statements.

See accompanying notes to unaudited consolidated financial statements.

C1 Financial, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited)
Six Months Ended June 30, 2015 and 2014
(Dollars in thousands)

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2014	$12,217	$93,906	$15,691	$–	$121,814
Issuance of common stock, net of costs of $0 (1,122,905 shares) (1)	1,123	14,498	–	–	15,621
Net income	–	–	2,756	–	2,756
Other comprehensive income	–	–	–	–	–
Balance at June 30, 2014	$13,340	$108,404	$18,447	$–	$140,191

Balance at January 1, 2015	$16,101	$148,122	$22,415	$–	$186,638
Net income	–	–	7,917	–	7,917
Other comprehensive income	–	–	–	–	–
Balance at June 30, 2015	$16,101	$148,122	$30,332	$–	$194,555
_______________
(1)	Amounts have been restated to reflect the 7-for-1 reverse stock split completed on August 13, 2014. Please refer to Note 2 – Initial Public Offering for additional information related to the reverse stock split.

See accompanying notes to unaudited consolidated financial statements.

C1 Financial, Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Dollars in thousands)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities
Net income	$7,917	$2,756
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	1,467	4,608
Depreciation	1,641	1,334
Net accretion of purchase accounting adjustments	(922)	(1,304)
Accretion of loan discount	(116)	(137)
Amortization of other intangible assets	163	295
Increase in other real estate owned valuation allowance	66	564
Increase in cash surrender value of bank-owned life insurance (BOLI)	(350)	(77)
Gains on sales of securities	–	(241)
Bargain purchase gain	–	(11)
Net change in deferred income tax expense	611	71
Gains on sales of loans	(814)	(1,548)
Gains on sales of other real estate owned, net	(396)	(652)
Gains on disposals of premises and equipment	(2,590)	–
Net change in other assets and liabilities:
Accrued interest receivable and other assets	1,343	(2,035)
Other liabilities	2,409	(1,726)
Net cash from operating activities	10,429	1,897
Cash flows from investing activities
Net change in time deposits in other financial institutions	(247)	–
Loan originations, net of repayments	(185,891)	(27,299)
Proceeds from loans sold	15,825	16,659
Proceeds from sales of other real estate owned	8,720	5,545
Proceeds from sales, calls and maturities of securities	–	996
Purchases of Federal Home Loan Bank stock	(4,479)	(675)
Proceeds from sales of Federal Home Loan Bank stock	1,227	246
Purchases of premises and equipment	(3,000)	(6,988)
Proceeds from sales of premises and equipment	4,448	–
Surrender of bank-owned life insurance (BOLI)	1,457	–
Net cash transferred in bank acquisition	–	11
Net cash from investing activities	(161,940)	(11,505)
Cash flows from financing activities
Net proceeds from issuance of common stock	–	15,621
Net change in deposits	48,508	94,479
Repayment of Federal Home Loan Bank advances	(17,500)	–
Proceeds from Federal Home Loan Bank advances	100,000	15,000
Net cash from financing activities	131,008	125,100
Net change in cash and cash equivalents	(20,503)	115,492
Cash and cash equivalents at beginning of the period	185,703	143,452
Cash and cash equivalents at end of the period	$165,200	$258,944
Supplemental information:
Cash paid during the period for interest	$4,507	$4,368
Cash paid during the period for income taxes	5,161	5,170
Non-cash items:
Transfers from loans to other real estate owned	1,160	686

See accompanying notes to unaudited consolidated financial statements.

C1 Financial, Inc.
NOTES TO Consolidated FINANCIAL Statements
(Unaudited)
June 30, 2015 and 2014
(Dollars in thousands, except per share data)

NOTE 1 – BASIS OF PRESENTATION

Nature of Operations and Principles of Consolidation: The consolidated financial statements as of and for the three and six months ended June 30, 2015 and 2014 include C1 Financial, Inc. (“Parent Company”) and its wholly owned subsidiary, C1 Bank (the “Bank”), together referred to as “the Company”.

C1 Bank is a state chartered bank and is subject to the regulations of certain government agencies. The Bank provides a variety of banking services to individuals through its 31 banking centers and one loan production office located in nine counties (Pinellas, Hillsborough, Pasco, Manatee, Sarasota, Charlotte, Lee, Miami-Dade, and Orange). Its primary deposit products are checking, money market, savings, and term certificate accounts, and its primary lending products are commercial real estate loans, residential real estate loans, commercial loans, and consumer loans. Substantially all loans are secured by specific items of collateral including commercial and residential real estate, business assets and consumer assets. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on real estate values and general economic conditions.

The consolidated financial information included herein as of and for the three and six months ended June 30, 2015 and 2014 is unaudited. Accordingly, it does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. However, such information reflects all adjustments consisting of normal recurring accruals which are, in the opinion of management, necessary for a fair statement of the financial condition and results of operations for the interim periods. Certain account reclassifications have been made to the 2014 financial statements in order to conform to classifications used in the current year. Reclassifications had no effect on 2014 net income or stockholders’ equity. The results for the three and six months ended June 30, 2015 are not indicative of annual results. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The December 31, 2014 consolidated balance sheet was derived from the Company’s December 31, 2014 audited Consolidated Financial Statements.

Earnings per share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of any potentially dilutive common stock equivalents (i.e., outstanding stock options). Earnings per common share is restated for all stock splits and stock dividends through the date of the issuance of the financial statements.

NOTE 2 – INITIAL PUBLIC OFFERING

C1 Financial, Inc. qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). On June 2, 2014, the Company submitted a confidential draft Registration Statement on Form S-1 with the Securities and Exchange Commission (“SEC”) with respect to the shares to be registered and sold. On July 11, 2014, the Company filed a public Registration Statement on Form S-1 with the SEC. On July 17, 2014, the Board of Directors of the Company approved a resolution for C1 Financial, Inc. to sell shares of common stock to the public in an initial public offering. The Registration statement was declared effective by the SEC on August 13, 2014. The Company issued 2,761,356 shares of common stock at $17 per share, which included 129,777 shares of common stock purchased by the underwriters of the offering on September 9, 2014 in connection with the partial exercise of the over-allotment option held by such underwriters. Total proceeds received by the Company, net of offering costs was $42.3 million.

In connection with the initial public offering, on July 17, 2014, the Board of Directors approved a 7-for-1 reverse stock split of the Company’s common stock, which was approved by the majority stockholders and became effective on August 13, 2014. The effect of the split on authorized, issued and outstanding common and preferred shares and earnings per share has been retroactively applied to all periods presented.

NOTE 3 – INVESTMENT SECURITIES

C1 Financial, Inc.’s Directors’ Asset Liability Committee resolved in early 2013 that improving economic conditions could begin to put upward pressure on interest rates in 2013 and beyond, especially considering the fact that rates still remain at historically low levels. Given the concern relative to this economic and interest rate scenario, the Committee made the decision to sell all marketable securities in the Bank’s portfolio. These actions, taken in September and August of 2013, eliminated the mark-to-market risk that holding the securities would have posed in a rising interest rate environment and allowed the excess funds to be redeployed into loans. As a result, the Bank had no securities available for sale as of June 30, 2015 and December 31, 2014.

As of March 31, 2014, the Bank carried $938 thousand of equity securities corresponding to a fund investment from an acquired bank, which was converted to equity shares as a result of a public offering. These shares were sold at a gain during the three months ended June 30, 2014.

Proceeds and gross gains and (losses) from the sales of securities available for sale for the three and six months ended June 30, 2015 and 2014, respectively, were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Proceeds from sales of securities	–	996	–	996
Gross gains	–	241	–	241
Gross (losses)	–	–	–	–
Net gains (losses) on sales of securities	–	241	–	241

NOTE 4 – LOANS

The loan portfolio was as follows at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Real estate
Residential	$236,708	$224,416
Commercial	809,693	723,577
Construction	152,571	107,436
Total real estate	1,198,972	1,055,429
Commercial	77,746	75,360
Consumer	84,741	57,733
Total loans, gross	1,361,459	1,188,522
Less:
Net deferred loan fees	(5,599)	(4,142)
Allowance for loan losses	(7,675)	(5,324)
Total loans, net	$1,348,185	$1,179,056

The Bank has divided the loan portfolio into various portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified are as follows:

Residential real estate loans are typically secured by 1-4 family residential properties located mostly in Florida and are underwritten in accordance with policies set forth and approved by the Board of Directors, including repayment capacity and source, value of the underlying property, credit history and stability.

Repayment of residential real estate loans is primarily dependent upon the personal income or business income generated by the secured rental property of the borrowers (in the case of investment properties), which can be impacted by the economic conditions in their market area or, in the case of loans to foreign borrowers, their country of origin from which their source of income originates. Risk is mitigated by the fact that the properties securing the Bank’s residential real estate loan portfolio are diverse in type and spread over a large number of borrowers.

Commercial real estate loans are typically segmented into classes such as office buildings and condominiums, retail buildings and shopping centers, warehouse and other. Commercial real estate loans are secured by the subject property and are underwritten based upon standards set forth in the Bank’s policies approved by the Board of Directors. Such standards include, among other factors, loan to value limits, cash flow and debt service coverage, and general creditworthiness of the obligors.

Construction loans to borrowers are extended for the purpose of financing the construction of owner occupied and nonowner occupied properties. These loans are categorized as construction loans during the construction period, later converting to commercial or residential real estate loans after the construction is complete and amortization of the loan begins. Construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction completed.

Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. When possible, commercial loans are secured by real estate. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, collateral is taken as a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Consumer loans are extended for various purposes. This segment also includes home improvement loans, lines of credit, personal loans, and deposit account collateralized loans. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower, the purpose of the credit, and the primary and secondary sources of repayment.

The following tables present the activity in the allowance for loan losses by portfolio segment for the three months ended June 30, 2015 and 2014:

Three Months Ended June 30, 2015	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$930	$3,478	$479	$430	$470	$5,787

Loans charged-off	–	–	–	(66)	(3)	(69)
Recoveries	153	33	69	412	14	681
Net (charge-offs) recoveries	153	33	69	346	11	612

Provision (reversal of provision) for loan losses	236	966	252	(246)	68	1,276
Ending balance	$1,319	$4,477	$800	$530	$549	$7,675

Three Months Ended June 30, 2014	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$413	$2,012	$217	$624	$360	$3,626

Loans charged–off	(98)	(47)	–	(4,037)	(236)	(4,418)
Recoveries	277	140	220	162	14	813
Net (charge–offs) recoveries	179	93	220	(3,875)	(222)	(3,605)

Provision (reversal of provision) for loan losses	149	548	(157)	3,898	134	4,572
Ending balance	$741	$2,653	$280	$647	$272	$4,593

The following tables present the activity in the allowance for loan losses by portfolio segment for the six months ended June 30, 2015 and 2014:

Six Months Ended June 30, 2015	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$820	$3,423	$416	$373	$292	$5,324

Loans charged-off	-	(1)	-	(66)	(6)	(73)
Recoveries	222	145	92	445	53	957
Net recoveries	222	144	92	379	47	884

Provision (reversal of provision) for loan losses	277	910	292	(222)	210	1,467
Ending balance	$1,319	$4,477	$800	$530	$549	$7,675

Six Months Ended June 30, 2014	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$439	$1,860	$241	$537	$335	$3,412

Loans charged-off	(98)	(204)	-	(4,046)	(238)	(4,586)
Recoveries	437	229	303	175	15	1,159
Net (charge-offs) recoveries	339	25	303	(3,871)	(223)	(3,427)

Provision (reversal of provision) for loan losses	(37)	768	(264)	3,981	160	4,608
Ending balance	$741	$2,653	$280	$647	$272	$4,593

On June 30, 2014, the Bank charged-off in-full its only loan under the shared national credit program in the amount of $4.0 million. The Bank deemed the loan to be uncollectible in June 2014 and the full loan was charged off as the Bank believed that cash flow to repay the loan was collateral-dependent and other sources of repayment were no more than nominal. The value of the collateral, in this case closely held stock, was determined to be uncertain.

The following table provides the allocation of the allowance for loan losses by portfolio segment at June 30, 2015:

June 30, 2015	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Specific Reserves:
Impaired Loans	$149	$347	$1	$82	$22	$601
Purchased credit impaired loans	32	17	4	–	–	53
Total Specific Reserves	181	364	5	82	22	654
General Reserves	1,138	4,113	795	448	527	7,021
Total	1,319	4,477	800	530	549	7,675

Loans:
Individually evaluated for impairment	1,822	5,593	55	862	79	8,411
Purchased credit impaired loans	5,802	18,152	1,304	666	64	25,988
Collectively evaluated for impairment	229,084	785,948	151,212	76,218	84,598	1,327,060
Total ending loans balance	$236,708	$809,693	$152,571	$77,746	$84,741	$1,361,459

The following table provides the allocation of the allowance for loan losses by portfolio segment at December 31, 2014:

December 31, 2014	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Specific Reserves:
Impaired Loans	$107	$339	$–	$68	$–	$514
Purchased credit impaired loans	46	37	8	–	1	92
Total Specific Reserves	153	376	8	68	1	606
General Reserves	667	3,047	408	305	291	4,718
Total	820	3,423	416	373	292	5,324

Loans:
Individually evaluated for impairment	1,813	5,395	230	1,013	104	8,555
Purchased credit impaired loans	6,580	19,360	1,480	687	66	28,173
Collectively evaluated for impairment	216,023	698,822	105,726	73,660	57,563	1,151,794
Total ending loans balance	$224,416	$723,577	$107,436	$75,360	$57,733	$1,188,522

The following table presents loans individually evaluated for impairment by portfolio segment as of June 30, 2015 and December 31, 2014. The difference between the unpaid principal balance and the recorded investment is the amount of partial charge-offs that have been taken.

	June 30, 2015			December 31, 2014
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Residential real estate	$1,289	$1,201	$–	$1,643	$1,464	$–
Commercial real estate
Multifamily	–	–	–	–	–	–
Owner occupied	4,362	3,940	–	4,346	4,000	–
Nonowner occupied	600	522	–	608	553	–
Secured by farmland	185	143	–	185	143	–
Construction	–	–	–	280	230	–
Commercial	864	669	–	1,007	777	–
Consumer	1	1	–	169	104	–
With allowance recorded:
Residential real estate	652	621	149	364	349	107
Commercial real estate
Multifamily	–	–	–	–	–	–
Owner occupied	1,047	988	347	776	699	339
Nonowner occupied	–	–	–	–	–	–
Secured by farmland	–	–	–	–	–	–
Construction	89	55	1	–	–	–
Commercial	218	193	82	314	236	68
Consumer	80	78	22	–	–	–
Total	$9,387	$8,411	$601	$9,692	$8,555	$514

Average impaired loans and related interest income for the three months ended June 30, 2015 and 2014 were as follows:=

	Three Months Ended June 30, 2015			Three Months Ended June 30, 2014
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Residential real estate	$1,220	$4	$–	$1,032	$5	$–
Commercial real estate
Multifamily	–	–	–	–	–	–
Owner occupied	4,011	2	–	1,855	–	–
Nonowner occupied	536	–	–	597	1	–
Secured by farmland	143	–	–	1,893	8	–
Construction	–	–	–	–	–	–
Commercial	673	1	–	268	2	–
Consumer	1	–	–	28	–	–
With allowance recorded:
Residential real estate	656	–	–	695	4	–
Commercial real estate
Multifamily	–	–	–	–	–	–
Owner occupied	993	4	–	1,664	12	–
Nonowner occupied	–	–	–	204	–	–
Secured by farmland	–	–	–	–	–	–
Construction	55	–	–	–	–	–
Commercial	198	2	–	781	4	–
Consumer	80	–	–	–	–	–
Total	$8,566	$13	$–	$9,017	$36	$–

Average impaired loans and related interest income for the six months ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Residential real estate	$1,260	$4	$–	$819	$5	$–
Commercial real estate
Multifamily	–	–	–	–	–	–
Owner occupied	3,936	2	–	2,806	13	–
Nonowner occupied	542	–	–	769	1	–
Secured by farmland	143	–	–	1,914	8	–
Construction	65	–	–	3	–	–
Commercial	703	1	–	270	6	–
Consumer	1	–	–	54	–	–
With allowance recorded:
Residential real estate	598	–	–	466	6	–
Commercial real estate
Multifamily	–	–	–	–	–	–
Owner occupied	838	8	–	1,248	17	–
Nonowner occupied	–	–	–	102	–	–
Secured by farmland	–	–	–	–	–	–
Construction	27	–	–	–	–	–
Commercial	211	3	–	815	7	–
Consumer	40	–	–	–	–	–
Total	$8,364	$18	$–	$9,266	$63	$–

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual as of June 30, 2015 and December 31, 2014:

June 30, 2015	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Residential real estate	$3,306	$–
Commercial real estate	12,604	–
Construction	100	–
Commercial	1,369	–
Consumer	79	–
Total	$17,458	$–

December 31, 2014	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Residential real estate	$4,168	$–
Commercial real estate	14,582	–
Construction	449	–
Commercial	1,591	–
Consumer	104	–
Total	$20,894	$–

The reported amounts as of June 30, 2015 and December 31, 2014 include nonaccrual purchased credit impaired loans of $10,641 and $12,980, respectively. Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty. These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

The following table presents the aging of the recorded investment in past due loans as of June 30, 2015:

June 30, 2015	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Residential real estate	$1,156	$–	$3,306	$4,462	$232,246	$236,708
Commercial real estate
Multifamily	–	–	–	–	31,761	31,761
Owner occupied	219	2,394	8,869	11,482	220,752	232,234
Nonowner occupied	–	–	3,592	3,592	487,289	490,881
Secured by farmland	–	–	143	143	54,674	54,817
Construction	442	177	100	719	151,852	152,571
Commercial	143	–	1,369	1,512	76,234	77,746
Consumer	25	–	79	104	84,637	84,741
Total	$1,985	$2,571	$17,458	$22,014	$1,339,445	$1,361,459

The following table presents the aging of the recorded investment in past due loans as of December 31, 2014:

December 31, 2014	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Residential real estate	$1,256	$165	$4,168	$5,589	$218,827	$224,416
Commercial real estate
Multifamily	356	–	–	356	32,545	32,901
Owner occupied	1,829	–	10,261	12,090	219,146	231,236
Nonowner occupied	2,593	–	4,178	6,771	392,831	399,602
Secured by farmland	–	–	143	143	59,695	59,838
Construction	85	–	449	534	106,902	107,436
Commercial	550	–	1,591	2,141	73,219	75,360
Consumer	49	48	104	201	57,532	57,733
Total	$6,718	$213	$20,894	$27,825	$1,160,697	$1,188,522

Troubled Debt Restructurings:

The following tables summarize troubled debt restructurings that were performing in accordance with the restructured terms at June 30, 2015 and December 31, 2014:

June 30, 2015	Number of Loans	Recorded Investment
Residential real estate	$–	$–
Commercial real estate
Multifamily	–	–
Owner occupied	1	520
Nonowner occupied	1	371
Secured by farmland	–	–
Construction	–	–
Commercial	–	–
Consumer	–	–
Total	$2	$891

December 31, 2014	Number of Loans	Recorded Investment
Residential real estate	$–	$–
Commercial real estate
Multifamily	–	–
Owner occupied	1	532
Nonowner occupied	1	374
Secured by farmland	–	–
Construction	–	–
Commercial	–	–
Consumer	–	–
Total	$2	$906

As of June 30, 2015 and December 31, 2014, the Bank had no nonaccruing troubled debt restructurings and was not committed to lend any additional amounts to customers with outstanding loans that were classified as troubled debt restructurings.

There were no loans modified as troubled debt restructurings during the six months ended June 30, 2015 and 2014.

There were no troubled debt restructurings that defaulted during the six months ended June 30, 2015 and 2014. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

Credit Quality Indicators:

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed at least annually. The Bank uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans not meeting the criteria above include homogeneous loans, which includes residential real estate and consumer loans. The credit quality indicators used for loans not meeting the criteria above are payment status and historical payment experience. As of June 30, 2015 and December 31, 2014, loans by risk category were as follows:

June 30, 2015	Pass	Special Mention	Substandard	Doubtful	Total
Residential real estate	$228,959	$2,349	$5,400	$–	$236,708
Commercial real estate
Multifamily	31,761	–	–	–	31,761
Owner occupied	208,563	10,000	13,671	–	232,234
Nonowner occupied	482,500	4,789	3,592	–	490,881
Secured by farmland	54,048	626	143	–	54,817
Construction	150,764	1,090	717	–	152,571
Commercial	75,794	403	1,549	–	77,746
Consumer	84,534	53	154	–	84,741
Total	$1,316,923	$19,310	$25,226	$–	$1,361,459

December 31, 2014	Pass	Special Mention	Substandard	Doubtful	Total
Residential real estate	$215,998	$2,405	$6,013	$–	$224,416
Commercial real estate
Multifamily	32,667	234	–	–	32,901
Owner occupied	205,078	11,059	15,099	–	231,236
Nonowner occupied	389,430	5,994	4,178	–	399,602
Secured by farmland	59,022	673	143	–	59,838
Construction	105,027	1,357	1,052	–	107,436
Commercial	73,321	311	1,728	–	75,360
Consumer	57,568	61	104	–	57,733
Total	$1,138,111	$22,094	$28,317	$–	$1,188,522

The Bank acquired loans through the acquisitions of First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of these purchased credit impaired loans at June 30, 2015 and December 31, 2014 was approximately $25,935 and $28,081, respectively.

The Bank maintained an allowance for loan losses of $53 and $92 at June 30, 2015 and December 31, 2014, respectively, for loans acquired with deteriorated quality. During the three months ended June 30, 2015 and 2014, the Bank accreted $136 and $102, respectively, into interest income on these loans. During the six months ended June 30, 2015 and 2014, the Bank accreted $277 and $251, respectively, into interest income on these loans. The remaining accretable discount was $2,144 at June 30, 2015. The Bank did not transfer any nonaccretable discount on these loans during the periods presented.

NOTE 5 – FAIR VALUES

Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels that may be used to measure fair value:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. The fair value of investment securities available for sale is considered a Level 2 in the fair value hierarchy and is measured on a recurring basis.

The Company had no securities available for sale or any other assets or liabilities measured at fair value on a recurring basis at June 30, 2015 and December 31, 2014.

The fair values of impaired loans with specific allocations of the allowance for loan losses and other real estate owned are generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. For the commercial real estate impaired loans and other real estate owned, appraisers may use either a single valuation approach or a combination of approaches such as comparative sales, cost or the income approach. A significant unobservable input in the income approach is the estimated income capitalization rate for a given piece of collateral. At June 30, 2015 and December 31, 2014, the range of capitalization rates utilized to determine the fair value of the underlying collateral ranged from 8.0% to 12.0%. Adjustments to comparable sales may be made by the appraiser to reflect local market conditions or other economic factors and may result in changes in the fair value of a given asset over time. As such, the fair values of impaired loans and other real estate owned are considered a Level 3 in the fair value hierarchy and are measured on a nonrecurring basis.

The following tables present assets reported on the balance sheet at their fair value by level within the fair value hierarchy as of June 30, 2015 and December 31, 2014. As required by Accounting Standards Codification (“ASC”) 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair value of assets measured on a nonrecurring basis was as follows at June 30, 2015:

	June 30, 2015 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measured on a Nonrecurring Basis:
Impaired Loans
Residential real estate	$–	$–	$472
Commercial real estate	–	–	641
Construction	–	–	54
Commercial	–	–	111
Consumer	–	–	56
Total Impaired Loans	–	–	1,334
Other real estate owned
Residential	–	–	1,296
Commercial	–	–	10,931
Total other real estate owned	–	–	12,227
Total	$–	$–	$13,561

Impaired loans, which had a specific allowance for loan losses allocated, had a fair value of $1,334 (recorded investment of $1,935 with a valuation allowance of $601) at June 30, 2015, which reflected a provision for loan losses of $110 and $91 for the three and six months ended June 30, 2015, respectively.

Other real estate owned, which is measured at fair value less costs to sell, had a net carrying amount of $12,227 (recorded investment of $15,509, net of a valuation allowance of $3,282) at June 30, 2015, which reflected write-downs of $35 and $66 for the three and six months ended June 30, 2015, respectively.

The fair value of assets measured on a nonrecurring basis was as follows at December 31, 2014:

	December 31, 2014 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measured on a Nonrecurring Basis:
Impaired Loans
Residential real estate	$–	$–	$242
Commercial real estate	–	–	360
Construction	–	–	–
Commercial	–	–	168
Consumer	–	–	–
Total Impaired Loans	–	–	770
Other real estate owned
Residential	–	–	2,337
Commercial	–	–	12,867
Total other real estate owned	–	–	15,204
Total	$–	$–	$15,974

Impaired loans, which had a specific allowance for loan losses allocated, had a fair value of $770 (recorded investment of $1,284 with a valuation allowance of $514) at December 31, 2014, which reflected a provision for loan losses of $292 for the year ended December 31, 2014.

Other real estate owned had a net carrying amount of $15,204 (recorded investment of $20,054, net of a valuation allowance of $4,850) at December 31, 2014, which reflected write-downs of $3,242 for the year ended December 31, 2014.

The following methods and assumptions were used to estimate the fair value of each class of financial assets and liabilities for which it is practicable to estimate that value. These financial assets and liabilities are reported in the Company’s consolidated balance sheets at their carrying amounts. Fair value methods and assumptions are periodically evaluated by the Company.

Cash and cash equivalents – For these short-term highly liquid instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities – Fair values for investment securities, excluding Federal Home Loan Bank stock, are discussed above. It was not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability.

Loans – The fair value measurement of certain impaired loans is discussed above. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, using the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. An overall valuation adjustment was made for specific credit risks as well as general portfolio credit risk. The methods utilized to estimate the fair value do not necessarily represent an exit price.

Accrued interest receivable and payable – The carrying amount of accrued interest receivable and payable approximates fair value due to the short-term nature of these financial instruments.

Deposits – The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable upon demand at June 30, 2015 and December 31, 2014, resulting in a Level 1 classification in the fair value hierarchy. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities, resulting in a Level 2 classification in the fair value hierarchy.

Short-term borrowings – Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate fair value of existing borrowings by discounting future cash flows.

Long-term debt – Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt by discounting future cash flows.

Commitments to extend credit and standby letters of credit – The value of the unrecognized financial instruments is estimated based on the related deferred fee income associated with the commitments, which is not material to the Company's financial statements at June 30, 2015 and December 31, 2014.

The estimated fair values of the Bank's financial assets and liabilities at June 30, 2015 and December 31, 2014 approximated as follows:

	Carrying	Fair Value Measurement at June 30, 2015 Using:
	amount	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$165,200	$165,200	$–	$–
Loans, net	1,348,185	–	–	1,352,262
Accrued interest receivable	3,953	–	–	3,953
Financial liabilities
Deposits	$1,215,988	$954,054	$262,551	$–
Federal Home Loan Bank advances	261,000	–	258,005	–
Accrued interest payable	148	–	148	–

	Carrying	Fair Value Measurement at December 31, 2014 Using:
	amount	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$185,703	$185,703	$–	$–
Loans, net	1,179,056	–	–	1,177,725
Accrued interest receivable	3,490	–	–	3,490
Financial liabilities
Deposits	1,167,502	854,246	314,201	–
Federal Home Loan Bank advances	178,500	–	178,162	–
Accrued interest payable	$235	$–	$235	$–

NOTE 6 – EARNINGS PER COMMON SHARE

Basic earnings per common share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the effect of any potentially dilutive common stock equivalents (i.e., outstanding stock options). There were no antidilutive common stock equivalents during the periods presented.

The following table provides information on the calculation of earnings per common share for the three and six months ended June 30, 2015 and 2014, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014 (1)	2015	2014 (1)
Basic
Net Income	$4,743	$230	$7,917	$2,756
Weighted average shares of common stock outstanding	16,100,966	13,232,152	16,100,966	12,868,044
Basic earnings per common share	$0	$0	$0	$0
Diluted
Net Income	$4,743	$230	$7,917	$2,756
Weighted average shares of common stock outstanding	16,100,966	13,232,152	16,100,966	12,868,044
Add: Dilutive effect of common stock equivalents	–	–	–	–
Average shares and dilutive potential common shares	16,100,966	13,232,152	16,100,966	12,868,044
Diluted earnings per common share	$0.29	$0.02	$0.49	$0.21
_______________
(1)	Share and per share amounts have been restated to reflect the 7-for-1 reverse stock split completed on August 13, 2014. Please refer to Note 2 – Initial Public Offering for additional information related to the reverse stock split.

NOTE 7 – REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies, including the Bank’s primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, which if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined), or leverage ratio. Beginning in 2015, Interim Final Basel III rules require the Bank to maintain minimum amounts and ratios of common equity Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Additionally under Basel III rules, the decision was made to opt-out of including accumulated other comprehensive income in regulatory capital. For December 31, 2014, regulatory capital ratios were calculated under Basel I rules.

To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, common equity Tier I risk-based (2015) and Tier I leverage ratios as set forth in the table below. As of June 30, 2015 and December 31, 2014, the Bank met all capital adequacy requirements to be considered well capitalized. There were no conditions or events since the end of the second quarter of 2015 that management believes have changed the Bank’s classification as well capitalized. There is no threshold for well-capitalized status for bank holding companies.

Certain of our activities are restricted due to commitments entered into with the Federal Reserve by us and certain of our foreign national controlling stockholders, including but not limited to being prohibited from incurring additional debt to any third party without prior approval from the Federal Reserve.

The Company’s and Bank's actual and required capital ratios as of June 30, 2015 and December 31, 2014 were as follows:

	Actual		Required for Capital Adequacy Purposes		Well Capitalized Under Prompt Corrective Action Provision
June 30, 2015	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets
C1 Financial, Inc.	$201,591	13.60%	$118,616	8.00%	$ N/A	N/A
C1 Bank	200,898	13.55%	118,608	8.00%	148,259	10.00%
Tier 1 capital to risk-weighted assets
C1 Financial, Inc.	193,915	13.08%	88,962	6.00%	N/A	N/A
C1 Bank	193,222	13.03%	88,956	6.00%	118,608	8.00%
Common equity tier 1 capital to risk-weighted assets
C1 Financial, Inc.	193,915	13.08%	66,721	4.50%	N/A	N/A
C1 Bank	193,222	13.03%	66,717	4.50%	96,369	6.50%
Tier 1 capital to average assets
C1 Financial, Inc.	193,915	12.01%	64,593	4.00%	N/A	N/A
C1 Bank	193,222	11.97%	64,589	4.00%	80,736	5.00%

	Actual		Required for Capital Adequacy Purposes		Well Capitalized Under Prompt Corrective Action Provision
December 31, 2014	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets
C1 Financial, Inc.	190,712	14.74%	103,532	8.00%	N/A	N/A
C1 Bank	190,019	14.68%	103,523	8.00%	129,404	10.00%
Tier 1 capital to risk-weighted assets
C1 Financial, Inc.	185,388	14.33%	51,766	4.00%	N/A	N/A
C1 Bank	184,695	14.27%	51,762	4.00%	77,642	6.00%
Tier 1 capital to average assets
C1 Financial, Inc.	185,388	11.95%	62,049	4.00%	N/A	N/A
C1 Bank	184,695	11.91%	62,045	4.00%	77,556	5.00%

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of these commitments and contingent liabilities is as follows:

June 30, 2015	Fixed	Variable	Total
Unused lines of credit	6,891	41,232	48,123
Standby letters of credit	2,108	182	2,290
Commitments to fund loans	18,704	168,760	187,464
Total	27,703	210,174	237,877

December 31, 2014	Fixed	Variable	Total
Unused lines of credit	3,549	36,081	39,630
Standby letters of credit	1,358	182	1,540
Commitments to fund loans	22,986	124,893	147,879
Total	27,893	161,156	189,049

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

C1 Financial, Inc.

St. Petersburg, Florida

We have audited the accompanying consolidated balance sheets of C1 Financial, Inc. as of December 31, 2014 and 2013, and the related consolidated income statements, statements of comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida

February 20, 2015

C1 FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2014 and 2013
(Dollars in thousands, except per share data)

	December 31, 2014	December 31, 2013 (1)
ASSETS
Cash and cash equivalents	$185,703	$143,452
Federal Home Loan Bank stock, at cost	9,224	8,210
Loans receivable (net of allowance of $5,324 and $3,412 at December 31, 2014 and December 31, 2013)	1,179,056	1,046,737
Premises and equipment, net	64,075	57,284
Other real estate owned, net	34,916	41,049
Bank-owned life insurance	43,907	8,748
Accrued interest receivable	3,490	3,013
Core deposit intangible	987	1,485
Prepaid expenses	5,243	2,071
Other assets	10,090	11,322
Total assets	$1,536,691	$1,323,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest bearing	$278,543	$194,383
Interest bearing	888,959	846,660
Total deposits	1,167,502	1,041,043
Federal Home Loan Bank advances	178,500	150,500
Other borrowings	–	3,000
Other liabilities	4,051	7,014
Total liabilities	1,350,053	1,201,557
Commitments and contingencies (Note 11)

Stockholders’ equity
Common stock, par value $1.00; 100,000,000 shares authorized; 16,100,966 and 12,216,932 shares issued and outstanding at December 31, 2014 and December 31, 2013	16,101	12,217
Additional paid-in capital	148,122	93,906
Retained earnings	22,415	15,691
Accumulated other comprehensive income	–	–
Total stockholders’ equity	186,638	121,814
Total liabilities and stockholders’ equity	$1,536,691	$1,323,371
_______________
(1)	Share amounts have been restated to reflect the 7-for-1 reverse stock split completed on August 13, 2014. Please refer to Note 2 – Initial Public Offering for additional information related to the reverse stock split.

See accompanying notes to the consolidated financial statements.

C1 Financial, Inc.
Consolidated Income Statements
Years ended December 31, 2014, 2013 and 2012
(Dollars in thousands, except per share data)

	2014	2013	(1)	2012	(1)
Interest income
Loans, including fees	$63,351	$47,362		$35,186
Securities	62	705		2,739
Federal funds sold and other	897	432		276
Total interest income	64,310	48,499		38,201
Interest expense
Savings and interest-bearing demand deposits	2,154	1,889		1,653
Time deposits	3,809	2,948		3,212
Federal Home Loan Bank advances	2,607	1,753		1,196
Other borrowings	56	60		66
Total interest expense	8,626	6,650		6,127
Net interest income	55,684	41,849		32,074
Provision for loan losses	4,814	1,218		2,358
Net interest income after provision for loan losses	50,870	40,631		29,716
Noninterest income
Gains on sales of securities	241	305		3,035
Gains on sales of loans	2,532	1,169		1,170
Service charges and fees	2,240	1,898		1,119
Bargain purchase gain	48	13,462		6,235
Gains on sales of other real estate owned, net	1,049	686		455
Bank-owned life insurance	160	173		206
Mortgage banking fees	47	590		590
Other noninterest income	1,421	3,365		2,241
Total noninterest income	7,738	21,648		15,051
Noninterest expense
Salaries and employee benefits	18,360	17,015		14,281
Occupancy expense	4,505	3,630		2,590
Furniture and equipment	2,666	1,841		1,567
Regulatory assessments	1,467	1,096		798
Network services and data processing	3,819	3,402		2,027
Printing and office supplies	389	481		398
Postage and delivery	255	256		221
Advertising and promotion	3,546	3,422		2,830
Other real estate owned related expense, net	2,168	2,163		1,495
Other real estate owned – valuation allowance expense	3,331	1,739		548
Amortization of intangible assets	498	434		404
Professional fees	2,920	2,785		3,106
Loan collection expenses	458	710		1,051
Merger related expenses	–	1,010		905
Other noninterest expense	2,850	2,653		1,742
Total noninterest expense	47,232	42,637		33,963
Income before income taxes	11,376	19,642		10,804
Income tax expense (benefit)	4,652	7,652		(2,304)
Net income	$6,724	$11,990		$13,108
Earnings per common share:
Basic	$0.48	$1.08		$1.29
Diluted	$0.48	$1.08		$1.28
_______________
(1)	Per share amounts have been restated to reflect the 7-for-1 reverse stock split completed on August 13, 2014. Please refer to Note 2 – Initial Public Offering for additional information related to the reverse stock split.

See accompanying notes to the consolidated financial statements.

C1 Financial, Inc.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2014, 2013 and 2012
(Dollars in thousands)

	2014	2013	2012
Net income	$6,724	$11,990	$13,108
Other comprehensive income (loss):
Unrealized gains/losses on available for sale securities:
Unrealized holding gain arising during the period	241	228	3,969
Reclassification adjustments for gains included in net income*	(241)	(305)	(3,035)
Tax effect*	–	29	(29)
Total other comprehensive income (loss), net of tax	–	(48)	905
Comprehensive income	$6,724	$11,942	$14,013
_______________
*	Amounts for realized gains on available for sale securities are included in gain on sale of securities in the consolidated income statements. Income taxes associated with the unrealized holding gain arising during the period, net of the reclassification adjustments for gains included in net income, were $0, $29 and $(29) for the years ended December 31, 2014, 2013 and 2012, respectively. The amounts related to income taxes on gains included in net income are included in income tax expense (benefit) in the consolidated income statements.

See accompanying notes to the consolidated financial statements.

C1 FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended December 31, 2014, 2013 and 2012
(Dollars in thousands)

	Preferred Stock Series E	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2012(1)	$1,033	$8,581	$74,987	$(9,147)	$(4)	$(857)	$74,593
Issuance of common stock, net of costs of $0 (1,035,251 shares)(1)	–	1,035	7,029	–	–	–	8,064
Net income	–	–	–	13,108	–	–	13,108
Other	–	–	–	(223)	–	–	(223)
Other comprehensive income	–	–	–	–	–	905	905
Balance at December 31, 2012	1,033	9,616	82,016	3,738	(4)	48	96,447
Issuance of common stock, net of costs of $0 (1,567,825 shares)(1)	–	1,568	11,894	–	–	–	13,462
Conversion of preferred stock to common stock(1)	(1,033)	1,033	–	–	–	–	–
Retirement of treasury stock(1)	–	–	(4)	–	4	–	–
Net income	–	–	–	11,990	–	–	11,990
Other	–	–	–	(37)	–	–	(37)
Other comprehensive loss	–	–	–	–	–	(48)	(48)
Balance at December 31, 2013	–	12,217	93,906	15,691	–	–	121,814

Issuance of common stock, net of costs of $4,653 (3,884,034 shares)(1)	–	3,884	54,023	–	–	–	57,907
Net income	–	–	–	6,724	–	–	6,724
Other	–	–	193	–	–	–	193
Other comprehensive income	–	–	–	–	–	–	–
Balance at December 31, 2014	$–	$16,101	$148,122	$22,415	$–	$–	$186,638
_______________
(1)	Amounts have been restated to reflect the 7-for-1 reverse stock split completed on August 13, 2014. Please refer to Note 2 – Initial Public Offering for additional information related to the reverse stock split.

See accompanying notes to the consolidated financial statements.

C1 Financial, Inc.
Consolidated Statements of Cash Flows
Years ended December 31, 2014, 2013 and 2012
(Dollars in thousands)

	2014	2013	2012
Cash flows from operating activities
Net income	$6,724	$11,990	$13,108
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	4,814	1,218	2,358
Depreciation	2,841	2,069	1,601
Net accretion of purchase accounting adjustments	(2,483)	(2,856)	(2,703)
Net amortization of securities	–	589	1,752
Accretion of loan discount	(270)	(383)	(173)
Amortization of other intangible assets	498	434	404
Increase in goodwill	–	–	(250)
Increase in other real estate owned valuation allowance	3,331	1,739	548
Increase in cash surrender value of bank-owned life insurance (BOLI)	(160)	(173)	(206)
Gain on sale of securities	(241)	(305)	(3,035)
Bargain purchase gain	(48)	(13,462)	(6,235)
Net change in deferred income tax expense (benefit)	(798)	5,660	(2,304)
Gain on sales of loans	(2,532)	(1,169)	(1,170)
Gain on sales of other real estate owned, net	(1,049)	(686)	(455)
Change in assets and liabilities:
Accrued interest receivable and other assets	(3,132)	(1,296)	(2,808)
Other liabilities	(1,622)	4,099	(221)
Net cash from operating activities	5,873	7,468	211
Cash flows from investing activities
Net change in time deposits in other financial institutions	–	249	918
Loan originations, net of repayments	(162,412)	(258,693)	(97,917)
Proceeds from loans sold	26,697	33,200	32,425
Proceeds from sales of other real estate owned	7,206	9,855	6,936
Purchase of securities available for sale	–	–	(149,727)
Proceeds from sales, calls and maturities of securities	996	130,562	186,719
Purchase of Federal Home Loan Bank stock	(1,958)	(4,868)	–
Proceeds from sale of Federal Home Loan Bank stock	944	2,248	8,394
Payments for the purchase of premises and equipment	(9,632)	(14,829)	(9,363)
Purchase of bank-owned life insurance (BOLI)	(35,000)	–	–
Net cash transferred in bank acquisition	48	41,819	(3,822)
Net cash from investing activities	(173,111)	(60,457)	(25,437)
Cash flows from financing activities
Net proceeds from issuance of common stock	57,907	13,462	8,064
Net change in deposits	126,582	44,341	104,092
Net change in federal funds purchased and securities sold under agreements to repurchase	–	–	(13)
Repayment of Federal Home Loan Bank advances	(17,000)	(68,400)	(23,129)
Proceeds from Federal Home Loan Bank advances	45,000	130,000	–
Repayment of other borrowings	(3,000)	–	–
Net cash from financing activities	209,489	119,403	89,014
Net change in cash and cash equivalents	42,251	66,414	63,788
Cash and cash equivalents at beginning of the period	143,452	77,038	13,250
Cash and cash equivalents at end of the period	$185,703	$143,452	$77,038
Supplemental information:
Cash paid during the period for interest	$9,002	$7,452	$6,127
Cash paid during the period for income taxes	6,584	155	–
Non-cash items:
Transfers from loans to other real estate owned	3,355	6,829	9,916

See accompanying notes to the consolidated financial statements.

C1 Financial, Inc.
NOTES TO Consolidated FINANCIAL Statements
December 31, 2014, 2013 and 2012
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation The consolidated financial statements as of and for the years ended December 31, 2014 and 2013 include C1 Financial, Inc. and its wholly owned subsidiary, C1 Bank (the “Bank”), together referred to as the “Company”. The financial statements as of and for the year ended December 31, 2012 only include C1 Bank because C1 Financial, Inc. became Parent Company of C1 Bank only after the share reorganization that took place in December 2013.

C1 Financial, Inc. is the Parent Company for its wholly owned subsidiary, C1 Bank. C1 Financial, Inc. is a Bank Holding Company and a Florida Corporation organized in 2013, and C1 Bank became its wholly owned subsidiary after the share reorganization that took place on December 19, 2013, when 11,632,448 common shares of C1 Financial Inc. were issued to C1 Bank shareholders in exchange for their C1 Bank shares, with C1 Financial Inc. becoming the owner of all 11,632,448 outstanding common shares of C1 Bank as of that date. After the reorganization and up to December 31, 2013, C1 Financial, Inc. raised $5,605 of new capital through the issuance of 584,484 common shares. All of this capital was injected into C1 Bank resulting in C1 Financial, Inc. purchasing an additional 584,484 common shares of C1 Bank. At December 31, 2013, C1 Financial Inc. had 12,216,932 common shares outstanding and owned 12,216,932 common shares of C1 Bank.

As described in Note 2, on July 17, 2014, the Board of Directors of the Company approved a resolution for C1 Financial, Inc. to sell shares of common stock to the public in an initial public offering. As a result of the initial public offering, which became effective on August 13, 2014, C1 Financial, Inc. issued 2,761,356 shares of common stock.

In connection with the initial public offering, on July 17, 2014, the Board of Directors approved a 7-for-1 reverse stock split of the Company’s common stock, which was approved by the majority stockholders and completed on August 13, 2014. The effect of the split on authorized, issued and outstanding common and preferred shares and earnings per share has been retroactively applied to all periods presented.

C1 Bank is a state chartered bank and is subject to the regulations of certain government agencies. During 2011, the Bank changed its name from Community Bank of Manatee to Community Bank & Company, and during 2012, the Bank changed its name to C1 Bank. The Bank provides a variety of banking services to individuals through its 30 offices and one loan production office located in 9 counties (Pinellas, Hillsborough, Pasco, Manatee, Sarasota, Charlotte, Lee, Miami-Dade and Orange). Its primary deposit products are checking, money market, savings, and term certificate accounts, and its primary lending products are commercial real estate loans, residential real estate loans, commercial loans, and consumer loans. Substantially all loans are secured by specific items of collateral including commercial and residential real estate, business assets and consumer assets. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions.

As described in Note 3, on August 2, 2013, the Bank acquired First Community Bank of Southwest Florida through an FDIC assisted transaction, consolidating substantially all of its assets and assuming all of the deposits. On May 31, 2012, the Bank purchased The Palm Bank and acquired substantially all of the assets and assumed all of the deposits.

The consolidated financial information included herein reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the financial condition and results of operations for the reported periods, with all significant intercompany transactions eliminated. The accounting and reporting policies of the Company conform to GAAP. Certain account reclassifications have been made to the 2013 and 2012 financial statements in order to conform to classifications used in the current year. Reclassifications had no effect on 2013 or 2012 net income or stockholders’ equity.

To prepare financial statements in conformity with GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

While the Company’s chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated into one reportable operating segment.

Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days, excess balances held at the Federal Reserve Bank of Atlanta, and Federal funds sold. Net cash flows are reported for customer loan and deposit transactions, bank acquisitions, interest bearing deposits in other financial institutions, and other borrowings.

Securities Available for Sale: When purchased, securities are classified as available for sale when management intends to hold the securities for an indefinite period of time, or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs.

Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income, net of income tax. Realized gains (losses) on securities available for sale are included in noninterest income. Gains and losses on sales of securities are determined by the specific identification method. Amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are included in interest income.

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Preferred Stock: During 2010 the Bank issued 1,033,335 shares of Series E Non-Cumulative Preferred stock with a par value of $1.00. Holders of Class E Preferred stock participate in any dividends and other distributions declared on the Common Stock. During 2013, all Series E Non-Cumulative Perpetual preferred stock was converted to common stock. No dividends were paid during the period the Series E Non-Cumulative Perpetual preferred stock was outstanding.

Concentration of Credit Risk: Most of the Bank’s business activity is with customers located within Pinellas, Hillsborough, Pasco, Manatee, Sarasota, Charlotte, Lee, Miami-Dade and Orange Counties. Therefore, the Bank’s exposure to credit risk is significantly affected by changes in the economy in these counties. The Bank has made commercial loans to Brazilian corporations which, at December 31, 2014 and 2013, exceeded 1% of total assets. These loans to Brazilian borrowers are secured by collateral outside of the U.S., and outstanding balances at December 31, 2014 and 2013 were $44,003 and $44,826, representing 2.9% and 3.4% of total assets, respectively.

Loans: Loans (excluding Purchased Credit Impaired loans which have shown evidence of deterioration since origination) which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. The recorded investment in loans is the outstanding principal balance, net of partial charge offs.

A loan is considered a troubled debt restructured loan based on individual facts and circumstances. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. If the loan is prepaid, the remaining unamortized fees and costs are charged or credited to interest income.

A loan is moved to nonaccrual status in accordance with the Bank’s policy, typically after 90 days of non-payment, or less than 90 days of nonpayment if management determines that the full timely collection of principal and interest becomes doubtful. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due.

Interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cost-recovery method with cash payments applied as principal reduction, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Purchased Credit Impaired Loans (PCI Loans): As part of business acquisitions (First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida), the Bank acquired loans that have evidence of credit deterioration since origination. These acquired loans are recorded at their fair value, such that there is no carryover of the allowance for loan losses.

Such purchased loans are accounted for individually or aggregated into pools of loans based on common risk characteristics. The Bank estimates the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference). Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded through the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty. These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required for each loan portfolio segment using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All substandard commercial, commercial real estate and construction loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, may be collectively evaluated for impairment and, accordingly, not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral-dependent loan, the loan is reported net at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of valuation allowance in accordance with the accounting policy for the allowance for loan losses.

The general component of our allowance analysis covers nonimpaired loans and is based on our historical loss experience over the past two years as adjusted for certain current factors described in the paragraph below. As of December 31, 2014, our loan portfolio included loans underwritten by different credit teams than our current team, including loans acquired from Community Bank of Manatee, First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida (together, the “Acquired Loans”). The Acquired Loans were originated under different economic conditions than exist today and were underwritten utilizing different underwriting standards. We consider the Acquired Loans to be seasoned since they were originated more than five years ago. As such, we use the historical loss experience for the pool of Acquired Loans over the past two years as part of the general component of our allowance analysis for the Acquired Loans. During 2013 through 2014, we observed that the economic environment was stable with some signals of economic recovery, both in the United States and in the Florida market in which we operate.

This actual historical loss experience is supplemented with management adjustment factors based on the risks present for each portfolio segment (separated for originated and acquired loans), including: (i) levels of and trends in delinquencies and nonaccrual loans; (ii) trends in volume and terms of loans; (iii) changes in lending policies, procedures, and practices; (iv) experience, ability and depth of lending management and other relevant staff; (v) changes in the quality of the loan review system; (vi) changes in the underlying collateral; (vii) changes in competition, legal and regulatory environment; (viii) effects of changes in credit concentrations; and (ix) national and local economic trends and conditions. To determine the impact of these factors, management looks at external indicators such as unemployment rate, GDP growth, trends in consumer credit, real estate prices in the geographical areas where the Bank operates, information related to the other Florida banks, the competitive and regulatory environment, as well as internal indicators such as loan growth, credit concentrations and loan review process. Each of the adjustment factors is graded on a scale from “significantly improved compared to historical period” to “significantly declined compared to historical period,” and historical loss rates are adjusted based on this assessment. If a factor is graded “same compared to historical period,” no adjustments are made to the historical loss experience for that specific pool and loan category with respect to such factor. In addition, a risk-rating adjustment factor is determined at the loan level, based on the individual risk rating of each loan.

As of December 31, 2014, the majority of our loan portfolio consisted of loans originated by C1 Bank from 2010-2014 and as such may not be seasoned. Excluding the charge-off of our only loan under the shared national credit program, the historical loss rate of the C1 Bank originated loans has been very low; however, due to the unseasoned nature of the C1 Bank originated loans, the historical loss rate may not effectively capture the probable incurred losses in this portion of our loan portfolio. Accordingly, we performed a peer statistical analysis of U.S. banks to determine what would be a normalized loss rate for our originated loans, considering characteristics like profitability, asset growth and geographical location, among others. While there are characteristics unique to each financial institution that drive loss rates and make a bank more or less risky than its peers, the purpose of this peer statistical analysis was to estimate a “better” loss rate, but in the context of a model that controls for characteristics like geography, asset growth and recovering economic conditions. For this analysis, we first looked at two- and three-year median loss rates for all U.S. banks, which were 0.18% and 0.23%, respectively, both below loss rates in the C1 Bank originated loan portfolio after factoring in management adjustments. Understanding that the median peer loss rates may not capture specifics of the C1 Bank originated loans, such as profitability, asset growth and geographical location, among others, we performed a regression-based study of credit-loss rates for all commercial banks in the United States over a three-year period ending in 2014. The model incorporated the following variables: amount of past due loans, geography, capitalization, bank age, management, asset size, asset quality, earnings, and credit risk.

We view this peer analysis as a short-term proxy until we develop additional loss history for the C1 Bank originated loans that approximate a full business cycle. The average business cycle length according to the National Bureau of Economic Research during the last 11 business cycles has been close to six years, and the FDIC defines seven years as a de novo period for extended supervisory activities for new charters (although we are not a de novo institution).

This peer analysis will affect the determination of our allowance for loan losses, as we will use the highest of the actual losses and the outcome of the analysis as the input for the calculation of the general component of the allowance for loan losses for the C1 Bank originated loans. We completed this analysis during the second quarter of 2014 and it was first used for the calculation of the allowance for loan losses as of June 30, 2014 and from there onwards. The peer analysis will be updated during the first quarter of each year and will be used as an element for the calculation of the allowance for loan losses during that specific year. The purpose of using the highest of actual and peer analysis loss rates is to prevent relying on lower C1 Bank originated loan loss rates, which could actually be caused by an unseasoned portfolio and may not effectively capture the probable incurred losses in the C1 Bank originated loan portion of our portfolio.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when funded.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line or accelerated method with useful lives ranging from 3 to 10 years. Costs of major additions and improvements are capitalized. Maintenance, repairs and minor improvements are expensed as incurred. Gains and losses on dispositions are included in current operations.

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other Real Estate Owned (OREO): Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs to sell, which establishes a new cost basis. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management to ensure that properties recorded in OREO are carried at the lower of cost or fair value less estimated costs of disposal. The OREO valuation allowance is adjusted as necessary. Expenses from the operations of OREO, net of rental income and changes in the OREO valuation allowance are included in noninterest expense.

Bank-Owned Life Insurance: As part of the acquisition of First Community Bank of America, the Bank acquired life insurance policies on certain executives of the acquired bank. The Bank also invested in separate account Bank-owned life insurance in December 2014. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Intangible Assets: Other intangible assets consist of the core deposit intangible arising from the First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida acquisitions. These intangible assets are amortized on an accelerated method over their estimated useful life.

Income Taxes: Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Bank recognizes interest and/or penalties related to income tax matters in income tax expense.

Advertising Costs: Advertising costs are expensed as incurred except for certain costs related to sports marketing contracts, which are initially capitalized and amortized during the expected time during which the Bank will benefit from the agreements, which is generally one to three years.

Information Technology Costs: Information technology costs are expensed as incurred except for software licenses, which are capitalized and amortized during their expected useful life.

Intellectual Property Rights: The Information Technology team of the Company develops information technology solutions for the benefit of the Company. In some cases, the Company files patents to protect the intellectual property. All related costs are expensed as incurred and the patents have no carrying value in the balance sheet.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

During 2014, the Board of Directors of the Company adopted an omnibus incentive plan, which reserved 1,000,000 shares of the Company’s common stock for the grant of awards to eligible employees. The omnibus incentive plan is scheduled to expire after ten years. As of December 31, 2014, there were no awards granted under the omnibus incentive plan.

Earnings per share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of any potentially dilutive common stock equivalents (i.e., outstanding stock options). Earnings per common share is restated for all stock splits and stock dividends through the date of the issuance of the financial statements.

Transfers and Servicing of Financial Assets: A transfer of financial assets is accounted for as a sale when control of the transferred asset is surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Servicing rights and other retained interests in the sold assets are recorded at fair value at the date of transfer. The fair values of servicing rights and other retained interests are determined at the date of transfer using the present value of estimated future cash flows, using assumptions that market participants would use in their estimates of fair values.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters as of December 31, 2014 that will have a material effect on the financial statements.

Comprehensive Income (loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, net of related income tax, which are also recognized as separate components of equity.

Restrictions on Cash: A portion of cash on hand is required to be maintained to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and impose certain restrictions on the payment of dividends.

NOTE 2 – INITIAL PUBLIC OFFERING

C1 Financial, Inc. qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). On June 2, 2014, the Company submitted a confidential draft Registration Statement on Form S-1 with the SEC with respect to the shares to be registered and sold. On July 11, 2014, the Company filed a public Registration Statement on Form S-1 with the SEC. On July 17, 2014, the Board of Directors of the Company approved a resolution for C1 Financial, Inc. to sell shares of common stock to the public in an initial public offering. The Registration statement was declared effective by the SEC on August 13, 2014. The Company issued 2,761,356 shares of common stock at $17 per share, which included 129,777 shares of common stock purchased by the underwriters of the offering on September 9, 2014 in connection with the partial exercise of the over-allotment option held by such underwriters. Total proceeds received by the Company, net of offering costs was $42.3 million.

In connection with the initial public offering, on July 17, 2014, the Board of Directors approved a 7-for-1 reverse stock split of the Company’s common stock, which was approved by the majority stockholders and completed on August 13, 2014. The effect of the split on authorized, issued and outstanding common and preferred shares and earnings per share has been retroactively applied to all periods presented.

NOTE 3 – BUSINESS COMBINATIONS

On August 2, 2013, the Bank acquired First Community Bank of Southwest Florida through the FDIC. First Community Bank of Southwest Florida operations are included in the Bank’s income statement beginning August 3, 2013. Acquisition-related costs of approximately $831 are included in the Bank’s income statement as noninterest expense for the year ended December 31, 2013. The total value of the consideration paid to the Bank by the FDIC was $23,494 in cash. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in Southwest Florida. The acquisition resulted in a bargain purchase gain of $12,387 as of acquisition date, primarily as a result of the bid price being below the fair value of the net assets acquired. After measurement period adjustments, bargain purchase gain as of December 31, 2013 was $13,462.

The following table summarizes the consideration received for First Community Bank of Southwest Florida and the fair value of the assets acquired and liabilities assumed at the acquisition date:

	August 2, 2013	Measurement Period	December 31, 2013
Assets
Cash and cash equivalents	$18,645	$–	$18,645
Securities available for sale	21,500	–	21,500
Restricted stock	926	–	926
Loans	164,965	578	165,543
Premises and equipment	5,630	–	5,630
Core deposit intangibles	1,549	–	1,549
Other real estate owned	25,604	497	26,101
Other assets	905	–	905
Total assets acquired	239,724	1,075	240,799
Liabilities
Deposits	237,053	–	237,053
FHLB Advances	13,600	–	13,600
Other liabilities	178	–	178
Total liabilities assumed	250,831	–	250,831
Net assets acquired	(11,107)	1,075	(10,032)
Net cash received	23,494	–	23,494
Bargain purchase gain	$12,387	$1,075	$13,462

On May 31, 2012, the Bank acquired The Palm Bank in exchange for $5,496. The Palm Bank’s results of operations are included in the Bank’s income statement beginning June 1, 2012. Acquisition-related costs of approximately $217 are included in the Bank’s income statement as noninterest expense for the year ended December 31, 2012. The total value of the consideration paid to The Palm Bank shareholders was $5,496 in cash. The purchase was part of the Bank’s overall strategy to grow and expand its market presence in Tampa Bay. The acquisition resulted in a bargain purchase gain of $3,526 as of acquisition date, primarily as a result of the purchase price being less than the seller’s book value, and the fair value of the net assets acquired exceeding the seller’s book value. After measurement period adjustments, bargain purchase gain as of December 31, 2012 was $6,235.

The following table summarizes the consideration paid for The Palm Bank and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

	May 31, 2012	Measurement Period	December 31, 2012
Assets
Cash and cash equivalents	$1,897	$-	$1,897
Securities available for sale	40,540	-	40,540
Restricted stock	7,744	-	7,744
Loans	60,029	178	60,207
Premises and equipment	2,465	-	2,465
Core deposit intangibles	272	-	272
Other real estate owned	1,622	-	1,622
Accrued interest receivable	434	-	434
Deferred taxes	-	2,531	2,531
Other assets	888	-	888
Total assets acquired	115,891	2,709	118,600
Liabilities
Deposits	99,080	-	99,080
FHLB Advances	7,130	-	7,130
Other liabilities	659	-	659
Total liabilities assumed	106,869	-	106,869
Net assets acquired	9,022	2,709	11,731
Net cash paid	(5,496)	-	(5,496)
Bargain purchase gain	$3,526	$2,709	$6,235

The acquisitions were accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Both the purchased assets and liabilities assumed are recorded at their estimated fair values. Determining the fair values of assets and liabilities, especially the loan portfolio and foreclosed real estate, involves significant judgment and assumptions. Due primarily to the significant amount of fair value adjustments, troubled condition, and regulatory constraints, historical results of First Community Bank of Southwest Florida are not believed to be relevant to the Company’s results, and thus no pro forma information is presented.

NOTE 4—INTANGIBLE ASSETS

Acquired intangible assets at December 31, 2014 and 2013 were as follows:

`	December 31, 2014		December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$2,572	$(1,585)	$2,572	$(1,087)

Amortization expense for 2014, 2013 and 2012 was $498, $434 and $404, respectively. Estimated amortization expense for each of the next five years is as follows:

2015	$288
2016	200
2017	143
2018	104
2019	77

NOTE 5 – INVESTMENT SECURITIES

C1 Financial, Inc.’s Directors Asset/Liability Committee resolved in early 2013 that improving economic conditions could begin to put upward pressure on interest rates in 2013 and beyond, especially considering the fact that rates still remain at historically low levels. Given the concern relative to this economic and interest rate scenario, the Committee made the decision to sell all marketable securities in the Bank’s portfolio. These actions, taken in September and August of 2013, eliminated the mark-to-market risk that holding the securities would have posed in a rising interest rate environment and allowed the excess funds to be redeployed into loans. As a result, the Bank had no securities available for sale as of December 31, 2014 and December 31, 2013.

As of March 31, 2014, the Bank carried $938 thousand of equity securities corresponding to a fund investment from an acquired bank, which was converted to equity shares as a result of a public offering. These shares were sold at a gain during the three months ended June 30, 2014.

Proceeds and gross gains and (losses) from the sale of securities available for sale for the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Proceeds from sales of securities	$996	$130,091	$173,828
Gross gain	$241	$576	$3,092
Gross (loss)	-	(271)	(57)
Net gains (losses) on sales of securities	$241	$305	$3,035

NOTE 6 – LOANS

	December 31, 2014	December 31, 2013
Real estate
Residential	$224,416	$196,238
Commercial	723,577	636,238
Construction	107,436	90,974
Total real estate	1,055,429	923,450
Commercial	75,360	85,511
Consumer	57,733	44,068
Total loans, gross	1,188,522	1,053,029
Less
Net deferred loan fees	(4,142)	(2,880)
Allowance for loan losses	(5,324)	(3,412)
Total loans, net	$1,179,056	$1,046,737

The Bank has divided the loan portfolio into various portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified are as follows:

Residential real estate loans are typically secured by 1-4 family residential properties located mostly in Florida and are underwritten in accordance with policies set forth and approved by the Board of Directors, including repayment capacity and source, value of the underlying property, credit history and stability.

Repayment of residential real estate loans is primarily dependent upon the personal income or business income generated by the secured rental property of the borrowers (in the case of investment properties), which can be impacted by the economic conditions in their market area or, in the case of loans to foreign borrowers, their country of origin from which their source of income originates. Risk is mitigated by the fact that the properties securing the Bank’s residential real estate loan portfolio are diverse in type and spread over a large number of borrowers.

Commercial real estate loans are typically segmented into classes, such as, office buildings and condominiums, retail buildings and shopping centers, warehouse and other. Commercial real estate loans are secured by the subject property and are underwritten based upon standards set forth in the Bank’s policies approved by the Board of Directors. Such standards include, among other factors, loan to value limits, cash flow and debt service coverage and general creditworthiness of the obligors.

Construction loans to borrowers are extended for the purpose of financing the construction of owner occupied and nonowner occupied properties. These loans are categorized as construction loans during the construction period, later converting to commercial or residential real estate loans after the construction is complete and amortization of the loan begins. Construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction completed.

Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. When possible, commercial loans are secured by real estate. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, collateral is taken as a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Consumer loans are extended for various purposes. This segment also includes home improvement loans, lines of credit, personal loans, and deposit account collateralized loans. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower, the purpose of the credit, and the primary and secondary sources of repayment.

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2014:

Year ended December 31, 2014	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$439	$1,860	$241	$537	$335	$3,412

Loans charged-off	(304)	(430)	(51)	(4,163)	(347)	(5,295)
Recoveries	1,100	351	472	414	56	2,393
Net (charge-offs) recoveries	796	(79)	421	(3,749)	(291)	(2,902)

Provision (reversal of provision) for loan losses	(415)	1,642	(246)	3,585	248	4,814
Ending Balance	$820	$3,423	$416	$373	$292	$5,324

On June 30, 2014, the Bank charged-off in-full its only loan under the shared national credit program, or Shared National Credit in the amount of $4.0 million. The Bank deemed the loan to be uncollectible in June 2014 and the full loan was charged off as the Bank believed that cash flow to repay the loan was collateral-dependent and other sources of repayment were no more than nominal. The value of the collateral, in this case closely held stock, was determined to be uncertain.

The related Shared National Credit made all scheduled payments through March 31, 2014 including on March 31, 2014. Additionally, the last regulatory Shared National Credit rating indicated a pass rating. A cash flow prediction for the underlying borrower received in the second quarter of 2014 showed imminent negative cash flows. The negative cash flow projections along with other events taking place in June 2014 led the Bank to believe that the outstanding balance would not be collected. The Bank holds no other Shared National Credits and has no existing plans to purchase any other Shared National Credits.

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2013:

Year ended December 31, 2013	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$523	$1,337	$251	$399	$304	$2,814

Loans charged-off	(506)	(940)	(120)	(918)	(180)	(2,664)
Recoveries	1,012	181	317	330	204	2,044
Net (charge-offs) recoveries	506	(759)	197	(588)	24	(620)

Provision (reversal of provision) for loan losses	(590)	1,282	(207)	726	7	1,218
Ending Balance	$439	$1,860	$241	$537	$335	$3,412

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2012:

Year ended December 31, 2012	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$1,455	$1,969	$1,233	$885	$250	$5,792

Loans charged-off	(3,094)	(752)	(1,763)	(965)	(240)	(6,814)
Recoveries	347	268	422	355	86	1,478
Net (charge-offs) recoveries	(2,747)	(484)	(1,341)	(610)	(154)	(5,336)

Provision (reversal of provision) for loan losses	1,815	(148)	359	124	208	2,358
Ending Balance	$523	$1,337	$251	$399	$304	$2,814

The following table provides the allocation of the allowance for loan losses by portfolio segment at December 31, 2014:

December 31, 2014	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Specific Reserves:
Impaired Loans	$107	$339	$–	$68	$–	$514
Purchase credit impaired loans	46	37	8	–	1	92
Total Specific Reserves	153	376	8	68	1	606
General Reserves	667	3,047	408	305	291	4,718
Total	$820	$3,423	$416	$373	$292	$5,324

Loans:
Individually evaluated for impairment	$1,813	$5,395	$230	$1,013	$104	$8,555
Purchase credit impaired loans	6,580	19,360	1,480	687	66	28,173
Collectively evaluated for impairment	216,023	698,822	105,726	73,660	57,563	1,151,794
Total ending loans balance	$224,416	$723,577	$107,436	$75,360	$57,733	$1,188,522

The following table provides the allocation of the allowance for loan losses by portfolio segment at December 31, 2013:

December 31, 2013	Residential Real Estate	Commercial Real Estate	Construction	Commercial	Consumer	Total
Specific Reserves:
Impaired Loans	$32	$189	$–	$183	$–	$404
Purchase credit impaired loans	13	403	19	–	1	436
Total Specific Reserves	45	592	19	183	1	840
General Reserves	394	1,268	222	354	334	2,572
Total	$439	$1,860	$241	$537	$335	$3,412

Loans:
Individually evaluated for impairment	$1,441	$6,310	$6	$1,119	$8	$8,884
Purchase credit impaired loans	7,018	23,029	2,139	963	70	33,219
Collectively evaluated for impairment	187,779	606,899	88,829	83,429	43,990	1,010,926
Total ending loans balance	$196,238	$636,238	$90,974	$85,511	$44,068	$1,053,029

The following table presents loans individually evaluated for impairment by class of loans as of and for the period ended December 31, 2014 and December 31, 2013, respectively. The difference between the unpaid principal balance and the recorded investment is the amount of partial charge-offs that have been taken.

	December 31, 2014			December 31, 2013
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Residential real estate	$1,643	$1,464	$–	$1,596	$1,384	$–
Commercial real estate			–
Multifamily	–	–	–	10	6	–
Owner occupied	4,346	4,000	–	4,077	3,595	–
Nonowner occupied	608	553	–	491	306	–
Secured by farmland	185	143	–	2,310	1,934	–
Construction	280	230	–	88	6	–
Commercial	1,007	777	–	388	372	–
Consumer	169	104	–	9	8	–
With allowance recorded:
Residential real estate	364	349	107	57	57	32
Commercial real estate
Multifamily	–	–	–	–	–	–
Owner occupied	776	699	339	509	469	189
Nonowner occupied	–	–	–	–	–	–
Secured by farmland	–	–	–	–	–	–
Construction	–	–	–	–	–	–
Commercial	314	236	68	949	747	183
Consumer	–	–	–	–	–	–
Total	$9,692	$8,555	$514	$10,484	$8,884	$404

Average impaired loans and related interest income for the years ended December 31, 2014 and 2013, respectively, were as follows:

	Year ended December 31, 2014			Year ended December 31, 2013
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Residential real estate	$1,053	$5	$–	$1,391	$6	$–
Commercial real estate
Multifamily	–	–	–	259	8	–
Owner occupied	2,779	13	–	3,459	60	–
Nonowner occupied	720	1	–	320	2	–
Secured by farmland	1,312	17	–	746	2	–
Construction	95	–	–	31	-	–
Commercial	399	8	–	359	8	–
Consumer	76	–	–	79	-	–
With allowance recorded:
Residential real estate	486	7	–	401	2	–
Commercial real estate
Multifamily	–	–	–	–	-	–
Owner occupied	1,773	21	–	702	15	–
Nonowner occupied	68	–	–	–	-	–
Secured by farmland	–	–	–	–	-	–
Construction	45	–	–	–	-	–
Commercial	693	12	–	691	5	–
Consumer	58	–	–	479	3	–
Total	$9,557	$84	$–	$8,917	$111	$–

Average impaired loans and related interest income for the year ended December 31, 2012 was as follows:

	Year ended December 31, 2012
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Residential real estate	$3,168	$38	$–
Commercial real estate
Multifamily	236	22	–
Owner occupied	2,796	17	–
Nonowner occupied	827	15	–
Secured by farmland	–	–	–
Construction	1,260	6	–
Commercial	295	14	–
Consumer	181	9	–
With allowance recorded:
Residential real estate	469	10	–
Commercial real estate
Multifamily	–	–	–
Owner occupied	965	–	–
Nonowner occupied	131	–	–
Secured by farmland	–	–	–
Construction	543	11	–
Commercial	829	11	–
Consumer	–	–	–
Total	$11,700	$153	$–

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2014:

December 31, 2014	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Residential real estate	$4,168	$–
Commercial real estate	14,582	–
Construction	449	–
Commercial	1,591	–
Consumer	104	–
Total	$20,894	$–

The reported amount includes $12,980 of nonaccrual purchase credit impaired loans. Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty. These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2013:

December 31, 2013	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Residential real estate	4,127	–
Commercial real estate	17,159	–
Construction	864	–
Commercial	1,624	–
Consumer	8	–
Total	23,782	–

The reported amount includes $17,260 of nonaccrual purchase credit impaired loans. Loans are placed on nonaccrual and accounted for under the cost recovery method when repayment is expected through foreclosure or repossession of the collateral, and the timing of foreclosure or repossession cannot be estimated with reasonable certainty. These loans are measured for impairment under the Bank’s policy for measuring impairment on collateral dependent impaired loans that were originated by the Bank and included in impaired loans if there is a subsequent decline in the value of the collateral.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2014 by class of loans:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2014
Residential real estate	$1,256	$165	$4,168	$5,589	$218,827	$224,416
Commercial Real Estate
Multifamily	356	–	–	356	32,545	32,901
Owner occupied	1,829	–	10,261	12,090	219,146	231,236
Nonowner occupied	2,593	–	4,178	6,771	392,831	399,602
Secured by farmland	–	–	143	143	59,695	59,838
Construction	85	–	449	534	106,902	107,436
Commercial	550	–	1,591	2,141	73,219	75,360
Consumer	49	48	104	201	57,532	57,733
Total	$6,718	$213	$20,894	$27,825	$1,160,697	$1,188,522

The following table presents the aging of the recorded investment in past due loans as of December 31, 2013 by class of loans:

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 89 Days	Total Past Due	Loans Not Past Due	Total
December 31, 2013
Residential real estate	$1,794	$63	$4,127	$5,984	$190,254	$196,238
Commercial Real Estate
Multifamily	–	–	6	6	56,035	56,041
Owner occupied	176	251	10,191	10,618	193,878	204,496
Non-owner occupied	–	889	4,032	4,921	300,434	305,355
Secured by farmland	415	–	2,930	3,345	67,001	70,346
Construction	1,018	–	864	1,882	89,092	90,974
Commercial	195	–	1,624	1,819	83,692	85,511
Consumer	319	6	8	333	43,735	44,068
Total	$3,917	$1,209	$23,782	$28,908	$1,024,121	$1,053,029

Troubled Debt Restructurings:

The following table is a summary of troubled debt restructurings that were performing in accordance with the restructured terms at December 31, 2014.

December 31, 2014	Number of Loans	Recorded Investment
Residential real estate	–	$–
Commercial real estate
Multifamily	–	–
Owner occupied	1	532
Nonowner occupied	1	374
Secured by farmland	–	–
Construction	–	–
Commercial	–	–
Consumer	–	–
Total	2	$906

The Bank had no nonaccruing troubled debt restructurings and was not committed to lend any additional amounts as of December 31, 2014 to customers with outstanding loans that were classified as troubled debt restructurings.

There were no loans modified as troubled debt restructurings during the years ended December 31, 2014 and 2013.

The following table is a summary of troubled debt restructurings that were performing in accordance with the restructured terms at December 31, 2013:

December 31, 2013	Number of Loans	Recorded Investment
Residential real estate	1	$64
Commercial real estate
Multifamily	–	–
Owner occupied	–	–
Non-owner occupied	1	382
Secured by farmland	–	–
Construction	–	–
Commercial	–	–
Consumer	–	–
Total	2	$446

The following table is a summary of nonaccruing troubled debt restructurings at December 31, 2013:

December 31, 2013	Number of Loans	Recorded Investment
Residential real estate	–	$–
Commercial real estate
Multifamily	–	–
Owner occupied	1	534
Non-owner occupied	–	–
Secured by farmland	–	–
Construction	–	–
Commercial	–	–
Consumer	–	–
Total	1	$534

The Bank was not committed to lend any additional amounts as of December 31, 2013 to customers with outstanding loans that were classified as troubled debt restructurings.

There were no troubled debt restructurings that defaulted during 2014, 2013 or 2012. A troubled debt restructuring is considered to be in payment default once it is 90 days contractually past due under the modified terms.

Credit Quality Indicators:

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed at least annually. The Bank uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans not meeting the criteria above include homogeneous loans, which includes residential real estate and consumer loans. The credit quality indicator used for loans not meeting the criteria above is payment status and historical payment experience. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2014
Residential real estate	$215,998	$2,405	$6,013	$–	$224,416
Commercial real estate
Multifamily	32,667	234	-	–	32,901
Owner occupied	205,078	11,059	15,099	–	231,236
Nonowner occupied	389,430	5,994	4,178	–	399,602
Secured by farmland	59,022	673	143	–	59,838
Construction	105,027	1,357	1,052	–	107,436
Commercial	73,321	311	1,728	–	75,360
Consumer	57,568	61	104	–	57,733
Total	$1,138,111	$22,094	$28,317	$–	$1,188,522

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2013
Residential real estate	186,169	3,950	6,119	–	196,238
Commercial real estate
Multifamily	55,113	568	360	–	56,041
Owner occupied	174,920	14,060	15,516	–	204,496
Non-owner occupied	291,302	9,938	4,115	–	305,355
Secured by farmland	65,908	415	4,023	–	70,346
Construction	87,512	2,012	1,450	–	90,974
Commercial	82,860	569	2,082	–	85,511
Consumer	43,654	406	8	–	44,068
Total	987,438	31,918	33,673	–	1,053,029

The Bank acquired loans through the acquisitions of First Community Bank of America, The Palm Bank and First Community Bank of Southwest Florida, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans at December 31, 2014 and December 31, 2013 was approximately $28,081 and $32,783, respectively.

The Bank maintained an allowance for loan losses of $92 and $436 at December 31, 2014 and December 31, 2013, respectively, for loans acquired with deteriorated quality. During the years ended December 31, 2014, 2013 and 2012, the Bank accreted $652, $284 and $0, respectively, into interest income on these loans. The remaining accretable discount was $2,421 at December 31, 2014 and $3,087 at December 31, 2013. The Bank did not transfer any nonaccretable discount on these loans during the periods presented.

Loans related to the acquisition of First Community Bank of Southwest Florida for which it was probable at acquisition that all contractually required payments would not be collected were as follows:

2013
Contractually required payments receivable of loans purchased during the year (assuming no prepayments)	$35,650
Cash flows expected to be collected at acquisition	$24,030
Fair value of acquired loans at acquisition	$20,901

The Bank has entered into transactions with certain directors, officers, significant stockholders and their affiliates. The aggregate amount of loans to such related parties at December 31, 2014 and 2013 was $2,520 and $813, respectively. During 2014 and 2013, loan additions were $2,493 and $59, respectively, and loan repayments were $786 and $1,995, respectively.

NOTE 7 – OTHER REAL ESTATE OWNED

Other real estate owned activity was as follows:

	2014	2013	2012
Balance at beginning of period	$41,049	$19,027	$14,518
Acquired other real estate owned	–	26,101	1,622
Loans transferred to other real estate owned	3,355	6,829	9,916
Valuation allowance expense	(3,331)	(1,739)	(548)
Sales of other real estate owned	(6,157)	(9,169)	(6,481)
Balance at end of period	$34,916	$41,049	$19,027

Activity in the other real estate owned valuation allowance was as follows:

	2014	2013	2012
Balance at beginning of period	$2,709	$1,520	$995
Valuation allowance expense	3,331	1,739	548
Removals due to sales	(1,190)	(550)	(23)
Balance at end of period	$4,850	$2,709	$1,520

Expenses related to other real estate owned include:

	2014	2013	2012
Operating expenses, net of rental income	$2,168	$2,163	$1,495
Valuation allowance expense	3,331	1,739	548
Other real estate owned expense	$5,499	$3,902	$2,043

NOTE 8 – PREMISES AND EQUIPMENT

A summary of the Company’s premises and equipment and the total accumulated depreciation are as follows:

	December 31, 2014	December 31, 2013
Land	$15,298	$10,926
Buildings and improvements	38,104	29,258
Furniture, equipment and autos	12,937	10,213
Construction in progress	7,899	14,405
	74,238	64,802
Less: accumulated depreciation	(10,163)	(7,518)
Net book value	$64,075	$57,284

At December 31, 2014, the Bank was obligated under noncancelable operating leases for land and branch locations through the year 2056. These leases contain escalation clauses providing for increased rent based primarily on increases in real estate taxes, increases in the average consumer price index, or predetermined fixed rates. Rent expense, which is included in occupancy expense, was $1,713, $1,508 and $892 for the years ended December 31, 2014, 2013 and 2012, respectively.

The required minimum rental payments under the terms of the leases at December 31, 2014 for each of the next five years and thereafter are as follows:

2015	$1,277
2016	989
2017	848
2018	800
2019	712
Thereafter	11,098
$15,724

NOTE 9 – DEPOSITS

Deposit account balances are summarized as follows:

	December 31, 2014	December 31, 2013
Noninterest-bearing demand	$278,543	$194,383
Interest-bearing demand/NOW	140,598	138,765
Money market and savings	435,105	362,591
Time	313,256	345,304
	$1,167,502	$1,041,043

Time deposits maturing in years ending after December 31, 2014 are as follows:

2015	$174,041
2016	88,339
2017	24,164
2018	7,053
2019	15,445
Thereafter	4,214
$313,256

The aggregate amount of certificates of deposit that are $250 or more included in time deposits as of December 31, 2014 and 2013 was $26,277 and $25,524, respectively. As of December 31, 2014 and 2013, we had brokered deposits of $17,052 and $4,086, respectively. At December 31, 2014 and 2013, officers and directors of the Bank and entities in which they hold a financial interest had approximately $6,259 and $4,903 in deposits, respectively.

NOTE 10 – INCOME TAX MATTERS

The income tax expense included in operations consisted of the following:

	2014	2013	2012
Current provision
Federal	$4,635	$1,685	$174
State	815	307	–
Total	5,450	1,992	174

Deferred provision
Federal	(633)	4,856	(1,855)
State	(165)	804	(623)
Total	(798)	5,660	(2,478)

Total provision
Federal	4,002	6,541	(1,681)
State	650	1,111	(623)
Income tax expense (benefit)	$4,652	$7,652	$(2,304)

The net deferred tax asset (liability) consisted of the following:

	December 31, 2014	December 31, 2013
Deferred tax assets:
Net operating loss and credit carryforward	$1,628	$1,825
Allowance for loan losses	2,054	1,284
Purchase accounting adjustments	–	112
Accrued expenses	206	19
Other real estate owned	1,988	1,171
Nonaccrual loan interest	447	276
Other	170	32
	6,493	4,719

Deferred tax liabilities:
Bargain purchase gain	(2,714)	(2,693)
Depreciation	(2,609)	(2,119)
Deferred loan costs	(406)	(333)
Purchase accounting adjustments	(197)	–
Other	(420)	(225)
	(6,346)	(5,370)

Net deferred tax asset (liability)	$147	$(651)

At December 31, 2014, the Company had Federal and state net operating loss carryforwards of approximately $3,848 and $7,849, respectively. The Federal and state carryforwards begin to expire in 2029. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2014 and 2013, no valuation allowance for deferred taxes was recorded as management believed it was more likely than not that the deferred tax assets would be realized.

The effective tax rate differed from the Federal statutory rate of 35% for 2014 and 34% for 2013 and 2012 applied to income before taxes due to the following:

	2014	2013	2012
Federal statutory rate times financial statement income	$3,982	$6,678	$3,673
Effect of:
State taxes	423	733	202
Meals and entertainment	228	176	27
Bargain purchase gain	–	–	(2,120)
Change in valuation allowance	–	–	(4,372)
Other, net	19	65	286
Total	$4,652	$7,652	$(2,304)

At December 31, 2014, the Company had no amounts recorded for uncertain tax positions and does not expect any material changes in uncertain tax benefits during the next 12 months. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company is subject to U.S. Federal income tax as well as income tax of the state of Florida. The Company is under examination by the Internal Revenue Service for 2012 and 2013. No material adjustments are expected as a result of this examination.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of these commitments and contingent liabilities is as follows:

	Fixed	Variable	Total
December 31, 2014
Unused lines of credit	$3,549	$36,081	$39,630
Standby letters of credit	1,358	182	1,540
Commitments to fund loans	22,986	124,893	147,879
Total	$27,893	$161,156	$189,049

December 31, 2013
Unused lines of credit	$17,364	$45,171	$62,535
Standby letters of credit	1,734	242	1,976
Commitments to fund loans	3,193	43,382	46,575
Total	$22,291	$88,795	$111,086

There were no standby letters of credit to related parties at December 31, 2014 or 2013.

NOTE 12 – SUBORDINATED DEBENTURES

The Bank sold $3,000 of nonconvertible capital debentures to a single institution in 2005. The debentures had a stated maturity of ten years. The average interest rate paid on the debentures during 2014 was 1.96%. This rate was fixed for the first five years of the life of the debentures, and had a variable rate of 1.7% over the 3-month LIBOR for the final five years. The debentures were unsecured and subordinate in right of payment to the Bank’s obligation to its depositors and to the Bank’s other obligations to its creditors. The debentures were included in other borrowings on the balance sheet. The debentures were callable by the Bank after five years at par in whole or in part on any coupon date. The debentures were called by the Bank in December 2014.

NOTE 13 – FEDERAL HOME LOAN BANK ADVANCES

Advances from the FHLB at year end were as follows:

	December 31, 2014	December 31, 2013
Fixed rate credit advance, 1.71%, due July 2014	$—	$1,500
Fixed rate hybrid advance, 1.94%, due January 2015	5,000	5,000
Convertible, 4.62%, due October 2016	5,000	5,000
Convertible, 2.92%, due December 2017	6,000	6,000
Convertible, 2.76%, due February 2015	5,000	5,000
Convertible, 2.92%, due February 2015	5,000	5,000
Convertible, 3.66%, due July 2015	3,000	3,000
Fixed rate hybrid advance, 2.98%, due September 2014	—	5,000
Fixed rate credit advance, 1.20%, due November 2014	—	3,000
Fixed rate credit advance, 1.97%, due March 2015	1,000	1,000
Fixed rate credit advance, 1.87%, due May 2015	1,500	1,500
Fixed rate credit advance, 1.55%, due July 2015	1,000	1,000
Fixed rate hybrid advance, 1.58%, due October 2016	5,000	5,000
Fixed rate hybrid advance, 0.91%, due November 2014	—	7,500
Fixed rate credit advance, 1.42%, due December 2016	5,000	5,000
Fixed rate hybrid advance, 1.19%, due May 2018	20,000	20,000
Fixed rate hybrid advance, 2.70%, due May 2023	10,000	10,000
Fixed rate credit advance, 0.83%, due July 2016	1,000	1,000
Fixed rate hybrid advance, 1.78%, due September 2018	20,000	20,000
Fixed rate hybrid advance, 0.92%, due September 2016	10,000	10,000
Fixed rate hybrid advance, 0.44%, due December 2015	13,000	13,000
Fixed rate hybrid advance, 1.80%, due December 2018	5,000	5,000
Fixed rate hybrid advance, 1.34%, due December 2017	6,000	6,000
Fixed rate hybrid advance, 0.82%, due December 2016	6,000	6,000
Fixed rate hybrid advance, 1.92%, due May 2019	15,000	—
Fixed rate hybrid advance, 1.99%, due August 2019	15,000	—
Fixed rate hybrid advance, 2.02%, due August 2019	15,000	—
Total	$178,500	$150,500

As of December 31, 2014, the option to convert from a fixed rate to variable rate remains for the convertible advance with a fixed interest rate of 2.92% and due December 2017. The convertible advances are callable by the FHLB. Hybrid advances offer symmetrical prepayment and a one-time option to embed an interest rate cap or floor.

The advances at December 31, 2014 were collateralized by $94,464 of first mortgage residential loans, $6,170 of home equity lines of credit and second mortgage loans, $7,582 of multi-family real estate loans and $163,555 of commercial real estate mortgage loans. As of December 31, 2014, the Bank’s total available collateral with the FHLB was approximately $387,010.

Maturities of FHLB advances for the next five years are as follows:

2015	$34,500
2016	32,000
2017	12,000
2018	45,000
2019	45,000
Thereafter	10,000
$178,500

NOTE 14 – FAIR VALUES

Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels that may be used to measure fair value:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

The Company had no securities available for sale or any other assets measured at fair market value on a recurring basis at December 31, 2014 and December 31, 2013.

The fair value of other real estate owned and impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. For the commercial real estate impaired loans and other real estate owned, appraisers may use either a single valuation approach or a combination of approaches such as comparative sales, cost or the income approach. A significant unobservable input in the income approach is the estimated income capitalization rate for a given piece of collateral. At December 31, 2014 and December 31, 2013, the range of capitalization rates utilized to determine the fair value of the underlying collateral ranged from 8.0% to 12.0%. Adjustments to comparable sales may be made by the appraiser to reflect local market conditions or other economic factors and may result in changes in the fair value of a given asset over time. As such, the fair value of impaired loans and other real estate owned are considered a Level 3 in the fair value hierarchy.

The following table presents the material assets reported on the balance sheet at their fair value, by level within the fair value hierarchy. As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair value of assets measured on a nonrecurring basis were as follows:

	December 31, 2014 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measured on a Nonrecurring Basis:
Impaired Loans
Residential real estate	$—	$—	$242
Commercial real estate	—	—	360
Construction	—	—	—
Commercial	—	—	168
Consumer	—	—	—
Total Impaired Loans	—	—	770
Other real estate owned	—	—
Residential	—	—	2,337
Commercial	—	—	12,867
Total other real estate owned	—	—	15,204
Total	$—	$—	$15,974

Impaired loans, which had a specific allowance for loan losses allocated, had a recorded investment of $1,284 with a valuation allowance of $514 at December 31, 2014, resulting in a provision for loan losses of $292 for the year ended December 31, 2014.

Other real estate owned, which is measured at fair value less costs to sell, had a net carrying amount of $15,204 (outstanding balance of $20,054, net of a valuation allowance of $4,850) at December 31, 2014, resulting in a write-down of $3,242 for the year ended December 31, 2014.

	December 31, 2013 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measured on a Non-Recurring Basis:
Impaired Loans
Residential real estate	$—	$—	$25
Commercial real estate	—	—	280
Construction	—	—	—
Commercial	—	—	564
Consumer	—	—	—
Total Impaired Loans	—	—	869
Other real estate owned
Residential	—	—	2,244
Commercial	—	—	5,714
Total other real estate owned	—	—	7,958
Total	$—	$—	$8,827

Impaired loans, which had a specific allowance for loan losses allocated, had a recorded investment of $1,273 with a valuation allowance of $404 at December 31, 2013, resulting in a provision for loan losses of $353 for the year ended December 31, 2013.

Other real estate owned, which is measured at fair value less costs to sell, had a net carrying amount of $7,958 (outstanding balance of $10,667, net of a valuation allowance of $2,709) at December 31, 2013, resulting in a write-down of $1,562 for the year ended December 31, 2013.

The estimated fair values of the Company’s financial instruments at December 31, 2014 and December 31, 2013 approximate as follows:

	Fair Value Measurements at December 31, 2014 Using:
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$185,703	$185,703	$—	$—
Loans, net	1,177,725	—	—	1,177,725
Accrued interest receivable	3,490	—	—	3,490
Financial liabilities
Deposits	$1,168,447	$854,246	$314,201	$—
FHLB advances	178,162	—	178,162	—
Subordinated debentures	—	—	—	—
Accrued interest payable	235	—	235	—

	Fair Value Measurements at December 31, 2013 Using:
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$143,452	$143,452	$—	$—
Loans, net	1,049,286	—	—	1,049,286
Accrued interest receivable	3,013	—	—	3,013
Financial liabilities
Deposits	$1,046,661	$695,739	$350,922	$—
FHLB advances	150,905	—	150,905	—
Subordinated debentures	3,000	—	—	3,000
Accrued interest payable	181	—	181	—

Fair value methods and assumptions are periodically evaluated by the Company. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – For these short-term highly liquid instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities – Fair values for investment securities, excluding FHLB stock, are discussed above. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Loans – The fair value measurement of certain impaired loans is discussed above. For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, using the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. An overall valuation adjustment was made for specific credit risks as well as general portfolio credit risk. The methods utilized to estimate the fair value do not necessarily represent an exit price.

Accrued interest receivable and payable – The carrying amount of accrued interest receivable and payable approximates fair value due to the short-term nature of these financial instruments.

Deposits – The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable upon demand at December 31, 2014 and December 31, 2013. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings – Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate fair value of existing borrowings by discounting future cash flows.

Long-term debt – Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt by discounting future cash flows.

Commitments to extend credit and standby letters of credit – The value of the unrecognized financial instruments is estimated based on the related deferred fee income associated with the commitments, which is not material to the Company's financial statements at December 31, 2014 and December 31, 2013.

NOTE 15 – EARNINGS PER COMMON SHARE

Basic earnings per common share is net income divided by weighted average number of shares outstanding during the period. Diluted earnings per share includes the effect of any potentially dilutive common stock equivalents (i.e., outstanding stock options).

There were no antidilutive common stock equivalents during the periods presented.

	Years ended December 31,
	2014	2013 (1)	2012 (1)
Basic
Net Income	$6,724	$11,990	$13,108
Weighted average shares of common stock outstanding	14,112,443	11,108,040	10,188,721
Basic earnings per common share	$0.48	$1.08	$1.29
Diluted
Net Income	$6,724	$11,990	$13,108
Weighted average shares of common stock outstanding	14,112,443	11,108,040	10,188,721
Add: Dilutive effects of assumed exercises of stock options	—	15,786	37,887
Average shares and dilutive potential common shares	14,112,443	11,123,826	10,226,608
Diluted earnings per common share	$0.48	$1.08	$1.28
_______________
(1)	Share and per share amounts have been restated to reflect the 7-for-1 reverse stock split completed on August 13, 2014. Please refer to Note 2 – Initial Public Offering for additional information related to the reverse stock split.

NOTE 16 – REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies, including the Bank’s primary federal regulator, the FDIC. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, which if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined), or leverage ratio.

To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. As of December 31, 2014 and December 31, 2013, the Bank met all capital adequacy requirements to be considered well capitalized. There were no conditions or events since the end of 2014 that management believes have changed the Bank’s classification as well capitalized.

The Company’s and Bank's actual and required capital ratios as of December 31, 2014 and December 31, 2013 were as follows:

	Actual		Required for Capital Adequacy Purposes		Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2014
Total capital to risk-weighted assets
C1 Financial, Inc.	$190,712	14.74%	$103,532	8.00%	$129,415	10.00%
C1 Bank	190,019	14.68%	103,523	8.00%	129,404	10.00%
Tier 1 capital to risk-weighted assets
C1 Financial, Inc. .	185,388	14.33%	51,766	4.00%	77,649	6.00%
C1 Bank	184,695	14.27%	51,762	4.00%	77,642	6.00%
Tier 1 capital to average assets
C1 Financial, Inc.	185,388	11.95%	62,049	4.00%	77,562	5.00%
C1 Bank	184,695	11.91%	62,045	4.00%	77,556	5.00%

	Actual		Required for Capital Adequacy Purposes		Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2013
Total capital to risk-weighted assets
C1 Financial, Inc.	$124,020	10.97%	$90,407	8.00%	$113,008	10.00%
C1 Bank	124,020	10.97%	90,407	8.00%	113,008	10.00%
Tier 1 capital to risk-weighted assets
C1 Financial, Inc.	120,008	10.62%	45,203	4.00%	67,805	6.00%
C1 Bank	120,008	10.62%	45,203	4.00%	67,805	6.00%
Tier 1 capital to average assets
C1 Financial, Inc.	120,008	9.36%	51,292	4.00%	64,115	5.00%
C1 Bank	120,008	9.36%	51,292	4.00%	64,115	5.00%

During 2014, the Parent Company raised an additional $57.9 million in capital through the issuance of common stock (including $42.3 million in the Initial Public Offering – as mentioned in Note 2), of which $57.4 was invested in the Bank during 2014 and $0.5 million was left at the Parent Company.

At December 31, 2014, the Bank could have paid dividends to the Company of approximately $31.8 million without the prior consent and approval of its regulatory agencies.

NOTE 17 – PARENT COMPANY ONLY FINANCIAL INFORMATION

The following tables provide condensed financial information for the Parent Company of C1 Financial, Inc.

Condensed Balance Sheets

	December 31, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	$505	$—
Investment in subsidiary	185,945	121,814
Other assets	188	—
Total assets	$186,638	$121,814

LIABILITIES AND STOCKHOLDERS’ EQUITY
Stockholders’ equity	$186,638	$121,814
Total liabilities and stockholders’ equity	$186,638	$121,814

Condensed Income Statements

	2014	2013
Equity in undistributed income of subsidiary	$6,724	$—
Net income	$6,724	$—
Comprehensive income	$6,724	$—

Condensed Statements of Cash Flows

	2014	2013
Cash flows from operating activities
Net income	$6,724	$—
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed income of subsidiary	(6,724)	—
Net cash from operating activities	—	—
Cash flows from investing activities
Investment in subsidiary	(57,407)	—
Net cash from investing activities	(57,407)	—
Cash flows from financing activities
Net proceeds from issuance of common stock	57,907	—
Other	5	—
Net cash from financing activities	57,912	—
Net change in cash and cash equivalents	505	—
Cash and cash equivalents at beginning of the period	—	—
Cash and cash equivalents at end of the period	$505	$—

1,256,255 Shares
Common Stock

C1 Financial, Inc.

PROSPECTUS

, 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
Registration fee	$2,829.03
FINRA filing fee	4,151.93
NYSE listing fee	-
Transfer agent’s fees	2,500.00
Printing and engraving expenses	5,000.00
Legal fees and expenses	125,000.00
Accounting fees and expenses	50,000.00
Miscellaneous	10,000.00
Total	$199,480.96

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 607.0850 of the FBCA permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, Section 607.0850 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Section 607.0850 of the FBCA provides that such indemnification may also include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be ultimately found not to be entitled to indemnification under Section 607.0850. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities.

The FBCA allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Our amended and restated articles of incorporation provide that we may indemnify every person who now is or hereafter may be a director or officer of the Company, or a director or officer of any other corporation serving as such at the request of the Company because of the Company’s interest as a stockholder or creditor of such other corporation. These persons shall be indemnified by the Company against all costs and amounts or liability therefor and expenses, including counsel fees, reasonably incurred by or imposed upon him or her in connection with or resulting from any action, suit, proceeding, or claim of whatever nature to which he or she is or shall be made a party because of his or her being or having been a director or officer of the Company or for such other corporation (whether or not he or she is such director or such officer at the time he or she is made a party to such action, suit, proceeding, or claim or at the time such costs, expenses, amounts or liability therefor are incurred by or imposed upon him or her), provided that such indemnification will not be provided for any director, officer, employee or agent if a judgment or final adjudication establishes that his or her actions were material to the cause of action so adjudicated and constitute: (i) a violation of criminal law, (ii) a transaction in which the director, officer, employee or agent derived an improper personal benefit, (iii) in the case of a director, a circumstance under which the liability provisions of Florida Statute 607.0834 are applicable, and (iv) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a stockholder; provided that this indemnification herein provided shall, with respect to any settlement of any such suit, action, proceeding, or claim, include reimbursement of any amounts paid and expenses reasonably incurred in settling any such suit, action, proceeding or claim when, in the judgment of the board of directors of the Company, such settlement and reimbursement appeared to be for the best interests of the Company. The foregoing right of indemnification shall be in addition to and not exclusive of any and all other rights as to which any such director or officer may be entitled under any agreement, vote of stockholders, or otherwise.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since the incorporation of the Registrant:

•	On December 19, 2013, each outstanding share of common stock of the Bank was converted into one share of common stock of the Company. As a result of this exchange, the Bank became a wholly owned subsidiary of the Company. This exchange was exempt from registration under the Securities Act in reliance on Section 3(a)(12) of the Securities Act. No underwriters were involved in this exchange.

•	On December 31, 2013, the Company sold 4,091,391 shares of common stock for an aggregate principal amount of $5,605,205.67.

•	On February 27, 2014, the Company sold 5,388,127 shares of common stock for an aggregate principal amount of $11,799,998.13.

•	On March 31, 2014, the Company sold 455,479 shares of common stock for an aggregate principal amount of $664,999.34.

•	On April 17, 2014, the Company sold 6,264 shares of common stock for an aggregate principal amount of $9,270.72.

•	On April 25, 2014, the Company sold 485,902 shares of common stock for an aggregate principal amount of $885,801.46.

•	On April 28, 2014, the Company sold 626,241 shares of common stock for an aggregate principal amount of $926,836.68.

•	On April 30, 2014, the Company sold 435,867 shares of common stock for an aggregate principal amount of $645,083.16.

•	On May 30, 2014, the Company sold 462,461 shares of common stock for an aggregate principal amount of $689,066.89.

The sales beginning on December 31, 2013 were made to certain accredited investors and were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act. No underwriters were involved in these sales.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement††
3.1	Amended and Restated Articles of Incorporation†
3.2	Amended and Restated Bylaws †
5	Opinion of Shutts & Bowen LLP
10.1	C1 Financial, Inc. 2014 Omnibus Incentive Plan†
10.2	C1 Bank Cash Incentive Plan†
10.3	C1 Financial, Inc. 2014 Employee Stock Purchase Plan†
21	Subsidiaries of the Registrant†
23.1	Consent of Crowe Horwath LLP
23.2	Consent of Shutts & Bowen LLP (included in Exhibit 5)
24.1	Power of Attorney (included on signature page)
_______________
†	Indicates exhibits incorporated herein by reference to the Registration Statement on Form S-1 filed with the SEC on July 11, 2014.

††	To be filed by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934 and incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is included in the consolidated financial statements or related notes. See the Index to Consolidated Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on the 5th day of August, 2015.

C1 Financial, Inc.

By:	/s/ Trevor R. Burgess
Name: Trevor R. Burgess
Title: President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Trevor R. Burgess and Cristian A. Melej, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Trevor R. Burgess	President, Chief Executive Officer and	August 5, 2015
Trevor R. Burgess	Director (principal executive officer)

/s/ Cristian A. Melej	Chief Financial Officer	August 5, 2015
Cristian A. Melej	(principal financial and accounting officer)

/s/ William H. Sedgeman, Jr.	Chairman and Director	August 5, 2015
William H. Sedgeman, Jr.

/s/ Brian D. Burghardt	Director	August 5, 2015
Brian D. Burghardt

/s/ Phillip L. Burghardt	Director	August 5, 2015
Phillip L. Burghardt

/s/ Marcelo Faria de Lima	Director	August 5, 2015
Marcelo Faria de Lima

/s/ Robert P. Glaser	Director	August 5, 2015
Robert P. Glaser

/s/ Neil D. Grossman	Director	August 5, 2015
Neil D. Grossman

/s/ Duane L. Moore	Director	August 5, 2015
Duane L. Moore

/s/ Kathryn B. Pemble	Director	August 5, 2015
Kathryn B. Pemble

/s/ Adelaide Alexander Sink	Director	August 5, 2015
Adelaide Alexander Sink

/s/ Ryan L. Snyder	Director	August 5, 2015
Ryan L. Snyder

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement††
3.1	Amended and Restated Articles of Incorporation†
3.2	Amended and Restated Bylaws †
5	Opinion of Shutts & Bowen LLP
10.1	C1 Financial, Inc. 2014 Omnibus Incentive Plan†
10.2	C1 Bank Cash Incentive Plan†
10.3	C1 Financial, Inc. 2014 Employee Stock Purchase Plan†
21	Subsidiaries of the Registrant†
23.1	Consent of Crowe Horwath LLP
23.2	Consent of Shutts & Bowen LLP (included in Exhibit 5)
24.1	Power of Attorney (included on signature page)
_______________
†	Indicates exhibits incorporated herein by reference to the Registration Statement on Form S-1 filed with the SEC on July 11, 2014.

††	To be filed by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934 and incorporated herein by reference.